                                                     RULE NO. 424(b)(1)
                                                     REGISTRATION NO. 333-47907


PROSPECTUS
MAY 11, 1998

                           THE FAIRCHILD CORPORATION

                               OFFER TO EXCHANGE
          SHARES OF CLASS A COMMON STOCK OF THE FAIRCHILD CORPORATION
           FOR EACH SHARE OF COMMON STOCK OF BANNER AEROSPACE, INC.,
               UP TO 4,000,000 SHARES OF BANNER AEROSPACE, INC.

 THE EXCHANGE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 9, 1998, UNLESS THE EXCHANGE OFFER IS EXTENDED (THE "EXPIRATION DATE"). SHARES WHICH ARE TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.


  The Fairchild Corporation, a Delaware corporation ("Fairchild" or the "Company"), hereby offers to exchange, for each properly tendered share of common stock of Banner Aerospace, Inc., a number of shares of The Fairchild Corporation's Class A common stock, par value $0.10 per share (the "Class A Common Stock"), equal to the quotient of $12.50 divided by 20.675, up to a maximum of 4,000,000 shares of the common stock, par value $1.00 per share (the "Banner Shares"), of Banner Aerospace, Inc., a Delaware corporation ("Banner"), which is a subsidiary of Fairchild, validly tendered and not properly withdrawn, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (the "Letter of Transmittal"), which together constitute the "Exchange Offer". The Class A Common Stock to be issued pursuant to the Exchange Offer has been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus is a part (the "Registration Statement").

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE EXCHANGE OFFER, SEE "RISK FACTORS" ON PAGE 9.

  The Fairchild Class A Common Stock is listed and principally traded on the New York Stock Exchange and the Pacific Exchange. On May 8, 1998, the last trading day before Fairchild disclosed the terms of the Exchange Offer, the closing sale price per share of Fairchild Class A Common Stock as reported on the New York Stock Exchange was $20.

  Any shareholder desiring to accept the Exchange Offer should follow the procedures set forth in "The Exchange Offer--Procedures for Tendering Banner Shares." Shareholders having Banner Shares registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such person if they desire to tender their Banner Shares. Shareholders who wish to tender their Banner Shares and whose certificates for such shares are not immediately available should tender such shares by following the procedures for guaranteed delivery set forth in "The Exchange Offer--Guaranteed Delivery Procedures."
                                                  (Continued on following page)

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

(Cover continued from previous page)

  Fairchild will not receive any proceeds from the Exchange Offer. Fairchild has agreed to bear certain expenses of the Exchange Offer. No underwriter is being used in connection with the Exchange Offer.

  No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Fairchild or Banner or any other person. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Fairchild or Banner since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

  In those jurisdictions where securities, blue sky or other laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of Fairchild by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                                            (End of Cover Page)

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933 (the "Securities Act") with respect to the Class A Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The Company is subject to the information requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Commission. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is hereby made to the Registration Statement, and the exhibits and schedules filed as a part thereof as well as such reports, proxy statements and other information filed by the Company, which may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwest Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed rates. The Commission also maintains a web site at http://www.sec.gov which contains reports, proxy, and information statements and other information regarding registrants that file electronically with the Commission. The Company's Class A Common Stock is listed on the New York Stock Exchange and the Pacific Exchange, and such reports, proxy statements, and other information statements may be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Pacific Exchange, 301 Pine Street, San Francisco, California 94104. The Company's executive offices are located at Washington Dulles International Airport, 300 West Service Road, Chantilly, Virginia 20153. Its telephone number is (703) 478-5800.

  Banner is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information filed by Banner can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004; and at the Commission's Regional Offices at 500 West Madison St., Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding Banner. Such reports and other information concerning Banner can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the Banner Shares are listed.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997, as amended on December 15, 1997, the Company's Quarterly Report on Form 10-Q for the quarter ended September 28, 1997, as amended on December 15, 1997, the Company's Quarterly Report on Form 10-Q for the quarter ended on December 28, 1997, the Company's Current Report on Form 8-K dated December 8, 1997, March 12, 1998, Form 8-K/A dated April 23, 1998 and Form 8-K/A-2 dated May 5, 1998, the Company's Proxy Statement pursuant to Section 14(a) of the Exchange Act dated October 10, 1997 and the description of the Company's Class A Common Stock contained in the Company's registration statement on Form 8-A, dated October 5, 1987 in each case, if applicable, as amended, and all documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer described herein, shall be deemed to be incorporated herein by reference and made a part of this Prospectus and to be a part hereof from the date of the filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy (without exhibits unless such exhibits are specifically incorporated by reference into such document and are specifically requested) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Donald E. Miller, Esq., Senior Vice President and General Counsel, The Fairchild Corporation, Washington Dulles International Airport, 300 West Service Road, Chantilly, Virginia 20153, by mail, and if by telephone (703) 478-5800.

  Banner's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, Banner's Quarterly Report on Form 10-Q for the quarters ended June 30, 1997, September 30, 1997, and December 31, 1997, Banner's Proxy Statement pursuant to Section 14(a) of the Exchange Act dated August 8, 1997, if applicable, as amended, and all documents subsequently filed by Banner pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Exchange Offer described herein shall be deemed to be incorporated herein by reference and made a part of this Prospectus and to be a part hereof from the date of the filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or Prospectus. Banner will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy (without exhibits unless such exhibits are specifically incorporated by reference into such document and are specifically requested) of any or all documents incorporated by reference in this Prospectus. Requests for such copies should be directed to Eugene W. Juris, Vice President, Banner Aerospace, Inc., Washington Dulles International Airport, 300 West Service Road, Washington, D.C. 20041, by mail, and if by telephone (703) 478-5790.

  Not later than the date of commencement of the Exchange Offer, the Company will file with the Commission a statement on Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act furnishing certain information with respect to the Offer. Such Schedule and any amendments thereto should be available for inspection and copying as set forth above.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
AVAILABLE INFORMATION.................................................... iii
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE........................ iii
PROSPECTUS SUMMARY.......................................................   1
THE EXCHANGE OFFER.......................................................   4
RISK FACTORS.............................................................   9
THE EXCHANGE OFFER.......................................................  13
DIVIDEND POLICY..........................................................  18
PRICE RANGE OF CLASS A COMMON STOCK .....................................  18
CAPITALIZATION...........................................................  19
SELECTED CONSOLIDATED FINANCIAL DATA.....................................  20
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE FAIRCHILD
 CORPORATION.............................................................  21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS...........................................................  28
BUSINESS.................................................................  39
MANAGEMENT...............................................................  47
PRINCIPAL STOCKHOLDERS...................................................  50
DESCRIPTION OF FAIRCHILD CAPITAL STOCK...................................  53
COMPARISON OF STOCKHOLDER RIGHTS.........................................  54
CERTAIN FEDERAL INCOME TAX CONSEQUENCES..................................  56
LEGAL MATTERS............................................................  58
EXPERTS..................................................................  58

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements (including the notes thereto) incorporated by reference into, this Prospectus. Except where the context otherwise requires, as used herein, the "Company" refers to The Fairchild Corporation and its subsidiaries, and "Fiscal" in connection with a year shall mean the 12 months ended June 30 of such year.

                           THE FAIRCHILD CORPORATION

  The Company is the largest aerospace fastener manufacturer in the world and is also an independent aerospace parts distributor. Through internal growth and strategic acquisitions, the Company has become one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Bombardier and to airlines such as Delta Airlines and US Airways.

  The Company's primary focus is on the aerospace industry and its business consists primarily of two segments--aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment, which accounted for approximately 51.4% of the Company's net sales in Fiscal 1997, pro forma for the Banner Hardware Group Disposition (as defined below), manufactures and markets fastening systems used in the manufacturing and maintenance of commercial and military aircraft. The aerospace distribution segment, which accounted for approximately 35.9% of the Company's net sales in Fiscal 1997, pro forma for the Banner Hardware Group Disposition, stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, original equipment manufacturers ("OEMs"), other distributors, fixed-base operators, corporate aircraft operators and other aerospace and non-aerospace companies. The Company's aerospace distribution business is conducted through its 66% owned subsidiary, Banner Aerospace, Inc. ("Banner"). On January 13, 1998, nine of Banner's subsidiaries transferred substantially all of their assets to AlliedSignal Inc. ("Allied") for approximately $369 million of common stock of Allied (the "Banner Hardware Group Disposition"). See "Recent Developments."

  The aerospace parts industry currently is enjoying positive trends driven by favorable economic conditions, strong growth in new commercial aircraft orders, an increase in miles flown by existing aircraft and the need to modify older aircraft to comply with noise regulations. In 1997, Airbus, Boeing and McDonnell Douglas deliveries totalled 557 new aircraft, a 41% increase over 1996. In addition, backlog for those manufacturers aggregated 2,753 aircraft at December 31, 1997. The Company believes it is well positioned to take advantage of these favorable industry trends and intends to leverage its worldwide brand name recognition and leading market positions in order to increase revenues and operating profits. The aerospace industry also continues to experience consolidation at both the manufacturer and supplier level. The Company believes that it is well positioned to pursue additional strategic acquisitions and take advantage of such industry trends. The Company continually evaluates potential acquisitions and is currently in discussions with several parties regarding acquisitions.

THE REFINANCING

  The Company recently consummated a series of transactions designed to: (i) reduce its total indebtedness and annual interest expense; (ii) increase the number of publicly held shares of Class A Common Stock; and (iii) increase the Company's operating and financial flexibility.

  The Company entered into a new credit facility (the "New Credit Facility") that provides for total lending commitments of up to $300 million. The New Credit Facility is comprised of a revolving credit facility and a term loan facility.

  On December 19, 1997, the Company consummated a public offering of 3,000,000 shares of Class A Common Stock (the "Offering"). The Offering price of the Class A Common Stock was $20.00 per share and resulted in net proceeds to the Company of approximately $57.0 million.

  With the proceeds of the Offering, borrowings under the New Credit Facility and the after tax proceeds the Company has already received from the STFI Sale (as defined below) (collectively, the "Refinancing"), the Company has refinanced substantially all of its existing indebtedness (other than indebtedness of Banner), consisting of the 11 7/8% Senior Debentures due 1999, the 12% Intermediate Debentures due 2001, the 13 1/8% Subordinated Debentures due 2006, the 13% Junior Subordinated Debentures due 2007 and its existing bank indebtedness. The Refinancing has reduced the Company's total net indebtedness by approximately $125 million and has reduced the Company's annual interest expense, on a pro forma basis, by approximately $21 million. The completion of the STFI Sale has reduced the Company's annual interest expense by approximately $3 million. In addition, a portion of the proceeds from the Banner Hardware Group Disposition was used to repay all of Banner's outstanding bank indebtedness, which has further reduced the Company's annual interest expense by an additional $14 million.

RECENT DEVELOPMENTS

  On November 20, 1997, Shared Technologies Fairchild Inc. ("STFI"), a corporation of which the Company then owned approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock received $15.00 per share in cash (the "STFI Sale"). In connection with the STFI Sale, the Company received approximately $178 million in cash (before tax) in exchange for certain preferred stock and common stock of STFI. The Intermedia transaction replaces an earlier merger agreement with Tel-Save Holdings, Inc. under which the Company would have received consideration primarily in common stock of Tel-Save Holdings, Inc. Consummation of the STFI Sale is subject to certain conditions.

  On January 13, 1998, certain subsidiaries (the "Selling Subsidiaries"), of Banner, completed the disposition of substantially all of the assets and certain liabilities of the Selling Subsidiaries to two wholly-owned subsidiaries of Allied (the "Buyers"), in exchange for unregistered shares of AlliedSignal Inc. common stock with an aggregate value equal to $369 million (the "Banner Hardware Group Disposition"). The purchase price received by the Selling Subsidiaries was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Selling Subsidiaries to the Buyers. Such estimated closing date balance sheet is subject to review by the parties, and the purchase price will be adjusted (up or down) based on the net worth as reflected on the final closing date balance sheet. The assets transferred to the Buyers consists primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners, and its PacAero unit. Approximately $196,000 of the common stock received from the Buyers was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company will account for its remaining investment in Allied common stock as an available-for-sale security. Banner effected the Banner Hardware Group Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Banner Hardware Group Disposition presented a unique opportunity to realize a significant return on the disposition of the hardware group.

  On March 2, 1998, the Company consummated the acquisition (the "Special-T Acquisition") of Edwards & Lock Management Company, doing business as Special-T Fasteners ("Special-T"), from the stockholders of Special-T, pursuant to an agreement and plan of merger. The purchase price for the acquisition was $47.6 million, of which $24.6 million was paid in shares of Class A Common Stock of the Company and the remainder was paid in cash. The purchase price is subject to certain post-closing adjustments. Special-T is a distributor of aerospace fasteners. In 1997, Special-T had sales of approximately $52.9 million and operating earnings of approximately $9.1 million, of which $30.8 million in sales and $4.7 million in operating earnings related to the Company's aerospace fasteners segment.

CONTEMPLATED SPIN-OFF; FAIRCHILD TECHNOLOGIES

  In order to focus its operations on the aerospace industry, the Company is considering distributing (the "Spin-Off") to its stockholders all of the stock of Fairchild Industrial Holdings Corp. ("FIHC"), which may own all or a substantial part of the Company's non-aerospace operations. Although the Company's ability to effect the Spin-Off is uncertain, the Company may effect the Spin-Off as soon as is reasonably practicable following receipt of a solvency opinion relating to FIHC, and all necessary governmental and third party approvals. The solvency opinion with respect to FIHC is required by the Company's board of directors. In order to effect the Spin-Off, approval is required from the board of directors of the Company, however, shareholder approval is not required. The composition of the assets and liabilities to be included in FIHC, and accordingly the ability of the Company to consummate the Spin-Off, is contingent, among other things, on obtaining consents and waivers under the Company's New Credit Facility. The Company is presently in negotiations with its lenders regarding obtaining such consents and waivers and at the present time the Company has not reached an agreement with its lenders that will allow the Company to consummate the Spin-Off. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders and consequently there is no assurance that the Company will be able to consummate the Spin-Off. In addition, the Company may sell, restructure or otherwise change the assets and liabilities that may be in FIHC at the time of the Spin-Off and may delay the timing of the Spin-Off to minimize the tax consequences thereof to the Company and its stockholders or for other reasons elect not to consummate the Spin-Off. See "Risk Factors--Uncertainty and Tax and Other Consequences of the Spin-Off."

  At the time of the Spin-Off, if consummated, the business and assets of FIHC may consist of one or more of the following: (i) the Company's technology products segment, which consists of Fairchild Technologies (a worldwide producer of equipment for recordable compact disc and semiconductor manufacturers); (ii) the Company's 31.9% ownership interest in Nacanco Paketleme (the largest producer of aluminum cans in Turkey); and (iii) certain of the Company's real estate and miscellaneous investments, including approximately 80 acres of land in Long Island, New York currently under development.

  In February, 1998, the Company adopted a formal plan to enhance the opportunities for disposition of Fairchild Technologies ("Technologies"), while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity and headcount at Technologies, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in the Spin-Off. If the Company elects to include Technologies in the Spin-Off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Fairchild Technologies' operating divisions.

  In connection with the adoption of such plan, the Company has recorded an after-tax reserve of approximately $22 million in discontinued operations in the third fiscal quarter ending March 29, 1998, of which $14 million (net of income tax benefit of $4 million) relates to an estimated loss on the disposal of certain assets of Technologies, and $8 million relates to a provision for expected operating losses over the next twelve months at Technologies. While the Company believes that $22 million is a sufficient charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that the reserve is adequate. See "Risk Factors--Fairchild Technologies Losses" and "Management's Discussion and Analysis of Financial Condition of Results of Operations."

                               THE EXCHANGE OFFER

Terms of the Exchange
 Offer......................  Fairchild is offering, upon the terms and subject to the conditions of the Exchange Offer, to exchange a number of shares of its Class A Common Stock for each properly tendered Banner Share, equal to the quotient of $12.50 divided by 20.675, up to a maximum of 4,000,000 Banner Shares. If more than 4,000,000 Banner Shares are validly tendered and not properly withdrawn, then Fairchild will accept all of such shares on a pro rata basis as described herein in exchange for the shares of Fairchild Class A Common Stock. The Exchange Offer, proration period and withdrawal rights will expire at Midnight, New York City time, on June 9, 1998, unless the Exchange Offer is extended. To be eligible to receive Fairchild Class A Common Stock pursuant to the Exchange Offer, a holder of Banner Shares must validly tender and not properly withdraw their Banner Shares on or prior to the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

Purpose of the Exchange       The purpose of the Exchange Offer is for
 Offer......................  Fairchild to increase its ownership of Banner, its subsidiary, to at least 80% such that the Company can include Banner in its United States consolidated corporate income tax return.

Expiration Date; Extension;
 Amendments.................  The Exchange Offer will expire at Midnight, New
                              York City time, on June 9, 1998, unless the
                              Exchange Offer is extended by Fairchild in its sole discretion, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer--Expiration Date; Extension; Amendments."

Procedures for Tendering
 Banner Shares..............  Each Holder wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with certificates(s) for such Banner Shares, if required, and any other required documentation to ChaseMellon Shareholder Services L.L.C., as Exchange Agent, at the address set forth herein. Holders whose Banner Shares are held through The Depository Trust Company (the "Depositary") and wish to accept the Exchange Offer may do so through the Depositary's Automated Tender Offer Program ("ATOP"), by which each tendering participant will agree to be bound by the Letter of Transmittal. See "The Exchange Offer--Procedures for Tendering Banner Shares."

Special Procedures for
 Beneficial Owners..........  Any beneficial owner whose Banner Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Banner Shares in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "The Exchange Offer--Procedures for Tendering Banner Shares." If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his or her Banner Shares, either make appropriate arrangements to register ownership of the Banner Shares in such owner's name or obtain a properly completed stock power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

Guaranteed Delivery           Holders of Banner Shares who wish to tender their
 Procedures.................  Banner Shares and whose Banner Shares are not immediately available or who cannot deliver their Banner Shares, the Letter of Transmittal or any other documents required by the Letter of Transmittal to ChaseMellon Shareholder Services
                              L.L.C., as Exchange Agent, prior to the
                              Expiration Date, must tender their Banner Shares according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed
                              Delivery Procedures."

Acceptance of the Banner
 Shares and Delivery of the
 Class A Common Stock.......
                              Subject to the satisfaction or waiver of the conditions to the Exchange Offer, Fairchild will accept for exchange any and all Banner Shares which are properly tendered in the Exchange Offer prior to the Expiration Date. The Class A Common Stock issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the proper tender of the Banner Shares. See "The Exchange Offer."

Proration...................  If more than 4,000,000 Banner Shares have been validly tendered for exchange and not properly withdrawn on or prior to the Expiration Date, subject to the terms and conditions of the Exchange Offer, Fairchild will accept such shares on a pro rata basis. See "The Exchange Offer-- Terms of the Exchange Offer."

Withdrawal Rights...........  Subject to the conditions set forth herein, tenders of Banner Shares may be withdrawn at any time on or prior to the Expiration Date. See "The Exchange Offer--Withdrawal Rights."

No Fractional Shares........  No fractional shares of Fairchild Class A Common
                              Stock will be distributed. Holders of Banner
                              Shares who would otherwise be entitled to receive a fractional share of Fairchild Class A Common Stock will be paid in cash in lieu of such fractional share. See "The Exchange Offer--Terms of the Exchange Offer."

Certain United States
 Federal Income Tax
 Consequences of the
 Exchange Offer.............
                              For a discussion of certain federal income tax considerations relating to the exchange of the Class A Common Stock for the Banner Shares, see "Certain United States Federal Income Tax Consequences of the Exchange Offer."

Delivery of Banner Shares...  Fairchild will deliver shares of Fairchild Class
                              A Common Stock and cash in lieu of fractional shares as soon as practicable after acceptance of Banner Shares for exchange. See "The Exchange Offer--Exchange of Banner Shares."

Exchange Agent..............
                              ChaseMellon Shareholder Services, L.L.C. is serving as the exchange agent (the "Exchange Agent") in connection with the Exchange Offer. Its telephone number is (201) 329-8929.

Information Agent...........  ChaseMellon Shareholder Services, L.L.C. is
                              serving as the information agent (the
                              "Information Agent") in connection with the Exchange Offer. Its telephone number is (212) 273-8080.


Failure to Exchange Banner
 Shares.....................  The Class A Common Stock will be issued in exchange for Banner Shares only after timely receipt by the Exchange Agent of such Banner Shares, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, Holders desiring to tender such Banner Shares in exchange for Class A Common Stock should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor Fairchild is under any duty to give notification of defects or irregularities with respect to tenders of Banner Shares for exchange.

Any questions regarding the Exchange Offer, including the procedure for tendering shares in the Exchange Offer and/or surrendering stock certificates in connection therewith, should be directed to the Information Agent as follows:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                              450 WEST 33RD STREET
                                   14TH FLOOR
                               NEW YORK, NY 10001

                    BANKS AND BROKERAGE FIRMS CALL COLLECT:
                                 (212) 273-8080

                           ALL OTHERS CALL TOLL FREE:
                                 (888) 224-2745

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following table sets forth summary financial data for the Company and should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus. The summary financial data as of and for the five years ended June 30, 1997 have been derived from the Company's Consolidated Financial Statements, which were audited by Arthur Andersen LLP, the Company's independent accountants. The summary financial data as of and for the six months ended December 28, 1997 and December 29, 1996 have been derived from the Company's Consolidated Financial Statements and are unaudited. The unaudited pro forma statement of operations data for the Fiscal year ended June 30, 1997 and for the six months ended December 28, 1997 give effect to the Refinancing, the completion of the STFI Sale, the Banner Hardware Group Disposition and the Special-T Acquisition as if they occurred on July 1, 1996 and July 1, 1997, respectively. The data presented below should be read in conjunction with the Financial Statements and related notes appearing elsewhere in this Prospectus. The unaudited pro forma balance sheet data as of December 31, 1997 give effect to the Refinancing, the completion of the STFI Sale, the Banner Hardware Group Disposition and the Special-T Acquisition as if they had occurred on such date. The pro forma financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the Refinancing, the completion of the STFI Sale, the Banner Hardware Group Disposition and the Special-T Acquisition actually occurred on the dates specified.

                                              FISCAL                            SIX MONTHS ENDED
                          --------------------------------------------------  ----------------------
                            1993      1994      1995      1996     1997(1)     12/29/96    12/28/97
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS:
Net sales...............  $247,080  $203,456  $220,351  $349,236  $  680,763  $  290,705  $  402,978
Gross profit............    42,609    28,415    26,491    74,101     181,344      73,877     103,151
Operating income
 (loss).................   (29,595)  (46,845)  (30,333)  (11,286)     33,499       8,595      26,181
Net interest expense....    67,162    66,670    64,113    56,459      47,681      22,375      27,744
Earnings (loss) from
 continuing operations..   (62,413)    4,834   (56,280)  (32,186)      1,816      (5,757)     (3,376)
Earnings (loss) per
 share from continuing
 operations:
 Basic..................  $  (3.87) $   0.30  $  (3.49) $  (1.98) $     0.11  $    (0.35) $    (0.20)
 Diluted................     (3.87)     0.30     (3.49)    (1.98)       0.11       (0.35)      (0.20)
PRO FORMA DATA(2):
Net sales...............                                          $  494,075              $  304,811
Gross profit............                                             121,863                  67,467
Operating income
 (loss).................                                              14,455                  16,923
Net interest expense....                                              13,910                  12,183
Earnings (loss) from
 continuing operations..                                              13,101                   1,261
Earnings (loss) per
 share from continuing
 operations:
 Basic..................                                          $     0.58              $     0.05
 Diluted................                                                0.56                    0.05
OTHER DATA:
EBITDA(3)...............    (9,730)  (33,024)   (9,830)    9,759      57,806      18,670      39,513
EBITDA Margin(4)........      N.M.      N.M.      N.M.       2.8%        8.5%        6.4%        9.8%
Cash used for operating
 activities.............   (21,120)  (33,271)  (25,040)  (48,951)   (100,058)    (53,850)    (91,845)
Cash provided by (used
 for) investing
 activities.............    (9,290)  166,068   (19,156)   57,540      79,975     165,210      59,517
Cash provided by (used
 for) financing
 activities.............    57,431  (101,390)   12,345   (39,637)     (1,455)    (52,908)     52,503
                                                                              AT DECEMBER 31, 1997
                                                                              ----------------------
                                                                                             PRO
                                                                                ACTUAL     FORMA(2)
                                                                              ----------  ----------
BALANCE SHEET DATA:
Total assets............   941,675   860,943   828,680   993,398   1,052,666   1,122,736   1,047,311
Long-term debt, less
 current maturities.....   566,491   518,718   508,255   368,589     416,922     371,610     243,664
Stockholders' equity....    53,754    69,494    39,378   230,861     232,424     305,929     454,086

--------------------
(1) The actual results for Fiscal 1997 include results of Simmonds, a European manufacturer of aerospace fasteners, from its date of acquisition in February 1997.
(2)  See "Pro Forma Consolidated Financial Statements."
(3) Earnings before interest, taxes, depreciation and amortization ("EBITDA") represents the sum of operating income before depreciation and amortization. Included in EBITDA are restructuring and unusual charges of $15,469, $25,553, and $2,319 in Fiscal 1993, 1994, and 1996, respectively.
     The Company considers EBITDA to be an indicative measure of the Company's operating performance due to the significance of the Company's long-lived assets and because such data is considered useful by the investment community to better understand the Company's results, and can be used to measure the Company's ability to service debt, fund capital expenditures and expand its business. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP"), may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity. Cash expenditures for various long-term assets, interest expense, and income taxes have been, and will be incurred which are not reflected in the EBITDA presentation. Furthermore, EBITDA is not available for the discretionary use of management and, prior to the payment of dividends, the Company uses EBITDA to meet its capital expenditure and debt service requirements. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.
(4)  Represents EBITDA as a percentage of net sales.

                                 RISK FACTORS

  Holders of Banner Shares should carefully consider the following risk factors, as well as the other information contained in, and incorporated by reference in, this Prospectus, before exchanging their Banner Shares for Shares of Fairchild Class A Common Stock. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements," which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

AIRLINE INDUSTRY RISKS/CYCLICALITY

  The Company's aerospace fasteners and aerospace distribution segments operate in historically cyclical industries. These segments are sensitive to general economic conditions and have been adversely affected by past recessions. Performance of the aerospace fasteners and aerospace distribution segments is also influenced by conditions generally affecting the aerospace industry, which, from 1990 to 1994, had experienced reduced demand for commercial aircraft, a decline in military spending and the postponement of overhaul and maintenance on existing aircraft.

  In past years, the aerospace industry has been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition. Several passenger airline carriers encountered significant financial difficulties, resulting in certain of such carriers ceasing to conduct business or seeking protection from creditors under federal bankruptcy laws. Certain passenger airline carriers have continued to operate under the protection of federal bankruptcy laws and continue to purchase products from aerospace hardware providers. If any of the Company's aerospace customers cease to conduct business or seek protection from creditors under federal bankruptcy laws, it is likely the Company would be classified as a general unsecured creditor of such customer and the Company would be forced to incur losses from the write-off of accounts receivable. The loss of any of the Company's significant customers could result in a decrease in the Company's net sales and have a material adverse effect upon the Company's business. Although no one customer accounted for more than 10% of the Company's net sales in fiscal 1997 or for the six months ended December 28, 1997, the vast majority of the Company's revenues come from customers providing parts or services to Airbus and Boeing and, accordingly, the Company is dependent on the business of those manufacturers. A number of the historical customers of the Company's aerospace distribution business are smaller domestic and foreign passenger airlines, freight and package carriers, charter airlines and aircraft leasing companies, which may also suffer from the factors adversely affecting the airline industry generally. As a result, certain of the Company's customers may pose credit risks to the Company. The Company's inability to collect receivables could adversely affect its results of operations.

COMPETITION

  The markets for the Company's products and services are extremely competitive, and the Company faces competition from a number of sources in most of its product lines. Some of the Company's competitors have financial and other resources greater than those of the Company and are also well established as suppliers to the markets that the Company serves. Quality, performance, service and price are generally the prime competitive factors. There can be no assurance that the Company's markets will not attract additional competitors.

FAIRCHILD TECHNOLOGIES LOSSES

  For the Company's fiscal years 1995, 1996, and 1997, and for the first six months of fiscal 1998, Technologies had operating losses of approximately $1.5 million, $1.5 million, $3.6 million, and $5 million, respectively. In addition, as a result of the downturn in the Asian markets, Technologies has experienced delivery deferrals, reduction in new orders, lower margins and increased price competition.

  In response, in February, 1998, the Company has adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity and headcount at Technologies, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in the Spin-Off. If the Company elects to include Technologies in the Spin-Off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Technologies' operating divisions.

  In connection with the adoption of such plan, the Company has recorded an after-tax reserve of approximately $22 million in discontinued operations in the third fiscal quarter ending March 29, 1998, of which $14 million (net of income tax benefit of $4 million) relates to an estimated loss on the disposal of certain assets of Technologies, and $8 million relates to a provision for expected operating losses over the next twelve months at Technologies. While the Company believes that $22 million is a sufficient charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that the reserve is adequate. See "Managements' Discussion and Analysis of Financial Condition of Results of Operations".

DUAL CLASSES OF COMMON STOCK; CONTROL BY PRINCIPAL STOCKHOLDER

  The authorized Common Stock of the Company consists of 40,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock, of which 18,150,227 shares of Class A Common Stock and 2,624,716 shares of Class B Common Stock were outstanding as of March 2, 1998. Except for voting with respect to additional issuances of Class B Common Stock and for class votes as required by Delaware law, holders of both classes of Common Stock vote together as a single class, with each share of Class A Common Stock having one vote per share and each share of Class B Common Stock having ten votes per share. Substantially all of the outstanding shares of the Class B Common Stock are owned, directly or indirectly, by Jeffrey J. Steiner, the Company's Chairman of the Board, Chief Executive Officer and President. Through his ownership of 2,563,996 shares of the Class B Common Stock and 3,338,988 shares of the Class A Common Stock, Mr. Steiner owns 67.6% of the combined voting power of both classes of Common Stock which enables him to elect a majority of the directors of the Company and to determine the outcome of any other matter submitted to stockholders for approval (except for matters requiring approval of holders of both classes voting separately). The voting rights of the Class B Common Stock may make the Company less attractive as the potential target of a hostile tender offer or other proposal to acquire or merge with the Company, even if such actions would be in the best interests of the holders of Class A Common Stock. See "Description of Capital Stock--General." The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis and is subject to certain restrictions on transferability. See "Description of Capital Stock."

  Articles have appeared in the French press reporting an inquiry by a French magistrate into certain allegedly improper business transactions involving Elf Aquitaine, a French petroleum company, its former chairman and various third parties, including Maurice Bidermann. In connection with this inquiry, the magistrate has made inquiry into allegedly improper transactions between Mr. Steiner and that petroleum company. In response to the magistrate's request that Mr. Steiner appear in France as a witness, Mr. Steiner submitted written statements concerning the transactions and has offered to appear in person if certain arrangements were made. According to the French press, the magistrate also requested permission to commence an inquiry into transactions involving another French petroleum company, but her request was not granted. If the magistrate were to renew her request, and if it were granted, inquiry into transactions between such company and Mr. Steiner could ensue.

  Mr. Steiner has recently been cited by a French prosecutor to appear on May 18, 1998, before the Tribunal de Grande Instance de Paris, to answer a charge of knowingly benefiting in 1990, from a misuse by Mr. Bidermann of corporate assets of Societe Generale Mobiliere et Immobiliere, a French corporation in which Mr. Bidermann is believed to have been the sole shareholder.

UNCERTAINTY AND TAX AND OTHER CONSEQUENCES OF THE SPIN-OFF

  In order to focus its operations on the aerospace industry, the Company is considering distributing (the "Spin-Off") to its stockholders all of the stock of Fairchild Industrial Holdings Corp. ("FIHC"), which may own all or a substantial part of the Company's non-aerospace operations. Although the Company's ability to effect the Spin-Off is uncertain, the Company may effect the Spin-Off as soon as is reasonably practicable following receipt of a solvency opinion relating to FIHC, and all necessary governmental and third party approvals. The composition of the assets and liabilities to be included in FIHC, and accordingly the ability of the Company to consummate the Spin-Off, is contingent, among other things, on obtaining consents and waivers under the Company's New Credit Facility. The Company is presently in negotiations with its lenders regarding obtaining such consents and waivers and at the present time the Company has not reached an agreement with its lenders that will allow the Company to consummate the Spin-Off. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders and consequently there is no assurance that the Company will be able to consummate the Spin-Off. In addition, the Company may encounter unexpected delays in effecting the Spin-Off, and the Company can make no assurance as to the timing thereof. In addition, prior to the consummation of the Spin-Off, the Company may sell, restructure or otherwise change the assets and liabilities that may be in FIHC, or for other reasons elect not to consummate the Spin-Off. Consequently, there can be no assurance that the Spin-Off will occur.

  Should the Spin-Off, as presently contemplated, occur prior to June of 1999, the Spin-Off may be a taxable transaction to shareholders of the Company and could result in a material tax liability to the Company and its stockholders. The amount of the tax to the Company and the shareholders is uncertain, and if the tax is material to the Company, the Company may elect not to consummate the Spin-Off. Because circumstances may change and because provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, the Company may, depending on various factors, restructure or delay the timing of the Spin-Off to minimize the tax consequences thereof to the Company and its stockholders.

  Pursuant to the Spin-Off, it is expected that FIHC may assume certain liabilities (including contingent liabilities) of the Company and may indemnify the Company for such liabilities. In the event that FIHC is unable to satisfy the liabilities which it will assume in connection with the Spin-Off, the Company may have to satisfy such liabilities.

GOVERNMENT REGULATION

  The Federal Aviation Administration ("FAA") prescribes standards and licensing requirements for aircraft components, and licenses component repair stations worldwide. Comparable agencies also regulate these matters in other countries. If the Company fails to obtain a required license for one of its products or services or loses a license previously granted, the sale of the subject product or service will be prohibited by law until such license is obtained or requalified. The Company believes it is currently in material compliance with FAA requirements as in existence on the date hereof. However, there can be no assurance that changes in FAA regulations will not be adopted and that such changes will not adversely affect the results of operations of the Company.

  The Fastener Quality Act of 1991 (the "Fastener Act") regulates the manufacture and distribution of certain high grade industrial fasteners in the United States and imposes testing, certification and record keeping requirements on manufacturers and distributors of these fasteners. As a result of the Fastener Act, the Company and other distributors of certain types of fasteners are required to maintain records and product tracking systems. The Company has implemented tracking and traceability systems that comply with the regulations. Although compliance with the Fastener Act has not materially increased expenses for the Company, there can be no assurance that future regulations will not result in materially increased costs for the Company.

SHARES ELIGIBLE FOR FUTURE SALE

  The Company has 20,774,943 shares of Common Stock outstanding, of which 12,031,716 shares are freely tradable without restrictions or further registration under the Securities Act. Holders of the remaining shares, primarily Jeffrey J. Steiner, the Chairman of the Board, Chief Executive Officer and President of the Company, are eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. Sales of substantial numbers of shares of Class A Common Stock in the public market could adversely affect the market price of the Class A Common Stock.

GLOBAL MARKET RISKS

  Countries in the Asia/Pacific region have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect demand for the Company's products, the availability and supply of product components to the Company and, ultimately, the Company's consolidated results of operations.

EFFECT OF OFFER ON MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

  The exchange of Banner Shares pursuant to the Exchange Offer will reduce the number of holders of Banner Shares and the number of Banner Shares that might otherwise trade publicly, and, depending upon the number of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

  The Banner Shares are listed and traded on the NYSE. Depending upon the number of Banner Shares acquired pursuant to the Exchange Offer, following consummation of the Exchange Offer, the Banner Shares may no longer meet the requirements of the NYSE for continued listing. For example, published guidelines of the NYSE indicate that the NYSE would consider delisting the outstanding Shares if, among other things, (i) the number of publicly held Shares (exclusive of holdings of officers, directors, and members of their immediate families and other concentrated holdings of 10 percent or more) should fall below 600,000, (ii) the number of record holders of Shares should fall below 400 or (iii) the aggregate market value of publicly held Shares should fall below $8 million.

  According to publicly available information, there were, as of January 31, 1998, 21,248,726 Banner Shares outstanding and approximately 1,200 beneficial holders of Banner Shares.

  If the NYSE were to delist the Shares, the market therefore could be adversely affected. It is possible that the Banner Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through the National Association of Securities Dealer, Inc., Automated Quotations System ("Nasdaq") or by other sources. The extent of the public market for the Banner Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of Banner Shares under the Exchange Act, as described below, and other factors.

  The Banner Shares are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Banner Shares. Depending on factors similar to those described above with respect to listing and market quotations, following consummation of the Exchange Offer the Shares may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

  The Banner Shares are currently registered under the Exchange Act. Such registration may be terminated by Fairchild upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Banner Shares. Termination of registration of the Banner Shares under the Exchange Act would reduce the information required to be furnished by Banner to its shareholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) and the related requirements of furnishing an annual report to shareholders, no longer applicable with respect to the Shares. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities."

                              THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

  Fairchild is offering, upon the terms and subject to the conditions of the Exchange Offer, to exchange a number of shares of its Class A Common Stock for each properly tendered Banner Share, equal to the quotient of $12.50 divided by 20.675, up to a maximum of 4,000,000 Banner Shares. Only whole shares of Class A Common Stock will be issued pursuant to the Exchange Offer. In lieu of fractional shares to which a holder of Banner Shares would otherwise be entitled, the holder of Banner Shares will be paid in cash based on the closing price on the NYSE of the Class A Common Stock on the Expiration Date and no certificates or scrip representing fractional shares of Class A Common Stock will be issued.

PURPOSE OF THE OFFER

  The purpose of the Exchange Offer is for Fairchild to increase its ownership of Banner, its subsidiary, to at least 80% such that the Company can include Banner in its United States consolidated corporate income tax return.

CONDITIONS TO COMPLETION OF THE EXCHANGE OFFER

  There are no conditions to the Exchange Offer. Notwithstanding any other term of the Exchange Offer, Fairchild shall not be required to accept for exchange, or exchange the Class A Common Stock for, any Banner Shares, and may terminate the Exchange Offer as provided herein before the acceptance of such Banner Shares, if the Exchange Offer violates an applicable law, rule or regulation or an applicable interpretation of the staff of the Securities and Exchange Commission (the "SEC" or "Commission").

EXPIRATION DATE; EXTENSION; AMENDMENTS

  The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on June 9, 1998 unless Fairchild, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, Fairchild will notify the Exchange Agent of any extension by oral or written notice and mail to the registered Holders of the Banner Shares an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

  Fairchild reserves the right, in its sole discretion, (i) to delay accepting any Banner Shares, (ii) to extend the Exchange Offer or (iii) if any conditions set forth below under "--Conditions" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension or termination will be followed as promptly as practicable by oral or written notice thereof to the registered Holders. If the Exchange Offer is amended in a manner determined by Fairchild to constitute a material change, Fairchild will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and Fairchild will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment, applicable securities laws, and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

  Without limiting the manner in which Fairchild may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, Fairchild shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

PROCEDURES FOR TENDERING BANNER SHARES

  Only a registered Holder of Banner Shares may tender such Banner Shares in the Exchange Offer. To tender Banner Shares in the Exchange Offer, a Holder must complete, sign and date the Letter of Transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either
(i) certificates for such Banner Shares must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Banner Shares, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Depositary") pursuant to the procedure for book-entry transfer described below together with the Letter of Transmittal or a properly transmitted Agent's Message (as defined below), must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below.

  The tender by a Holder will constitute an agreement between such Holder and Fairchild in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  Fairchild shall be deemed to have accepted validly tendered Banner Shares when, as and if Fairchild has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders of Banner Shares for the purposes of receiving the Class A Common Stock from Fairchild.

  THE METHOD OF DELIVERY OF BANNER SHARES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR BANNER SHARES SHOULD BE SENT TO FAIRCHILD. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner(s) of the Banner Shares whose Banner Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Banner Shares, either make appropriate arrangements to register ownership of the Banner Shares in such owner's name or obtain a properly completed stock power from the registered Holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution (as defined below) unless the Banner Shares tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered Holder of any Banner Shares listed therein, such Banner Shares must be endorsed or accompanied by a properly completed stock power, signed by such registered Holder as such registered Holder's name appears on such Banner Shares.

  If the Letter of Transmittal or any Banner Shares or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by Fairchild, evidence satisfactory to Fairchild of their authority to so act must be submitted with the Letter of Transmittal.

  The Exchange Agent and the Depositary have confirmed that any financial institution that is a participant in the Depositary's system may utilize the Depositary's Automated Tender Offer Program to tender Banner Shares. Accordingly, participants in the Depositary's ATOP may, in lieu of physically completing and signing the Letter of Transmittal and delivering it to the Exchange Agent, electronically transmit their acceptance of the Exchange Offer by causing the Depositary to transfer the Banner Shares to the Exchange Agent in accordance with the Depositary's ATOP procedures for transfer. The Depositary will then send an Agent's Message (as defined below) to the Exchange Agent.

  The term "Agent's Message" means a message transmitted by the Depositary, received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that the Depositary has received an express acknowledgement from a participant in the Depositary's ATOP that such participant is tendering Banner Shares which are the subject of such book entry confirmation, that such participant has received and agrees to be bound by the applicable Notice of Guaranteed Delivery, and that the agreement may be enforced against such participant.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Banner Shares will be determined by Fairchild in its sole discretion, which determination will be final and binding. Fairchild reserves the absolute right to reject any and all Banner Shares not properly tendered or any Banner Shares Fairchild's acceptance of which would, in the opinion of counsel for Fairchild, be unlawful. Fairchild also reserves the right to waive any defects, irregularities or conditions of tender as to particular Banner Shares. Fairchild's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Banner Shares must be cured within such time as Fairchild shall determine. Although Fairchild intends to notify holders, of defects or irregularities with respect to tenders of Banner Shares, neither Fairchild, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Banner Shares will not be deemed to have been made until such defects or irregularities have been cured or waived.

  While Fairchild has no present plan to acquire any Banner Shares which are not tendered in the Exchange Offer, Fairchild reserves the right in its sole discretion to purchase or make offers for any Banner Shares that remain outstanding subsequent to the Expiration Date or, as set forth below under "-- Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Banner Shares in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

RETURN OF BANNER SHARES

  If any tendered Banner Shares are not accepted for any reason set forth in the terms and conditions of the Exchange Offer, such tendered Banner Shares will be returned without expense to the tendering Holder thereof (or, in the case of Banner Shares tendered by book-entry transfer into the Exchange Agent's account at the Depositary pursuant to the book-entry transfer procedures described below, such Banner Shares will be credited to an account maintained with the Depositary) as promptly as practicable.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Banner Shares at the Depositary for purposes of the Registered Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depositary's systems may make book-entry delivery of Banner Shares by causing the Depositary to transfer such Banner Shares into the Exchange Agent's account at the Depositary in accordance with the Depositary's procedures for transfer. However, although delivery of Banner Shares may be effected through book-entry transfer at the Depositary, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "--Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Banner Shares and (i) whose Banner Shares are not immediately available or (ii) who cannot deliver their Banner Shares, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if: (a) the tender is made through an Eligible Institution; (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Fairchild (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Banner Shares and the aggregate number of Banner Shares tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof) together with the certificate(s) representing the Banner Shares in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent, or the Exchange Agent receives a properly transmitted Agent's Message; and (c) such properly executed Letter of Transmittal (or facsimile thereof) or a properly transmitted Agent's Message, as well as the certificate(s) representing all tendered Banner Shares in proper form for transfer (or a Book-Entry Confirmation) and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five business days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to the Holders who wish to tender their Banner Shares according to the guaranteed delivery procedures set forth above.

WITHDRAWAL RIGHTS

  Tenders of Banner Shares may be withdrawn at any time prior to the Expiration Date.

ACCEPTANCE OF BANNER SHARES AND DELIVERY OF CLASS A COMMON STOCK

  The Class A Common Stock issued pursuant to the Exchange Offer will be delivered on the earliest practicable date following the Expiration Date, assuming all conditions to the Exchange Offer have been satisfied.

EXCHANGE AGENT

  ChaseMellon Shareholder Services L.L.C. has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for the Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

       By Mail Delivery:        By Facsimile Transmission:   By Hand Delivery:      By Overnight Delivery:
     Post Office Box 3301            (201) 329-8936            120 Broadway            85 Challenger Road
 South Hackensack, NJ 07606                                     13th Floor              Mail Drop--Reorg
         Attention:            Confirmation of Facsimile    New York, NY 10271     Ridgefield Park, NJ 07660
  Reoranization Department          Transmission ONLY:          Attention:                Attention:
                                      (201) 296-4860     Reorganization Department  Reorganization Department

INFORMATION AGENT

  ChaseMellon Shareholder Services, L.L.C. is the Information Agent. All questions regarding the Exchange Offer, including requests for additional copies of the Prospectus, the Letter of Transmittal and other related documents, should be addressed to the Information Agent as follows:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
                              450 WEST 33RD STREET
                                   14TH FLOOR
                               NEW YORK, NY 10001

                    BANKS AND BROKERAGE FIRMS CALL COLLECT:
                                 (212) 273-8080
                           ALL OTHERS CALL TOLL FREE:
                                 (888) 224-2745

  You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Exchange Offer.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by Fairchild. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of Fairchild and its affiliates.

  The Exchange Agent and the Information Agent will receive reasonable and customary compensation for their services and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. Fairchild will not pay any fees or commissions to any broker or dealer or other persons for soliciting tenders of Banner Shares pursuant to the Exchange Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Fairchild for reasonable expenses incurred by them in forwarding material to their customers.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by Fairchild and are estimated in the aggregate to be approximately $500,000. Such expenses include registration fees, fees and expenses of the Exchange Agent, accounting and legal fees and printing costs, among others.

  Fairchild will pay all transfer taxes, if any, which are not based on income, applicable to the exchange of Banner Shares pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Banner Shares pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

  Participation in the Exchange Offer is voluntary. Holders of the Banner Shares are urged to consult their financial and tax advisors in making their own decisions on what action to take.

ACCOUNTING TREATMENT

  For accounting purposes, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer together with the excess exchange price over the book value of Banner's common stock will be amortized as goodwill.

                                DIVIDEND POLICY

  The Company has not paid a dividend since Fiscal 1992 on its Common Stock. The payment of cash dividends in the future will depend on the Company's earnings, financial condition and capital needs and on other factors deemed relevant by the Board of Directors at that time. It is the current policy of the Company's Board of Directors to retain earnings to finance the operations and expansion of the Company's business.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Class A Common Stock is quoted on the New York Stock Exchange ("NYSE") under the symbol "FA." The following table shows, for the periods indicated, the range of high and low reported sale prices per share for the Class A Common Stock as quoted on the NYSE.

                                                                HIGH      LOW
FISCAL 1996
Quarter ended:
  October 1, 1995............................................ $ 6       $ 2 7/8
  December 31, 1995..........................................   8 3/4     4 3/4
  March 31, 1996.............................................   9 7/8     8
  June 30, 1996..............................................  15 7/8     9 1/4
FISCAL 1997
Quarter ended:
  September 29, 1996......................................... $17       $12 1/4
  December 29, 1996..........................................  17 3/4    14 3/8
  March 30, 1997.............................................  15 3/8    12 7/8
  June 30, 1997..............................................  18        15 5/8
FISCAL 1998
Quarter ended:
  September 28, 1997......................................... $28 11/16 $17
  December 28, 1997..........................................  28 11/16  19 5/16
  March 31, 1998.............................................  21 9/16   21 1/8
  Through May 8, 1998........................................  20 3/8    20

  On May 8, 1998, the last reported sale price of the Class A Common Stock as quoted on the NYSE was $20. As of December 28, 1997, there were approximately 1,370 holders of record of Class A Common Stock and approximately 53 holders of record of Class B Common Stock.

                                CAPITALIZATION

  The following table sets forth the cash position and the capitalization of the Company as of December 31, 1997, and on a pro forma basis to give effect to the issuance of shares of Class A Common Stock by the Company, pursuant to the Exchange Offer, additional borrowings of approximately $225.0 million under the New Credit Facility, the after tax proceeds from the STFI Sale, the $369.0 million in proceeds from the Banner Hardware Group Disposition and the repayment of indebtedness with the proceeds thereof. This table should be read in conjunction with the Company's Consolidated Financial Statements, the Pro Forma Consolidated Financial Statements and the related notes thereto and the other financial information included elsewhere in this Document.

                                                DEC. 28       AS        PRO
                                                  1997    ADJUSTED(1) FORMA(2)
                                                --------  ----------- --------
                                                       (IN THOUSANDS)
Cash and short-term investments................ $ 47,394   $ 44,994   $230,207
                                                ========   ========   ========
Short-Term Debt................................ $  4,860   $  4,860   $  4,860
Existing Credit Facilities.....................  195,700    195,700     23,001
New Credit Facility............................        0          0    225,000
11 7/8% Senior Debentures Due 1999.............   62,937     62,937          0
12% Inter. Debentures Due 2001.................  115,782    115,782          0
13 1/8% Sub. Debentures Due 2006...............   35,250     35,250          0
13% Jr. Sub. Debenture Due 2007................   24,853     24,853          0
Other Debt.....................................   24,576     24,576     19,770
                                                --------   --------   --------
  Total Debt................................... $463,958   $463,958   $272,631
                                                ========   ========   ========
Stockholders' Equity:
  Class A common stock, $0.10 par value;
   40,000,000 shares authorized; 23,288,763
   (actual), 25,519,326 (as adjusted), and
   26,548,817 (pro forma) shares issued; and
   17,047,167 (actual), 19,277,730 (as
   adjusted), and 20,307,221 (pro forma) shares
   outstanding.................................    2,329      2,546      2,652
  Class B common stock, $0.10 par value;
   20,000,000 shares authorized; 2,624,716
   shares issued and outstanding...............      263        263        263
  Paid-in capital..............................  124,575    174,358    174,358
  Retained earnings............................  230,841    230,841    328,252
  Cumulative translation adjustment............     (633)      (633)      (633)
  Net unrealized holding gain on available-for-
   sale securities.............................      273        273        273
  Treasury Stock...............................  (51,719)   (51,719)   (51,719)
                                                --------   --------   --------
    Total Stockholders' Equity................. $305,929   $355,929   $453,446
                                                --------   --------   --------
    Total Capitalization....................... $769,887   $819,887   $726,077
                                                ========   ========   ========

(1) Gives effect to the Exchange Offer.
(2) Gives effect to the completion of the Refinancing of the STFI Sale and the Banner Hardware Group Disposition and the use of the proceeds thereof.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected financial data for the Company and should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus. The selected financial data as of and for the five years ended June 30, 1997 have been derived from the Company's Consolidated Financial Statements, which were audited by Arthur Andersen LLP, the Company's independent accountants. The selected financial data as of and for the six months ended December 28, 1997 and December 29, 1996 have been derived from the Company's Consolidated Financial Statements and are unaudited. The unaudited pro forma statement of operations data for the Fiscal year ended June 30, 1997 and for the six months ended December 28, 1997 present Fairchild Technologies as a discontinued operation and give effect to, the Refinancing, the completion of the STFI Sale, the Banner Hardware Group Disposition and the Special-T Acquisition, as if they occurred on July 1, 1996 and July 1, 1997, respectively. The data presented below should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus. The unaudited pro forma balance sheet data as of December 31, 1997 give effect to the Refinancing, the completion of the STFI Sale, and the Banner Hardware Disposition and the Special-T Acquisition as if they had occurred on such date. The pro forma financial data is not intended to be indicative of either future results of operations or results that might have been achieved had the Refinancing, the completion of the STFI Sale, the Banner Hardware Group Disposition and the Special-T Acquisition actually occurred on the dates specified.

                                             FISCAL                            SIX MONTHS ENDED
                          -------------------------------------------------  ----------------------
                            1993      1994      1995      1996     1997(1)    12/29/96    12/28/97
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS:
Net sales...............  $247,080  $203,456  $220,351  $349,236  $ 680,763  $  290,705  $  402,978
Gross profit............    42,609    28,415    26,491    74,101    181,344      73,877     103,151
Operating income
 (loss).................   (29,595)  (46,845)  (30,333)  (11,286)    33,499       8,595      26,181
Net interest expense....    67,162    66,670    64,113    56,459     47,681      22,375      27,744
Earnings (loss) from
 continuing operations..   (62,413)    4,834   (56,280)  (32,186)     1,816      (5,757)     (3,376)
Earnings (loss) per
 share from continuing
 operations:
 Basic..................  $  (3.87) $   0.30  $  (3.49) $  (1.98) $    0.11  $    (0.35) $    (0.20)
 Diluted................     (3.87)     0.30     (3.49)    (1.98)      0.11       (0.35)      (0.20)
PRO FORMA DATA(2):
Net sales...............                                          $ 494,075              $  304,811
Gross profit............                                            121,863                  67,467
Operating income
 (loss).................                                             14,455                  16,923
Net interest expense....                                             13,910                  12,183
Earnings (loss) from
 continuing operations..                                             13,101                   1,261
Earnings (loss) per
 share from continuing
 operations:
 Basic..................                                          $    0.58              $     0.05
 Diluted................                                               0.56                    0.05
OTHER DATA:
EBITDA(3)...............    (9,730)  (33,024)   (9,830)    9,759     57,806      18,670      39,513
EBITDA Margin(4)........      N.M.      N.M.      N.M.       2.8%       8.5%        6.4%        9.8%
Cash used for operating
 activities.............   (21,120)  (33,271)  (25,040)  (48,951)  (100,058)    (53,850)    (91,845)
Cash provided by (used
 for) investing
 activities.............    (9,290)  166,068   (19,156)   57,540     79,975     165,210      59,517
Cash provided by (used
 for) financing
 activities.............    57,431  (101,390)   12,345   (39,637)    (1,455)    (52,908)     52,503
                                                                             AT DECEMBER 31, 1997
                                                                             ----------------------
                                                                                            PRO
                                                                               ACTUAL     FORMA(2)
BALANCE SHEET DATA:
Total assets............   941,675   860,943   828,680   993,398  1,052,666   1,122,736   1,047,311
Long-term debt, less
 current maturities.....   566,491   518,718   508,225   368,589    416,922     371,610     243,664
Stockholders' equity....    53,754    69,494    39,378   230,861    232,424     305,929     454,086

-------------------
(1) The actual results for Fiscal 1997 include results of Simmonds from its date of acquisition in February 1997.
(2) See "Pro Forma Consolidated Financial Statements."
(3) EBITDA represents the sum of operating income before depreciation and amortization. Included in EBITDA are restructuring and unusual charges of $15,469, $25,553, and $2,319 in Fiscal 1993, 1994, and 1996, respectively.
    "The Company considers EBITDA to be an indicative measure of the Company's operating performance due to the significance of the Company's long-lived assets and because such data is considered useful by the investment community to better understand the Company's results, and can be used to measure the Company's ability to service debt, fund capital expenditures and expand its business." EBITDA is not a measure of financial performance under GAAP, may not be comparable to other similarly titled measures of other companies and should not be considered as an alternative either to net income as an indicator of the Company's operating performance, or to cash flows as a measure of the Company's liquidity. Cash expenditures for various long-term assets, interest expense, and income taxes have been, and will be incurred which are not reflected in the EBITDA presentation. Furthermore, EBITDA is not available for the discretionary use of management and, prior to the payment of dividends, the Company uses EBITDA to meet its capital expenditure and debt service requirements. See the Company's Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Prospectus.
(4) Represents EBITDA as a percentage of net sales.

   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THE FAIRCHILD CORPORATION

  The unaudited pro forma consolidated statement of earnings for the year ended June 30, 1997 and for the six months ended December 28, 1997 were prepared to present Fairchild Technologies as a discontinued operation and give effect to the STFI Sale, the Banner Hardware Group Disposition, the Refinancing, the Exchange Offer, the Special-T Acquisition, and the Banner Share Repurchase (as defined herein) (collectively, the "Transactions") as if they occurred on July 1, 1996 and July 1, 1997, respectively. The unaudited pro forma consolidated balance sheet as of December 28, 1997 was prepared to give effect to the STFI Sale, the Banner Hardware Group Disposition, the Refinancing, the Exchange Offer, the Special-T Acquisition, the Banner Share Repurchase and the disposal of Fairchild Technologies as if they had occurred on such date.

  The unaudited pro forma consolidated financial data were not necessarily indicative of the results that would have been obtained had the Transactions been completed as of the dates presented or for any future period. The unaudited pro forma consolidated financial data should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                        FOR THE YEAR ENDED JUNE 30, 1997

                                                                                    BANNER
                                ADJUSTMENT FOR                                     HARDWARE         BANNER
                   HISTORICAL      EXCHANGE                              STFI       GROUP            SHARE       SPECIAL-T
                  (AS RESTATED)  OFFERING(1)   SUBTOTAL  REFINANCING(2) SALE(3) DISPOSITION(4)   REPURCHASE(6) ACQUISITION(7)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales............   $680,763        $  --      $680,763     $   --      $  --     $(208,813)(5)     $   --        $22,125
Costs and
 expenses:
 Cost of sales...    499,419           --       499,419         --         --      (134,634)            --          7,427
 Selling, general
  &
  administrative..   142,931           --       142,931         --         --       (51,271)            --         10,299
 Research and
  development....        100           --           100         --         --           --              --            --
 Amortization of
  goodwill.......      4,814           286        5,100         --         --          (289)            --            538
                    --------        ------     --------     -------     ------    ---------         -------       -------
                     647,264           286      647,550         --         --      (186,194)            --            --
                    --------        ------     --------     -------     ------    ---------         -------       -------
 Operating
  income.........     33,499          (286)      33,213         --         --       (22,619)            --          3,861
Net interest
 expense.........    (47,681)          --       (47,681)     13,915      9,595       14,450          (2,223)       (1,966)
Investment
 income, net.....      6,651           --         6,651         --         --           --              --            --
Equity in
 earnings of
 affiliates......      4,598           --         4,598         --         --           --              --            --
Minority
 interest........     (3,514)        1,463       (2,051)        --         --         3,168             --            --
Nonrecurring
 income..........      2,528           --         2,528         --         --           --              --            --
                    --------        ------     --------     -------     ------    ---------         -------       -------
Earnings before
 taxes...........     (3,919)        1,177       (2,742)     13,915      9,595       (5,001)         (2,223)        1,895
Income tax
 provision
 (benefit).......     (5,735)          --        (5,735)      4,870      3,358         (386)           (778)        1,009
                    --------        ------     --------     -------     ------    ---------         -------       -------
Earnings (loss)
 from continuing
 operations......   $  1,816        $1,177     $  2,993     $ 9,045     $6,237    $  (4,615)        $(1,445)      $   886
                    ========        ======     ========     =======     ======    =========         =======       =======
Earnings (loss)
 per share from
 continuing
 operations:
 Basic...........   $   0.11                   $   0.16
 Diluted.........       0.11                       0.15
Weighted average
 shares
 outstanding:
 Basic...........     16,539         2,174       18,713       3,000                                                 1,058
 Diluted.........     17,321         2,174       19,495       3,000                                                 1,058
                  PRO FORMA
                   COMPANY
Sales............ $494,075
Costs and
 expenses:
 Cost of sales...  372,212
 Selling, general
  &
  administrative.. 101,959
 Research and
  development....      100
 Amortization of
  goodwill.......    5,349
                  ----------
                   479,620
                  ----------
 Operating
  income.........   14,455
Net interest
 expense.........  (13,910)
Investment
 income, net.....    6,651
Equity in
 earnings of
 affiliates......    4,598
Minority
 interest........    1,117
Nonrecurring
 income..........    2,528
                  ----------
Earnings before
 taxes...........   15,439
Income tax
 provision
 (benefit).......    2,338
                  ----------
Earnings (loss)
 from continuing
 operations...... $ 13,101
                  ==========
Earnings (loss)
 per share from
 continuing
 operations:
 Basic........... $   0.58
 Diluted.........     0.56
Weighted average
 shares
 outstanding:
 Basic...........   22,771
 Diluted.........   23,553

                           THE FAIRCHILD CORPORATION

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                   FOR THE SIX MONTHS ENDED DECEMBER 28, 1997

                                                                                   BANNER
                                ADJUSTMENT FOR                                    HARDWARE         BANNER
                   HISTORICAL      EXCHANGE                              STFI      GROUP            SHARE       SPECIAL-T
                  (AS RESTATED)  OFFERING(1)   SUBTOTAL  REFINANCING(2)  SALE  DISPOSITION(4)   REPURCHASE(6) ACQUISITION(7)
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales............   $402,978        $  --      $402,978      $  --      $  --    $(113,484)(5)     $   --        $15,317
Costs and
 expenses:
 Cost of sales...    299,827           --       299,827         --         --      (70,492)            --          8,009
 Selling, general
  &
  administrative..    74,267           --        74,267         --         --      (32,131)            --          5,399
 Research and
  development....         97           --            97         --         --          --              --            --
 Amortization of
  goodwill.......      2,606           173        2,779         --         --         (136)            --            269
                    --------        ------     --------      ------     ------   ---------         -------       -------
                     376,797           173      376,970         --         --     (102,759)            --         13,677
                    --------        ------     --------      ------     ------   ---------         -------       -------
 Operating
  income.........     26,181          (173)      26,008         --         --      (10,725)            --          1,640
Net interest
 expense.........    (27,744)          --       (27,744)      4,942      4,521       8,146          (1,111)         (937)
Investment
 income, net.....     (5,180)          --        (5,180)        --         --          --              --            --
Equity in
 earnings of
 affiliates......      2,121           --         2,121         --         --          --              --            --
Minority
 interest........     (1,875)          341       (1,534)        --         --          603             --            --
                    --------        ------     --------      ------     ------   ---------         -------       -------
Earnings before
 taxes...........     (6,497)          168       (6,329)      4,942      4,521      (1,976)         (1,111)          703
Income tax
 provision
 (benefit).......     (3,121)          --        (3,121)      1,730      1,582        (764)           (389)          451
                    --------        ------     --------      ------     ------   ---------         -------       -------
Earnings (loss)
 from continuing
 operations......   $ (3,376)       $  168     $ (3,208)     $3,212     $2,939   $  (1,212)        $  (722)      $   252
                    ========        ======     ========      ======     ======   =========         =======       =======
Earnings (loss)
 per share from
 continuing
 operations:
 Basic...........   $  (0.20)                  $  (0.17)
 Diluted.........      (0.20)                     (0.16)
Weighted average
 shares
 outstanding:
 Basic...........     16,864         2,174       19,038       3,000                                                1,058
 Diluted.........     17,727         2,174       19,901       3,000                                                1,058
                  PRO FORMA
                   COMPANY
Sales............ $304,811
Costs and
 expenses:
 Cost of sales...  237,344
 Selling, general
  &
  administrative..  47,535
 Research and
  development....       97
 Amortization of
  goodwill.......    2,912
                  ----------
                   287,888
                  ----------
 Operating
  income.........   16,923
Net interest
 expense.........  (12,183)
Investment
 income, net.....   (5,180)
Equity in
 earnings of
 affiliates......    2,121
Minority
 interest........     (931)
                  ----------
Earnings before
 taxes...........      750
Income tax
 provision
 (benefit).......     (511)
                  ----------
Earnings (loss)
 from continuing
 operations...... $  1,261
                  ==========
Earnings (loss)
 per share from
 continuing
 operations:
 Basic........... $   0.05
 Diluted.........     0.05
Weighted average
 shares
 outstanding:
 Basic...........   23,096
 Diluted.........   23,959

                           THE FAIRCHILD CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF DECEMBER 28, 1997

                                 ADJUSTMENT                                           BANNER
                                     FOR                                             HARDWARE           BANNER
                    HISTORICAL    EXCHANGE                               STFI          GROUP            SHARE         SPECIAL-T
                   (AS RESTATED) OFFERING(8)  SUBTOTAL  REFINANCING      SALE       DISPOSITION     REPURCHASE(21) ACQUISITION(22)
                   ------------- ----------- ---------- -----------     -------     -----------     -------------- ---------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash.............   $   38,907    $ (2,400)  $   36,507  $(24,060)      $67,545(13)  $     --          $ (3,052)      $(21,646)
Short-term
 investments.....        8,487         --         8,487       --            --         165,902(15)          --             --
Accounts
 receivable, less
 allowance.......      160,995         --       160,995       --            --         (51,010)             --           6,716
Inventory........      361,966         --       361,966       --            --        (191,749)             --          18,465
Prepaid and other
 current assets..       81,037         --        81,037       --            --         (10,737)             --           1,561
                    ----------    --------   ----------  --------       -------      ---------         --------       --------
 Total current
  assets.........      651,392      (2,400)     648,992   (24,060)       67,545        (87,594)          (3,052)         5,096
                    ----------    --------   ----------  --------       -------      ---------         --------       --------
Net fixed
 assets..........      126,198         --       126,198       --            --         (12,464)             --           1,434
Net assets held
 for sale........       26,447         --        26,447       --            --             --               --             --
Net LT assets of
 disc. Ops.......       12,069         --        12,069       --            --             --               --             --
Investment in
 affiliates......       21,829         --        21,829       --            --             --               --              50
Goodwill.........      160,150      13,836      173,986       --            --         (18,843)           1,843         22,643
Deferred loan
 costs...........       11,742         --        11,742    (3,239)(9)       --          (2,000)(16)         --             --
Prepaid pension
 assets..........       59,282         --        59,282       --            --             --               --             --
Other assets.....       53,627         --        53,627       --            --          (4,261)             --              41
                    ----------    --------   ----------  --------       -------      ---------         --------       --------
 Total Assets....   $1,122,736    $ 11,436   $1,134,172  $(27,299)      $67,545      $(125,162)        $ (1,209)      $ 29,264
                    ==========    ========   ==========  ========       =======      =========         ========       ========
Bank notes
 payable &
 current
 maturities of
 debt............   $   92,348         --    $   92,348  $(63,000)(10)  $   --       $    (256)        $    --        $    175
Accounts
 payable.........       70,739         --        70,739       --            --         (24,728)             --           3,464
Other accrued
 expenses........       92,979         --        92,979    (9,619)(11)      --          56,360(17)          --             860
                    ----------    --------   ----------  --------       -------      ---------         --------       --------
 Total current
  liabilities....      256,066         --       256,066   (72,619)          --          31,376              --           4,499
                    ----------    --------   ----------  --------       -------      ---------         --------       --------
Long-term debt,
 less current
 maturities......      371,610         --       371,610    49,178(10)       --        (200,250)(18)      23,001            125
Other long-term
 liabilities.....       29,050         --        29,050       --            --          (3,938)             --             --
Retiree health
 care
 liabilities.....       42,366         --        42,366       --            --             --               --             --
Noncurrent income
 taxes...........       47,388         --        47,388       --            --             --               --             --
Minority interest
 in
 subsidiaries....       70,327     (38,564)      31,763       --            --          15,820(19)      (24,210)           --
                    ----------    --------   ----------  --------       -------      ---------         --------       --------
 Total
  liabilities....      816,807     (38,564)     778,243   (23,441)          --        (156,992)          (1,209)         4,624
 Total
  stockholders'
  equity.........      305,929      50,000      355,929    (3,858)(12)   67,545(14)     31,830(20)          --          24,640
                    ----------    --------   ----------  --------       -------      ---------         --------       --------
Total liabilities
 & stockholders
 equity..........   $1,122,736    $ 11,436   $1,134,172  $(27,299)      $67,545      $(125,162)        $ (1,209)      $ 29,264
                    ==========    ========   ==========  ========       =======      =========         ========       ========
                   EST. LOSS
                       ON        PRO
                   DISPOSAL      FORMA
                     FT(23)    COMPANY
                   ---------- ----------
Cash.............  $    --        55,294
Short-term
 investments.....                174,389
Accounts
 receivable, less
 allowance.......                116,701
Inventory........                188,682
Prepaid and other
 current assets..   (20,913)      50,948
                   ---------- ----------
 Total current
  assets.........   (20,913)     586,014
                   ---------- ----------
Net fixed
 assets..........                115,168
Net assets held
 for sale........                 26,447
Net LT assets of
 disc. Ops.......    (9,087)       2,982
Investment in
 affiliates......                 21,879
Goodwill.........                179,629
Deferred loan
 costs...........                  6,503
Prepaid pension
 assets..........                 59,282
Other assets.....                 49,407
                   ---------- ----------
 Total Assets....  $(30,000)  $1,047,311
                   ========== ==========
Bank notes
 payable &
 current
 maturities of
 debt............  $    --    $   29,267
Accounts
 payable.........       --        49,475
Other accrued
 expenses........       --       140,580
                   ---------- ----------
 Total current
  liabilities....       --       219,322
                   ---------- ----------
Long-term debt,
 less current
 maturities......       --       243,664
Other long-term
 liabilities.....       --        25,112
Retiree health
 care
 liabilities.....       --        42,366
Noncurrent income
 taxes...........    (8,000)      39,388
Minority interest
 in
 subsidiaries....       --        23,373
                   ---------- ----------
 Total
  liabilities....    (8,000)     593,225
 Total
  stockholders'
  equity.........   (22,000)     454,086
                   ---------- ----------
Total liabilities
 & stockholders
 equity..........  $(30,000)  $1,047,311
                   ========== ==========

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

 (1) Represents amortization of goodwill in connection with the Exchange Offer and the net decrease in minority interest expense of Banner of $1,463 and $341 for year ended June 30, 1997 and the six months ended December 28, 1997, respectively, as a result of the Exchange Offering.

 (2) Represents the decrease of interest expense by $34,711, and $15,340 for the year ended June 30, 1997 and the six months ended December 28, 1997, respectively, due to the early extinguishment of the debentures and bank debt. This is offset by the increased interest expense of $20,796, and $10,398 for the fiscal year ended June 30, 1997 and the six months ended December 28, 1997, respectively, relating to the New Credit Facility (which represents LIBOR plus 3%).

 (3) Represents the decrease of net interest expense by $9,595, and $4,521 for the fiscal year ended June 30, 1997 and the six months ended December 28, 1997, respectively, due to the early extinguishment of the debentures and bank debt and additional interest income from the invested proceeds of the STFI sale.

 (4) Represents the elimination of the results of operations associated with the disposition of a portion of Banner's business (see note 5) and the associated reduction in interest expense due to the repayment of bank debt of Banner's subsidiaries. No investment income was recognized on the remaining holdings of AlliedSignal common stock. The Company estimates a remaining ownership of approximately 4.6 million shares of AlliedSignal common stock, representing less than 1% of AlliedSignal's outstanding common stock.

 (5) Represents the reduction of Banner hardware group sales of $223,997 and $123,619 for the fiscal year ended June 30, 1997 and the six months ended December 28, 1997, respectively, offset by $15,184 and $10,135, respectively, of additional sales recorded by Fairchild Fasteners for intercompany sales to the Banner hardware group. Sales by Fairchild Fasteners to the former Banner Hardware Group no longer require elimination as the Banner hardware group is now treated as a third party for pro forma purposes. The net result is a decrease in sales of $208,813 and $113,484 for the fiscal year ended June 30, 1997 and the six months ended December 28, 1997, respectively.

 (6) Represents interest expense on cash borrowed in connection with the purchase of approximately 2.5 million shares of Banner common stock in a private transaction (the "Banner Repurchase") offset by a decrease in the minority interest expense resulting from the Company's increased percentage of ownership in Banner.

 (7) Represents the inclusion of the results of operations associated with the acquisition of Special-T Fasteners, the resulting increase in interest expense of $1,966 and $937 for the fiscal year ended June 30, 1997 and the six months ended December 28, 1997, respectively, relating to cash borrowed to complete the acquisition, and the estimated amortization of goodwill of $538 and $269 for the year ended June 30, 1997 and the six months ended December 28, 1997, respectively, based on amortization over a period of forty years.

 (8) The purchase price of the Exchange Offer is calculated based on the five-day average closing market price of the Company's Class A common stock on the five trading days immediately prior to the effective date of the Exchange Offer divided by $12.50 (the offer price). For pro forma presentation purposes the Company is assuming that (i) 4.0 million shares of Banner common stock (the maximum allowed to be exchanged in this Exchange Offering) will be exchanged for the Company's Class A common stock, resulting in a $50,000 increase in the Company's equity; (ii) the $2,400 reduction in cash represents the estimated cost of the Exchange Offer; (iii) the $13,836 increase in goodwill represents the estimated excess of cost paid over an estimated book value per Banner common share at $9.64; and (iv) a $38,564 decrease in minority interest resulting from the Company's increased ownership percentage (85% if the maximum number of shares are exchanged) in Banner. The Company needs to acquire approximately
   2.9 million shares of Banner common stock in order to achieve its objective of obtaining an 80% interest in Banner.

 (9) The net decrease in deferred loan costs of $3,239 represents the write-off of existing deferred loan costs related to debt retired.

(10) Represents net decrease of $13,822 of current and long-term debt (net of $63,000 decrease in current debt and $49,178 increase in long-term debt) due to the Refinancing as follows:

     Proceeds borrowed from New Credit Facility......................  225,000
     Payments on subordinated notes and debentures................... (238,822)
                                                                      --------
     Net decrease in short and long-term debt paid from the proceeds of the
      refinancing....................................................  (13,822)

(11) The reduction of other accrued expenses by $9,619 represents (i) the payment of $7,541 of accrued interest on the retired debt and (ii) the reduction of income taxes payable of $2,078 due to the tax benefit derived from the write-off of deferred loan fees and original issue discounts on the retired debt.

(12) The decrease in stockholders' equity of $3,858 reflects the Extraordinary loss, net of the tax benefit derived from the write-off of deferred financing costs and original issue discounts of the retired debt.

(13) The increase in cash of $67,545 reflects the net proceeds remaining to be received from STFI Merger.

(14) Represents the increase in stockholders' equity related to the remaining gain from the STFI Merger as follows:

   Gross Proceeds to be received from the STFI common stock ........... $93,375
   Less: Cash Expenses.................................................  (5,334)
                                                                        -------
   Net proceeds........................................................  88,041
   Book Basis of STFI investment.......................................     --
                                                                        -------
   Gain from disposal before taxes.....................................  88,041
   Income tax provision................................................  20,496
                                                                        -------
   Net gain from disposal.............................................. $67,545
                                                                        =======

(15) Represents a net increase of $165,902 in short-term investments. The Company received Allied stock of $369,000 in exchange for the disposition of a portion of the Company's aerospace distribution segment. The offsetting decrease of $203,098 results from the repayment of Banner long-term debt, associated accrued interest and transaction fees. The Company will account for its remaining investment in Allied common stock as an available-for-sale security.

(16) Represents the write-off of existing deferred financing fees of $2,000 related to the repayment of the debt of Banner's subsidiaries.

(17) Represents (i) an increase of accrued expenses of $39,000 for deferred taxes associated with the Banner Hardware Group Disposition; (ii) an increase of $27,460 in accruals for transaction fees, indemnifications and other costs associated with the transaction; (iii) a decrease of accrued interest of $2,592 associated with the defeasance of the Banner bank debt; and (iv) a decrease of $7,508 in accruals associated with the business being sold to Allied.

(18) Represents the redemption of $200,250 of long-term debt.

(19) Represents the increase in the minority interest liability associated with Banner's increased net worth associated with the Banner Hardware Group Disposition.

(20) Represents the Company's portion of the related gain from the Banner Hardware Group Disposition as follows:

   Gross proceeds received for the Banner Hardware Group............. $369,000
   Less: net adjustments to accruals for transaction fees,
    indemnifications, and other associated costs.....................   35,000
                                                                      --------
   Net proceeds......................................................  334,000
   Book basis of Banner Hardware Group...............................  246,050
                                                                      --------
   Gain from disposal before taxes, minority interest adjustment and
    extraordinary items..............................................   87,950
   Income tax provision..............................................   39,000
   Extraordinary loss relating to the early extinguishment of debt...    1,300
   Minority interest adjustment......................................   15,820
                                                                      --------
   Net gain from transaction.........................................  $31,830
                                                                      ========

(21) The purchase price of the Exchange Offer is calculated based on the five-day average closing market price of the Company's Class A common stock on the five trading days immediately prior to the effective date of the Exchange Offer divided by $12.50 (the offer price). For pro forma presentation purposes the Company is assuming that (i) 4.0 million shares of Banner common stock (the maximum allowed to be exchanged in this Exchange Offering) will be exchanged for the Company's Class A common stock, resulting in a $50,000 increase in the Company's equity; (ii) the $2,400 reduction in cash represents the estimated cost of the Exchange Offer; (iii) the $13,836 increase in goodwill represents the estimated excess of cost paid over an estimated book value per Banner common share at $9.64; and (iv) a $38,564 decrease in minority interest resulting from the Company's increased ownership percentage (85% if the maximum number of shares are exchanged) in Banner. The Company needs to acquire approximately
   2.9 million shares of Banner common stock in order to achieve its objective of obtaining an 80% interest in Banner.

(22) Represents the inclusion of the assets acquired and the liabilities assumed in the acquisition of Special-T Fasteners including cash of $24,395 used for the Special-T Acquisition and related acquisition expenses, recorded goodwill of $22,643, and the $24,640 increase to stockholders' equity from the issuance of 1,057,515 shares of Class A Common Stock (based on the average fair market value of the closing price of the Company's common stock for the 5 days preceding the acquisition date).

(23) Represents the estimated loss on the Company's adoption of a formal plan to dispose of Fairchild Technologies.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is the largest aerospace fastener manufacturer and is one of the largest independent aerospace parts distributors in the world. Through internal growth and strategic acquisitions, the Company has become one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Bombardier and to airlines such as Delta Airlines and US Airways.

  The Company's primary business focus is on the aerospace industry and its business consists primarily of two aerospace segments--aerospace fasteners and aerospace parts distribution. The aerospace fasteners segment, which accounted for approximately 51.4% of the Company's net sales in Fiscal 1997, pro forma for the Banner Hardware Group Disposition, manufactures and markets fastening systems used in the manufacturing and maintenance of commercial and military aircraft. The aerospace distribution segment, which accounted for approximately 35.9% of the Company's net sales in Fiscal 1997, pro forma for the Banner Hardware Group Disposition, stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, OEMs, other distributors, fixed-base operators, corporate aircraft operators and other aerospace and non-aerospace companies. The Company's aerospace distribution business is conducted through its 66% owned subsidiary, Banner.

  The Company has effected a series of transactions designed to: (i) reduce its total indebtedness and annual interest expense; (ii) increase the number of publicly held shares of Class A Common Stock; and (iii) increase the Company's operating and financial flexibility.

  On November 20, 1997, Shared Technologies Fairchild Inc. ("STFI"), a corporation in which the Company owned approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock will receive $15.00 per share in cash (the "STFI Merger"). The Company was paid approximately $85,000 in cash (before tax and selling expenses) in exchange for preferred stock of STFI owned by the Company, and received an additional $93,000 in cash (before tax and selling expenses) in the first three months of 1998 in exchange for the 6,225,000 shares of common stock of STFI owned by the Company. In the quarter ended December 28, 1997, the Company recorded a $29,974 gain, net of tax, on disposal of discontinued operations, from the proceeds received for the preferred stock of STFI. The Company will record net gain of approximately $67,545 from the sale of the common stock in the quarter ended March 29, 1998. The results of STFI have been accounted for as discontinued operations.

  On December 19, 1997, the Company completed an offering of public securities. The offering consisted of an issuance of 3,000,000 shares of the Company's Class A Common Stock at $20.00 per share (the "Offering").

  On December 19, 1997, immediately following the Offering, the Company entered into the New Credit Facility which provides the Company with a $300 million senior secured credit facility consisting of (i) a $75 million revolving loan with a letter of credit sub-facility of $30 million and a $10 million swing loan sub-facility, and (ii) a $225 million term loan.

  On January 13, 1998, the Selling Subsidiaries of Banner completed the disposition of substantially all of the assets and certain liabilities of the Selling Subsidiaries to two wholly-owned subsidiaries of Allied, in exchange for unregistered shares of Allied common stock with an aggregate value equal to $369 million. The purchase price received by the Selling Subsidiaries was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Selling Subsidiaries to the Buyers. Such estimated closing date balance sheet is subject to review by the parties, and the purchase price will be adjusted (up or down) based on the net worth as reflected on the final closing date balance sheet. The assets transferred to the Buyers consists primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners, and its PacAero unit. Approximately $196,000 of the common stock received from the Buyers was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company will account for its remaining investment in Allied common stock as an available-for-sale security. Banner effected the Banner Hardware Group Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Banner Hardware Group Disposition presented a unique opportunity to realize a significant return on the disposition of the hardware group.

  On March 2, 1998, the Company consummated the acquisition of Special-T, from the stockholders of Special-T, pursuant to an agreement and plan of merger dated as of January 28, 1998 as amended on February 20, 1998 and March 2, 1998. The purchase price for the acquisition was $47.6 million, of which $24.6 million was paid in shares of Class A Common Stock of the Company and the remainder was paid in cash. The purchase price is subject to certain post-closing adjustments. Special-T is a distributor of aerospace fasteners. In 1997, Special-T had sales of approximately $52.9 million and operating earnings of approximately $9.1 million of which $30.8 million in sales and $4.7 million in operating earnings related to the Company's aerospace fasteners segment.

  As a result of the Refinancing, the Company has refinanced substantially all of its existing indebtedness (other than indebtedness of Banner), consisting of (i) $63.0 million to redeem the 11 7/8% Senior Debentures due 1999; (ii) $117.6 million to redeem the 12% Intermediate Debentures due 2001; (iii) $35.9 million to redeem the 13 1/8% Subordinated Debentures due 2006; (iv) $25.1 million to redeem the 13% Junior Subordinated Debentures due 2007; and (vi) accrued interest of $10.6 million.

  On November 28, 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting ("AS&C") in a business combination accounted for as a purchase. The total cost of the acquisition was $13,245, which exceeded the fair value of the net assets of AS&C by approximately $7,350, which is preliminarily being allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS&C with cash borrowed. AS&C is an aerospace parts, logistics, and distribution company primarily servicing the European OEM market.

  For the Company's fiscal years 1995, 1996, and 1997, and for the first six months of fiscal 1998, Technologies had operating losses of approximately $1.5 million, $1.5 million, $3.6 million, and $5 million, respectively. In addition, as a result of the downturn in the Asian markets, Technologies has experienced delivery deferrals, reduction in new orders, lower margins and increased price competition.

  In response, in February, 1998, the Company adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity and headcount at Technologies, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in the Spin-Off. If the Company elects to include Technologies in the Spin-Off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Technologies' operating divisions. Accordingly, the Company's financial statements have been restated to present the results of Technologies as a discontinued operation.

  In connection with the adoption of such plan, the Company has recorded an after-tax reserve of approximately $22 million in discontinued operations in the third fiscal quarter ending March 29, 1998, of which $14 million (net of income tax benefit of $4 million) relates to an estimated loss on the disposal of certain assets of Technologies, and $8 million relates to a provision for expected operating losses over the next twelve months at Technologies. While the Company believes that $22 million is a sufficient charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that the reserve is adequate. See "Risk Factors--Fairchild Technologies Losses."

  In the last two years, the Company's aerospace business segments have experienced significant growth. Set forth below is certain pro forma financial information regarding the Company's aerospace segments for the last eight fiscal quarters.

                           FOR THE TWELVE (12) MONTHS ENDED JUNE 30, 1996
                          ---------------------------------------------------
                           FIRST     SECOND      THIRD     FOURTH
                          QUARTER    QUARTER    QUARTER    QUARTER    TOTAL
SALES
Aerospace Fasteners...... $ 45,261  $  48,063  $  52,663  $  51,112 $ 197,099
Aerospace
 Distribution(a).........   31,039     35,538     43,220     44,033   153,830
                          --------  ---------  ---------  --------- ---------
  Total.................. $ 76,300  $  83,601  $  95,883  $  95,145 $ 350,929
                          ========  =========  =========  ========= =========
OPERATING INCOME
Aerospace Fasteners...... $ (2,324) $    (488) $     (50) $     223 $  (2,639)
Aerospace
 Distribution(a).........    1,292      1,131      1,646      1,362     5,431
                          --------  ---------  ---------  --------- ---------
  Total.................. $ (1,032) $     643  $   1,596  $   1,585 $   2,792
                          ========  =========  =========  ========= =========
                           FOR THE TWELVE (12) MONTHS ENDED JUNE 30, 1997
                          ---------------------------------------------------
                           FIRST     SECOND      THIRD     FOURTH
                          QUARTER    QUARTER    QUARTER    QUARTER    TOTAL
SALES
Aerospace Fasteners...... $ 55,047  $  56,494  $  64,073  $  93,412 $ 269,026
Aerospace Distribution...   36,034     47,973     48,833     54,928   187,768
                          --------  ---------  ---------  --------- ---------
  Total.................. $ 91,081  $ 104,467  $ 112,906  $ 148,340 $ 456,794
                          ========  =========  =========  ========= =========
OPERATING INCOME
Aerospace Fasteners...... $  2,108  $   2,156  $   3,563  $   9,563 $  17,390
Aerospace Distribution...    1,643      2,143      1,361      3,125     8,272
                          --------  ---------  ---------  --------- ---------
  Total.................. $  3,751  $   4,299  $   4,924  $  12,688 $  25,662
                          ========  =========  =========  ========= =========

---------------------
(a) Aerospace Distribution sales and operating income assumes the Company consolidated Banner's results for the first eight months of Fiscal 1996 and reflects the Banner Hardware Group Disposition on a pro forma basis.

RESULTS OF OPERATIONS

  The Company's Aerospace Fasteners and Aerospace Distribution segments account for over 90% of the Company's consolidated sales. Effective February 25, 1996, the Company began to consolidate the operating results of the Aerospace Distribution segment. The results of Camloc Gas Springs division ("Gas Springs") and the Company's former subsidiary, Fairchild Scandinavian Bellyloading Company ("SBC"), are included in Corporate and Other. The results of Fairchild Technologies are no longer recorded in Corporate and Other as it became a discontinued operation in February 1998. The Communications Services segment is no longer presented as it became a discontinued operation effective November 20, 1997 (see Note 24 of the consolidated year-end financial statements). The following tables illustrate the historical sales and operating income of the Company's operations for the past three years ended June 30, 1995, 1996 and 1997, and for the three and six months ended December 29, 1996 and December 28, 1997.

                                                FOR THE YEARS ENDED JUNE 30,
                                                -------------------------------
                                                  1995       1996       1997
                                                       (IN THOUSANDS)
SALES BY SEGMENT:
  Aerospace Fasteners.......................... $ 215,364  $ 218,059  $ 269,026
  Aerospace Distribution(a)....................       --     129,973    411,765
  Corporate and Other..........................     4,987      7,046     15,185
  Eliminations(b)..............................       --      (5,842)   (15,213)
                                                ---------  ---------  ---------
    Sales...................................... $ 220,351  $ 349,236  $ 680,763
                                                =========  =========  =========
OPERATING INCOME (LOSS) BY SEGMENT:
  Aerospace Fasteners(c)....................... $ (11,497) $     135  $  17,390
  Aerospace Distribution(a)....................       --       5,625     30,891
  Corporate and Other(b).......................   (18,836)   (17,046)   (14,782)
                                                ---------  ---------  ---------
    Operating income (loss).................... $ (30,333) $ (11,286) $  33,499
                                                =========  =========  =========

---------------------
(a) Effective February 25, 1996, the Company became the majority shareholder of Banner Aerospace, Inc. and, accordingly, began consolidating their results as of that date.
(b) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.
(c) Includes restructuring charges of $2.3 million in Fiscal 1996.

                              THREE MONTHS ENDED         SIX MONTHS ENDED
                           ------------------------- -------------------------
                           DECEMBER 29, DECEMBER 28, DECEMBER 29, DECEMBER 28,
                               1996         1997         1996         1997
                                             (IN THOUSANDS)
SALES BY SEGMENT:
  Aerospace Fasteners.....   $ 56,494     $ 91,014     $111,541     $167,861
  Aerospace Distribution..     96,985      119,614      181,092      242,528
  Corporate and Other.....      2,839        1,362        4,647        2,724
  Eliminations(a).........     (3,857)      (3,374)      (6,575)     (10,135)
                             --------     --------     --------     --------
    Sales.................   $152,461     $208,616     $290,705     $402,978
                             ========     ========     ========     ========
OPERATING INCOME BY
 SEGMENT:
  Aerospace Fasteners.....   $  2,156     $  6,382     $  4,264     $  8,892
  Aerospace Distribution..      6,072        7,714       12,053       17,085
  Corporate and Other.....     (4,512)        (871)      (7,722)         204
                             --------     --------     --------     --------
    Operating income......   $  3,716     $ 13,225     $  8,595     $ 26,181
                             ========     ========     ========     ========

---------------------
(a) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.

  The following unaudited pro forma table illustrates sales and operating income of the Company's operations by segment, on a pro forma basis, as if the Company had operated in a consistent manner for the past three years ended June 30, 1995, 1996 and 1997. The pro forma results are based on the historical financial statements of the Company and Banner as though the Banner Hardware Group Disposition and consolidation of Banner had been in effect since the beginning of each period. The pro forma information is not necessarily indicative of the results of operations that would actually have occurred if the transactions had been in effect since the beginning of each period, nor is it necessarily indicative of future results of the Company.

                                               FOR THE YEARS ENDED JUNE 30,
                                               -------------------------------
                                                 1995       1996       1997
PRO FORMA SALES BY SEGMENT:
  Aerospace Fasteners(a)...................... $ 190,287  $ 197,099  $ 269,026
  Aerospace Distribution......................   108,359    153,830    187,768
  Corporate and Other.........................     5,462      7,046     15,185
  Eliminations................................       --         --         (29)
                                               ---------  ---------  ---------
    Sales..................................... $ 304,108  $ 357,975  $ 471,950
                                               =========  =========  =========
PRO FORMA OPERATING INCOME (LOSS) BY SEGMENT:
  Aerospace Fasteners......................... $ (15,736) $  (2,639) $  17,390
  Aerospace Distribution......................    (9,995)     5,431      8,272
  Corporate and Other.........................   (16,260)   (17,047)   (14,782)
                                               ---------  ---------  ---------
  Operating income (loss)..................... $ (41,991) $ (14,255) $  10,880
                                               =========  =========  =========

---------------------
(a) Fiscal 1997 results include sales of $27.2 million and operating income of $1.2 million provided by the acquisition of Simmonds S.A. ("Simmonds"), a European manufacturer of aerospace fasteners acquired in February 1997 for approximately $62 million.

FIRST SIX MONTHS OF FISCAL 1998 COMPARED TO FIRST SIX MONTHS OF FISCAL 1997

 CONSOLIDATED RESULTS

  Net sales of $208.6 million in the second quarter of Fiscal 1998 improved significantly by $56.1 million, or 37%, compared to sales of $152.5 million in the second quarter of Fiscal 1997. Net Sales of $403.0 million in the Fiscal 1998 six-month period improved by $112.3 million, or 39%, compared to sales of $290.7 million in the first six months of Fiscal 1997. Approximately 61.3% of current six months sales growth was stimulated by the resurgent commercial aerospace industry, while recent acquisitions contributed approximately 40.4% of sales growth. Operations sold decreased growth by approximately 1.7%.

  Gross Margin as a percentage of sales was 24.1% and 27.2% in the second quarter of Fiscal 1997 and 1998, respectively, and 25.4% and 25.6% in the six-month period of Fiscal 1997 and 1998, respectively. The increased margin in the Fiscal 1998 periods is attributable to improving efficiencies associated with increased production performances contributed by an improving skills base in the work force, and a reduction in the payment of overtime within the Aerospace Fasteners segment, and a change in product mix and decreased price competition in the Aerospace Distribution segment.

  Selling, General & Administrative expense as a percentage of sales was 21.3% and 20.2% in the second quarter of Fiscal 1997 and 1998, respectively, and 21.9% and 19.6% in the six-month period of Fiscal 1997 and 1998, respectively. The improvement in the Fiscal 1998 periods is attributable primarily to administrative efficiencies relative to increasing sales.

  Other income increased $3.8 million in the current six-month period, compared to the prior year six-month period, due primarily to the proceeds from sale (in lieu of condemnation) of air rights over a portion of the property the Company owns and is developing in Farmingdale, New York.

  Operating income of $13.2 million in the second quarter of Fiscal 1998 increased $9.5 million, compared to operating income of $3.7 million in the second quarter of Fiscal 1997. Operating income of $26.2 million in the six months period ended December 28, 1997, improved by $17.6 million, compared to the six month period ended December 29, 1996. The increase in operating income was due to the improved results provided by the Company's aerospace operations.

  Investment income (loss), net, decreased by $8.9 million in the second quarter and $6.6 million in the first six months of Fiscal 1998, due to recognizing unrealized losses on the fair market adjustments of trading securities in the Fiscal 1998 periods while recording unrealized gains from trading securities in the Fiscal 1997 periods. The Company's portfolio of trading securities is small, varied, and subject to fluctuations in market value. Trading securities are marked to market value in the statement of earnings.

  Equity in earnings of affiliates increased slightly in the second quarter and six months of Fiscal 1998, compared to the first quarter of Fiscal 1997, due to improved earnings by Nacanco.

  Income taxes included a $3.1 million tax benefit in the first six months of Fiscal 1998, on pre-tax losses of $6.5 million. The tax benefit was higher than the statutory rate due primarily to larger losses generated by domestic operations.

  Included in earnings from discontinued operations is the result of Fairchild Technologies and the Company's equity in earnings of STFI, both of which were lower in the Fiscal 1998 periods. The discontinued operations results are affected by the operations of Fairchild Technologies (the "Division"), which may fluctuate because of industry cyclicality, the volume and timing of orders, the timing of new product shipments, customer's capital spending, and pricing changes by the Division and its competition. The Division has experienced a reduction of its backlog, and margin compression during the past six months, which combined with the existing cost base, may impact future earnings from the Division.

  The $30.0 million after-tax gain on disposal of discontinued operations in the Fiscal 1998 periods, includes the Company's disposition of its preferred stock positions as a result of the STFI Merger. In addition, the company anticipates to record additional gains of approximately $67.5 million upon the final disposition of the Company's remaining investment in STFI.

  The extraordinary loss, net, in the Fiscal 1998 periods includes the write-off of deferred loan fees associated with the early extinguishment of the FHC and RHI credit facilities which were replaced as part of the Refinancing.

  Net earnings of $20.9 million in the first six months ended December 28, 1997, improved by $28.5 million compared to the $7.6 million net loss recorded in the six months ended December 29, 1996. This improvement is attributable to a $16.1 million increase in operating income; and the $30.0 million gain on the disposition of discontinued operations, offset partially by a $6.6 million decrease in investment income and the $3.0 million extraordinary loss.

 SEGMENT RESULTS

AEROSPACE FASTENERS SEGMENT

  Sales in the Aerospace Fasteners segment increased by $34.5 million in the second quarter and $56.3 million for the Fiscal 1998 six-month period, reflecting significant growth in the commercial aerospace industry combined with the effect of the Simmonds acquisition. New orders have continued to exceed reported sales, resulting in a backlog of $207 million at December 28, 1997, up from $196 million at June 30, 1997. Excluding sales contributed by acquisitions, sales increased 22% and 19% for the three and six months ended December 28, 1997, respectively, compared to the same periods in the prior year.

  Operating income improved by $4.2 million, or 196%, in the second quarter and $4.6 million, or 109%, in the Fiscal 1998 six-month period, compared to the Fiscal 1997 periods. Acquisitions and marketing changes were contributors to this improvement. Excluding the results provided by acquisitions, operating income increased by 116% in the second quarter and 11% for the six months of Fiscal 1998, compared to the same periods in the prior year. The Company anticipates that productivity efficiencies will further improve operating income in the coming months.

AEROSPACE DISTRIBUTION SEGMENT

  Aerospace Distribution sales were up $22.6 million, or 23% in the second quarter and $61.4 million, or 34%, in the first six months of Fiscal 1998, compared to the corresponding periods of the prior year. The improvement in the Fiscal 1998 periods is due to increased sales to commercial airlines, original equipment manufacturers, and other distributors as well as increased sales of turbine parts and engine management services. In addition, incremental sales provided by PB Herndon also contributed to the increase.

  Operating income was up $1.6 million, or 27%, in the second quarter and $5.0 million, or 42% for the first six months of Fiscal 1998, compared to the same period of the prior year, due primarily to the increase in sales and the related economies of scale. This segment has benefited from the extended service lives of existing aircraft, growth from acquisitions and internal growth, which has increased its overall market share.

CORPORATE AND OTHER

  The Corporate and Other classification includes the Gas Springs Division and corporate activities. The results of Fairchild Scandinavian Bellyloading Company ("SBC"), which was sold at Fiscal 1997 year-end, are included in the prior period results. The group reported a decrease in sales of $1.4 million, in the second quarter and $1.9 million, or 41%, in the first six months of Fiscal 1998, as compared to the same periods in Fiscal 1997, due primarily to exclusion of SBC's results in the current periods. The operating loss decreased by $3.6 million in the second quarter and $9.6 million in the first six months of Fiscal 1998, compared to the Fiscal 1997 periods, as a result of an increase in other income and a decline in legal expenses.

FISCAL 1997, 1996 AND 1995

 CONSOLIDATED RESULTS

  Net sales of $680.8 million in Fiscal 1997 improved significantly by $331.5 million, or 94.9%, compared to sales of $349.2 million in Fiscal 1996. Sales growth was stimulated by the resurgent commercial aerospace industry, together with the effects of several strategic business combinations over the past 18 months. Net sales in Fiscal 1996 were up 58.5% from Fiscal 1995 reflecting strong sales performances from the Aerospace Fasteners segment and the inclusion of four months of sales from the Aerospace Distribution segment. On a pro forma basis, net sales increased 26.7% and 20.4% in Fiscal 1997 and 1996, respectively, as compared to the previous Fiscal periods.

  Gross Margin as a percentage of sales was 12.0%, 21.2%, and 26.6% in Fiscal 1995, 1996, and 1997, respectively. The increase in the current year was attributable to higher revenues combined with continued productivity improvements achieved during Fiscal 1997. The increase in Fiscal 1996 compared to Fiscal 1995 was due to consolidation of plants, elimination of product lines, substantial downsizing and new productivity programs put in place.

  Selling, General & Administrative expense as a percentage of sales was 24.0%, 22.7%, and 21.0% in Fiscal 1995, 1996, and 1997, respectively. The increase in the current year was attributable primarily to the increase in selling and marketing costs incurred to support the increase in sales. The decrease in Fiscal 1996 compared to Fiscal 1995 was due primarily to the positive results obtained from restructuring and downsizing programs put in place earlier.

  Operating income of $33.5 million in Fiscal 1997 increased $44.8 million compared to operating loss of $11.3 million in Fiscal 1996. The increase in operating income was due primarily to the current year's growth in sales and increased operational efficiencies. Operating income in Fiscal 1996 improved by $19.0 million over Fiscal 1995 due primarily to improved cost efficiencies applied in the Aerospace Fasteners segment. On a pro forma basis, operating income increased $34.2 million in Fiscal 1997, as compared to Fiscal 1996, and $20.4 million in Fiscal 1996, as compared to Fiscal 1995.

  Net interest expense decreased 15.5% in Fiscal 1997 compared to Fiscal 1996, and decreased 11.9% in Fiscal 1996 compared to Fiscal 1995. The decreases were due to lower borrowings as a result of the sale of DME and the merger of the Company's former Fairchild Communications Services segment into STFI (the "Merger") on March 13, 1996, both of which significantly reduced the Company's total debt.

  Investment income, net, was $5.7 million, $4.6 million and $6.7 million in Fiscal 1995, 1996, and 1997, respectively. The 45.4% increase in Fiscal 1997 was due primarily to gains realized from the sale of investments in Fiscal 1997. The 19.8% decrease in Fiscal 1996 resulted from losses realized on the write-off of two foreign investments.

  Equity in earnings of affiliates decreased $0.2 million in Fiscal 1997, compared to Fiscal 1996, and increased $3.2 million in Fiscal 1996, compared to Fiscal 1995. The Fiscal 1997 decrease was attributable to the lower earnings of Nacanco. The Fiscal 1996 increase was due primarily to higher earnings from Nacanco, which improved the Company's equity in earnings by $2.6 million.

  Nonrecurring income in Fiscal 1997 includes the $2.5 million gain from the sale of SBC.

  Income Taxes included a $5.7 million tax benefit in Fiscal 1997 on a pre-tax loss of $5.4 million from continuing operations. The tax benefit was due primarily to reversing Federal income taxes previously provided, due to a change in the estimate of the required tax accruals. In Fiscal 1996, the tax benefit from the loss from continuing operations was $29.8 million.

  Earnings from discontinued operations, net, include the earnings, net of tax, from Fairchild Technologies in Fiscal 1995, 1996 and 1997, STFI in Fiscal 1996 and 1997, and FCS, DME and Data in Fiscal 1995 and 1996.

  The $53.6 million gain on disposal of discontinued operations resulted primarily from the sale of DME to CMI in Fiscal 1996. Fiscal 1996 also includes a $163.1 million nontaxable gain resulting from the Merger.

  Extraordinary items, net, resulted from premiums paid for, and redemption costs and consent fees associated with, the retirement of the Senior Notes and the write off of deferred loan fees, related primarily to Senior Notes and bank debt extinguished prior to maturity. This totaled $10.4 million, net of a tax benefit, in Fiscal 1996.

  Net earnings in Fiscal 1997, compared to Fiscal 1996, after excluding the gain on sale of discontinued operations of $163.1 million from the Merger and the $53.6 million gain on sale of discontinued operations in 1996 from the sale of DME, improved $28.3 million, reflecting a $41.6 million improvement in operating profit. The net earnings increased $223.5 million in Fiscal 1996, compared to Fiscal 1995, due primarily to the gain, net of tax, from the sale of discontinued operations.

 SEGMENT RESULTS

AEROSPACE FASTENERS SEGMENT

  Sales in the Aerospace Fasteners segment increased by $51.0 million to $269.0 million, up 23.4% in Fiscal 1997, compared to the Fiscal 1996 period, reflecting significant growth in the commercial aerospace industry combined with the Simmonds acquisition. New orders have been strong in recent months resulting in a backlog of $195.7 million at June 30, 1997, up from $109.9 million at June 30, 1996. Sales increased slightly in Fiscal 1996 compared to Fiscal 1995. The Harco division was transferred to the Aerospace Distribution segment on February 25, 1996. On a pro forma basis, sales increased 36.5% in Fiscal 1997, compared to Fiscal 1996 and 3.6% in Fiscal 1996, compared to Fiscal 1995.

  Operating income improved from breakeven to $17.4 million during Fiscal 1997, compared to Fiscal 1996. This improvement was achieved as a result of accelerated growth in the commercial aerospace industry, particularly in the second half of the year. Certain efficiencies achieved during Fiscal 1997 continued to have positive effects on operating income. Operating income was positive in the Aerospace Fasteners segment, which was an $11.6 million improvement in the Fiscal 1996 period over the corresponding Fiscal 1995 period. During Fiscal 1996, operating losses decreased significantly in the Aerospace Fasteners segment, due primarily to the cost of management changes, consolidation of plants, eliminating unprofitable product lines, pricing adjustments, substantial work force downsizing and new productivity, quality and marketing programs. A restructuring charge of $2.3 million was recorded in Fiscal 1996, primarily for severance pay to employees terminated as a result of further downsizing. On a pro forma basis, operating income increased $20.0 million in Fiscal 1997, as compared to Fiscal 1996, and $13.1 million in Fiscal 1996, as compared to Fiscal 1995.

AEROSPACE DISTRIBUTION SEGMENT

  Aerospace Distribution sales were up $281.8 million and operating income was up $25.3 million, primarily the result of reporting twelve months in Fiscal 1997 versus four months in Fiscal 1996. On a twelve-month pro forma basis sales were up $33.9 million, or 22.1%, and operating income was up $2.8 million, or 52.3%. Sales increases in all three groups, hardware, rotables and engines contributed to these strong results. This segment has benefited from the extended service lives of existing aircraft, growth from acquisitions and internal growth, which has increased market share.

  In Fiscal 1996, as a result of the transfer of Harco to Banner effective February 25, 1996, the Company recorded four months of sales and operating income of Banner, including Harco as part of the Aerospace Distribution segment. This segment reported $130.0 million in sales and $5.6 million in operating income for this four-month period ended June 30, 1996. In Fiscal 1996, the first eight months of Harco's sales and operating income were included in the Aerospace Fasteners segment.

CORPORATE AND OTHER

  The Corporate and Other segment includes Gas Springs Division and SBC (formerly the Technology Products segment). Sales improved at SBC which, was sold effective as of Fiscal 1997 year-end. Over the past three years, corporate administrative expense as a percentage of sales has decreased from 7.0% in 1995 to 4.5% in 1996 to 2.8% in 1997.

BACKLOG OF ORDERS

  Backlog is significant to all of the Company's operations, due to long-term production requirements of its customers. The Company's backlog of orders as of June 30, 1997 in the Aerospace Fasteners segment and Aerospace Distribution segment amounted to $195.7 million and $90.9 million, respectively, with a "Book-to-Bill" ratio of 1.3 and 1.1, respectively. The Company anticipates that approximately 94.8% of the aggregate backlog at June 30, 1997 will be delivered by June 30, 1998.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  Cash and cash equivalents increased by $19.5 million from $19.4 million at June 30, 1997 to $38.9 million at December 28, 1997. Cash received of $84.7 million from the STFI Merger and $53.9 million from the issuance of common stock was partially offset by cash of $91.8 million, used for operations and by net capital expenditures, including acquisitions of $27.7 million for the six months ended December 28, 1997. The increase in cash used for operations was primarily attributable to a $45.5 million increase in inventory and $29.9 million decrease in amounts payable and accrued liabilities. The Company's principal cash requirements include debt service, capital expenditures, acquisitions, and payment of other liabilities. Other liabilities that require the use of cash include post-employment benefits for retirees, environmental investigation and remediation obligations, and litigation settlements and related costs. The Company maintains credit agreements with a consortium of banks, which provide a term loan and revolving credit facilities to the Company, and a separate revolving credit facility and term loans to Banner. The Company anticipates that existing capital resources, cash generated from operations, and cash from borrowings and asset sales will be adequate to maintain the Company's current level of operations.

  For the Company's fiscal years 1995, 1996, and 1997, and for the first six months of fiscal 1998, the Company had negative cash flows from operations of $25,040, $48,951, 100,058, and 91,845. The Company believes that recent proceeds from dispositions and the recent equity offering, along with a refinancing of the company's debt, provide the Company with the necessary capital to overcome these negative cash flows. The Company plans to continue to focus on its core businesses and capitalize on the resurgent aerospace industry in order to improve operating cash flows.

  With the proceeds of the Offering, borrowings under the Facility and the after tax proceeds the Company has received from the STFI Merger, the Company refinanced substantially all of its existing indebtedness (other than indebtedness at Banner), consisting of the 11 7/8% Senior Debentures due 1999, the 12% Intermediate Debentures due 2001, the 13 1/8% Subordinated Debentures due 2006, the 13% Junior Subordinated Debentures due 2007 and its existing bank indebtedness. The Refinancing reduced the Company's total net indebtedness by approximately $132 million and reduced the Company's annual interest expense, on a pro forma basis, by approximately $21 million. The STFI Sale will reduce the Company's annual interest expense by approximately $3 million. In addition, a portion of the proceeds from the Banner Hardware Group Disposition were used to repay all of Banner's outstanding bank indebtedness, which will further reduce the Company's annual interest expense by an additional $14 million.

  The increase in the Company's shareholders' equity was approximately $40 million resulting in a projected gain of $90 million to be recorded at the closing of the Banner Hardware Group Disposition, and an estimated tax provision of $39 million and a minority interest effect of $20 million. The operating income of the subsidiaries included in the Banner Hardware Group Disposition was $6.1 million and $14.1 million for the three and six months ended December 28, 1997, respectively. While the Company will no longer benefit from the operations of the disposed Banner subsidiaries, it expects to benefit from lower interest expense and dividends paid on the Allied stock.

  For the Company's fiscal years 1995, 1996, and 1997, and for the first six months of fiscal 1998, Technologies had operating losses of approximately $1.5 million, $1.5 million, $3.6 million, and $5 million, respectively. In addition, as a result of the downturn in the Asian markets, Technologies has experienced delivery deferrals, reduction in new orders, lower margins and increased price competition.

  In response, in February, 1998, the Company adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity and headcount at Technologies, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in the Spin-Off. If the Company elects to include Technologies in the Spin-Off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Fairchild Technologies' operating divisions.

  In connection with the adoption of such plan, the Company has recorded an after-tax reserve of approximately $22 million in discontinued operations in the third fiscal quarter ending March 29, 1998, of which $14 million (net of income tax benefit of $4 million) relates to an estimated loss on the disposal of certain assets of Technologies, and $8 million relates to a provision for expected operating losses over the next twelve months at Technologies. While the Company believes that $22 million is a sufficient charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that the reserve is adequate.

  In order to focus its operations on the aerospace industry, the Company is considering distributing (the "Spin-Off") to its stockholders all of the stock of FIHC, which may own substantially all or a substantial part of the Company's non-aerospace operations. Although the Company's ability to effect the Spin-Off is uncertain, the Company may effect the Spin-off of certain non-aerospace assets as soon as it is reasonably practicable following receipt of a solvency opinion relating to FIHC and all necessary governmental and third party approvals. In order to effect the Spin-Off, approval is required from the board of directors of the Company, however, shareholder approval is not required. The composition of the assets and liabilities to be included in

FIHC, and accordingly the ability of the Company to consummate the Spin-Off, is contingent, among other things, on obtaining consents and waivers under the Company's New Credit Facility. In addition, the Company may encounter unexpected delays in effecting the Spin-Off, and the Company can make no assurance as to the timing thereof. In addition, prior to the consummation of the Spin-Off, the Company may sell, restructure or otherwise change the assets and liabilities that will be in FIHC, or for other reasons elect not to consummate the Spin-Off. Consequently, there can be no assurance that the Spin-Off will occur.

  In connection with the possible Spin-Off, it is anticipated that the Company will enter into an indemnification agreement pursuant to which FIHC may assume and be solely responsible for certain known and unknown past, present and future claims and liabilities including, for example, those relating to the pension matter described under "Business--Legal Proceedings"; certain environmental liabilities currently recorded as $7.5 million, but for which it is reasonably possible the total expense could be $12.3 million on an undiscounted basis; certain retiree medical cost and liabilities related to discontinued operations for which the Company has accrued approximately $31.3 million as of December 28, 1997 (see Note 11 to the Company's Consolidated Financial Statements); and certain tax liabilities. In addition, FIHC may also be responsible for all liabilities relating to the Technologies business and an allocation of corporate expenses. Responsibility for such liabilities would require significant commitments.

  Should the Spin-Off, as presently contemplated, occur prior to June of 1999, the Spin-Off may be a taxable transaction to shareholders of the Company and could result in a material tax liability to the Company and its shareholders. The amount of the tax to the Company and its shareholders is uncertain, and if the tax is material to the Company, the Company may elect not to consummate the Spin-Off. Because circumstances may change and because provisions of the Internal Revenue Code of 1986, as amended, may be further amended from time to time, the Company may, depending on various factors, restructure or delay the timing of the Spin-Off to minimize the tax consequences thereof to the Company and its shareholders.

  With the year 2000 approaching, the Company is preparing all of its computer systems to be Year 2000 compliant. Substantially all of the systems within the Aerospace Fasteners segment are currently Year 2000 compliant. The Company expects to replace and upgrade some systems, which are not Year 2000 compliant, within the Aerospace Distribution segment and at Fairchild Technologies. The Company expects all of its systems will be Year 2000 compliant on a timely basis. However, there can be no assurance that the systems of other companies, on which the Company's systems rely, will also be timely converted. Management is currently evaluating the cost of ensuring that all of its systems are Year 2000 compliant.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In June 1997, FASB issued two pronouncements, Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income", and Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information". SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its operating segments in annual and interim financial reports. The Company will adopt SFAS 130 and SFAS 131 in Fiscal 1999.

                                   BUSINESS

GENERAL

  The Company is the largest aerospace fastener manufacturer in the world and is also an independent aerospace parts distributor. Through internal growth and strategic acquisitions, the Company has become one of the leading aircraft parts suppliers to aircraft manufacturers such as Boeing, Airbus, Lockheed Martin, British Aerospace and Bombardier and to airlines such as Delta Airlines and US Airways.

  The Company's primary business focus is on the aerospace industry and its business consists primarily of two segments--fasteners and aerospace parts distribution. The aerospace fasteners segment, which accounted for approximately 51.4% of the Company's net sales in Fiscal 1997, pro forma for the Banner Hardware Group Disposition, manufactures and markets fastening systems used in the manufacturing and maintenance of commercial and military aircraft. The aerospace distribution segment, which accounted for approximately 35.9% of the Company's net sales in Fiscal 1997, pro forma for the Banner Hardware Group Disposition, stocks and distributes a wide variety of aircraft parts to commercial airlines and air cargo carriers, OEMs, other distributors, fixed-base operators, corporate aircraft operators and other aerospace and non-aerospace companies. The Company's aerospace distribution business is conducted through its 66% owned subsidiary, Banner.

INDUSTRY OVERVIEW

  The aerospace parts industry currently is enjoying favorable trends driven by strong growth in new commercial aircraft orders, an increase in miles flown by existing aircraft, the need to modify older aircraft to comply with noise regulations and increased orders for wide bodied aircraft.

  Demand for aerospace fasteners and other aerospace parts is closely related to delivery and use rates for commercial and military aircraft. Delivery and use rates are in turn directly related to the actual and projected volume of passenger and freight traffic, average aircraft age, global fleet size and government defense expenditures. According to the Boeing 1997 Current Market Outlook (the "Boeing Market Outlook"), world air traffic grew 6.7% from 1995 to 1996, following a 6.6% increase from 1994 to 1995. Industry sources forecast that world air traffic will grow by more than 5% per year for the next ten years. Boeing also projects that during this period domestic and international airlines will lease or purchase over 7,000 new aircraft, thereby increasing the worldwide commercial fleet from approximately 11,500 aircraft at the end of 1996 to approximately 17,000 aircraft (net of retirements) at the end of 2006. Boeing, Airbus and McDonnell Douglas delivered over 557 new aircraft in 1997, a 41% increase over 1996. In addition, backlog at these manufacturers aggregated 2,753 at December 31, 1997.

  The Company believes that over the next five years airlines will be required to replace a significant portion of their existing fleets as the large number of airplanes delivered in the 1960s become increasingly uneconomical to operate and the deadlines for compliance with the stringent noise regulations adopted in the United States and Europe approach.

  The Company's fastener business benefits from noise reduction modifications because modifying an airplane to comply with the noise regulations and remain serviceable requires a substantial number of fasteners. The Boeing Market Outlook reports that 560 airplanes in the U.S. fleet had been modified to meet the new noise standards and projects that 1,080 planes in the U.S. fleet will be noise modified.

  The Boeing Market Outlook projects that average airplane size should rise worldwide over the next ten years. As airlines seek to serve a growing number of air travelers with existing restrictions on arrival and departure slots, airport gates and ramp capacity, commercial aircraft OEMs are experiencing increased orders for heavier, widebodied aircraft of intermediate size. Widebodied aircraft generally require a greater number of fasteners than smaller aircraft.

AEROSPACE FASTENERS

  The Company, through its Aerospace Fasteners segment, is a leading worldwide manufacturer and supplier of fastening systems used in the construction and maintenance of commercial and military aircraft and also distributes precision fasteners worldwide. The Aerospace Fasteners segment accounted for 39.5% and 41.7% of total Company sales for the year ended June 30, 1997 and for the six months ended December 28, 1997, respectively.

 PRODUCTS

  In general, aerospace fasteners produced by the Company are used to join materials in applications that are not of themselves critical to flight. Products range from standard aerospace screws, to more complex systems that fasten airframe structures, and sophisticated latching or quick disconnect mechanisms that allow efficient access to internal parts which require regular servicing or monitoring, The Aerospace Fasteners segment also manufactures and supplies fastening systems used in non-aerospace industrial and electronic niche applications. The Aerospace Fasteners segment produces and sells products under various trade names and trademarks including Voi-Shan(R) (fasteners for aerospace structures), Screwcorp(R) (standard externally threaded products for aerospace applications), RAM(R) (custom designed mechanisms for aerospace applications), Camloc(R) (components for the industrial, electronic, automotive and aerospace markets), Tridair(R) and Rosan(R) (fastening systems for highly-engineered aerospace, military and industrial applications).

  Principal product lines of the Aerospace Fasteners segment include:

  Standard Aerospace Airframe Fasteners--These fasteners consist of standard externally threaded fasteners used in non-critical airframe applications on a wide variety of aircraft. These fasteners include Hi-Torque Speed Drive(R), Tri-Wing(R), Torq-Set(R), Phillips(R) and Hex Heads(R).

  Commercial Aerospace Structural and Engine Fasteners--These fasteners consist of more highly engineered permanent or semi-permanent fasteners used in non-critical but more sophisticated airframe and engine applications, which could involve joining more than two materials. These fasteners are generally engineered to specific customer requirements or manufactured to specific customer specifications for special applications, often involving exacting standards. These fasteners include Hi-Lok(R), Veri-Lite(R), Eddie-Bolt2(R) and customer proprietary engine nuts.

  Proprietary Products and Fastening Systems--These very highly engineered proprietary fasteners are designed by the Company for specific customer applications and include high performance structural latches and hold down mechanisms. These fasteners are usually proprietary in nature and are primarily used in either commercial aerospace or military applications. These fasteners include Visu-Lok(R), Composi-Lok(R), Keen-serts(R), Mark IV(TM), Flatbeam(TM) and Ringlock(TM).

  Highly Engineered Fastening Systems for Industrial Applications--These highly engineered fasteners are designed by the Company for specific niche applications in the electronic, automotive and durable goods markets and are sold under the Camloc(R) trade name.

 SALES AND MARKETS

  The products of the Aerospace Fasteners segment are sold primarily to domestic and foreign OEMs, and to the maintenance and repair market through distributors. Sixty-six percent of its sales are domestic. Major customers include OEMs such as Boeing, McDonnell Douglas and Airbus and their subcontractors, as well as major distributors such as Burbank Aircraft Supply and Wesco. In addition, OEMs have implemented programs to reduce inventories and pursue just-in-time relationships. This has allowed parts distributors to significantly expand their business due to their ability to better meet OEM objectives. In response, the Company, which formerly supplied the OEMs directly, is expanding efforts to provide parts through distributors, by establishing master distributorship agreements, with Wesco and others or through acquiring its own distributor base. No single customer accounts for more than 10% of consolidated sales. The Company's backlog of orders in the Aerospace Fasteners segment as of December 28, 1997 was $207 million. The Company anticipates that approximately 95% of such backlog will be delivered by December 28, 1998.

  Products are marketed by a direct sales force team and distribution companies in the United States and Europe. The direct sales force team is organized by customer and region. The internal sales force is organized by facility and product range and is focused on servicing customers needs, identifying new product applications, and obtaining the approval of new products. All the Company's products are leveraged through centralized advertising and promotional activities.

  Revenues in the Aerospace Fasteners segment bear a strong relationship to aircraft production. As OEMs searched for cost cutting opportunities during the aerospace industry recession, parts manufacturers, including the Company, accepted lower-priced and/or smaller orders to maintain market share, at lower profit margins. However, during the last two years, this situation has improved as build rates in the aerospace industry have increased and resulted in capacity constraints. As lead times have increased, the Company has been able to negotiate contracts with its major customers at more favorable pricing as well as larger minimum lot sizes that are more economic to manufacture. In addition, the Company has eliminated "make and hold" contracts under which large volume buyers require current production of parts for long-term unspecified dates of delivery. Overall, the Company believes existing backlog will result in higher margins due to larger and more efficient lot sizes.

  Fasteners also have applications in the automotive/industrial markets, where numerous special fasteners are required (such as engine bolts, wheel bolts and turbocharger tension bolts). The Company is actively targeting the automotive market as a hedge against any potential downturn in the aerospace industry.

 MANUFACTURING AND PRODUCTION

  The Aerospace Fasteners segment has seven primary manufacturing facilities, of which three are located in the United States and four are located in Europe. Each facility has virtually complete production capability, and subcontracts only those orders which exceed capacity. Each plant is designed to produce a specified product or group of products, determined by production process involved and certification requirements. The Company's largest customers have recognized its quality and operational controls by conferring ISO D1-9000A status at all of its U.S. facilities, and ISO D1-9000 status at all of its European facilities. The Company is the first and only aerospace fasteners manufacturing company with all facilities holding ISO-9000 approval.

  The Company has a fully operational modern information system at all of its U.S. facilities and will expand this information system to all its European operations in Fiscal 1998. The new system performs detailed and timely cost analysis of production by product and facility. Updated MIS systems also help the Company to better service its customers. OEMs require each product to be produced in an OEM-qualified/OEM-approved facility.

 COMPETITION

  Despite intense competition in the industry, the Company remains the dominant manufacturer of aerospace fasteners. The worldwide aerospace fastener market is estimated to be $1.3 billion (before distributor resales). The Company holds approximately 20% of the market and competes with SPS Technologies, Hi-Shear and Huck, which the Company believes hold approximately 13%, 11% and 10% of the market, respectively. In Europe, its largest competitors are Blanc Aero and Southco Fasteners.

  The Company competes primarily in the highly engineered "systems" segment, where its broad product range allows it to more fully serve each OEM and distributor. The Company's product array is diverse and offers customers a large selection to address various production needs. In addition, roughly 45% of the Company's output is unique or is in a market where the Company has a small number of competitors. The Company seeks to maintain its technological edge and competitive advantage over its competitors, and has historically demonstrated its innovative production methods and new products to meet customer demands at fair price levels.

AEROSPACE DISTRIBUTION

  The Company conducts its aerospace parts distribution through Banner. In February 1996, the Company increased its ownership of Banner from 47.2% to 59.3%, and has subsequently further increased such ownership interest to 66%. The Company, through its Aerospace Distribution segment, distributes a wide variety of aircraft parts, which it carries in inventory. In addition to selling products that it has purchased on the open market, the Company also acts as a non-exclusive authorized distributor of several different aerospace related product lines. No single distributor arrangement is material to the Company's financial condition. The Aerospace Distribution segment accounted for 35.9% of total Company sales in Fiscal 1997, pro forma for the Banner Hardware Group Disposition. On January 13, 1998, Banner and nine of its subsidiaries transferred substantially all of their assets to Allied for approximately $345 million of common stock of Allied. The assets transferred to Allied consists primarily of Banner's hardware group, which includes the distribution of bearings, nolts, bolts, screws, rivets and other types of fasteners.

 PRODUCTS

  Following consummation of the Banner Hardware Group Disposition, the products of the Aerospace Distribution segment will be divided into two groups: rotables and engines. Rotables include flight data recorders, radar and navigation systems, instruments, landing gear and hydraulic and electrical components. Engines include jet engines and engine parts for use on both narrow and wide body aircraft and smaller engines for corporate and commuter aircraft. The Aerospace Distribution segment provides a number of services such as immediate shipment of parts in aircraft-on-ground situations. The Aerospace Distribution segment also provides products to OEMs and airlines under inventory management programs. The Aerospace Distribution segment also buys and sells commercial aircraft from time to time.

  Rotable parts are sometimes purchased as new parts, but are generally purchased as used parts which are then overhauled for the Company by outside contractors, including the original manufacturers and FAA-licensed facilities. Rotables are sold in a variety of conditions such as new, overhauled, serviceable and "as is." Rotables may also be exchanged instead of sold. An exchange occurs when an overhauled aircraft part in inventory is exchanged for a used part from the customer and the customer is charged an exchange fee plus the actual cost to overhaul the part. Engines and engine components are sold as is, overhauled or disassembled for resale as parts.

 SALES AND MARKETS

  Subsidiaries of the Aerospace Distribution segment sell their products in the United States and abroad to most of the world's commercial airlines and to air cargo carriers, as well as OEMs, other distributors, fixed base operators, corporate aircraft operators and other aerospace and nonaerospace companies. Approximately 76% of its sales, pro forma for the Banner Hardware Disposition, are to domestic purchasers, some of whom may represent offshore users.

  The Aerospace Distribution segment markets its products and services through direct sales forces, outside representatives and, for some product lines, overseas sales offices. Sales in the aviation aftermarket depend on price, service, quality and reputation. The Aerospace Distribution segment's business does not experience significant seasonal fluctuations or depend on a single customer. No single customer accounts for more than 10% of the Company's consolidated revenue, pro forma for the Banner Hardware Disposition. The Company's backlog of orders in the Aerospace Distribution segment as of December 28, 1997 was $88 million, pro forma for the Banner Hardware Disposition. The Company anticipates that approximately 90% of such backlog will be delivered by December 28, 1998.

 COMPETITION

  In the rotable group the major competitors are AAR Corp., Air Ground Equipment Services ("AGES"), Aviation Sales Company, The Memphis Group and other large and small companies in a very fragmented industry. The major competitors for Banner's engine group are OEMs such as General Electric Company and Pratt and Whitney, as well as the engine parts division of AAR Corp., AGES, and many smaller companies.

NACANCO PAKETLEME

  Established in 1987, Nacanco is the largest manufacturer of aluminum cans for soft drinks and beer in Turkey with an estimated 80% market share. Nacanco generated EBITDA of approximately $38 million on annual sales of $101 million for the fiscal year ended December 31, 1997. The Company owns 31.9% of the common stock, with Pechiney International SA and its subsidiaries holding substantially all of the balance. The Company received from Nacanco cash dividends in excess of $3 million in each of the past two fiscal years.

REAL ESTATE

  The Company has significant real estate holdings having a book value of approximately $54.1 million as of June 30, 1997. The Company's real estate holdings consist of (i) 80 acres on Long Island, New York which are currently being developed into retail centers; (ii) various industrial buildings from which the Company receives rental income; and (iii) property to be used as landfills upon the receipt of necessary licenses and government approvals.

CONTEMPLATED SPIN-OFF

  In order to focus its operations on the aerospace industry, the Company is considering distributing (the "Spin-Off") to its stockholders all of the stock of FIHC, which may own all or a substantial part of the Company's non-aerospace operations. Although the Company's ability to effect a Spin-Off is uncertain, the Company may effect a Spin-Off as soon as is reasonably practicable following receipt of a solvency opinion relating to FIHC, and all necessary governmental and third party approvals. The solvency opinion with respect to FIHC is required by the Company's board of directors. In order to effect the Spin-Off, approval is required from the board of directors of the Company, however, shareholder approval is not required. The composition of the assets and liabilities to be included in FIHC, and accordingly to the ability of the Company to consummate the Spin-Off, is contingent, among other things, on obtaining consents and waivers under the Company's New Credit Facility. The Company is presently in negotiations with its lenders regarding obtaining such consents and waivers and at the present time the Company has not reached an agreement with its lenders that will allow the Company to consummate the Spin-Off. There is no assurance that the Company will be able to obtain the necessary consents and waivers from its lenders and consequently there is no assurance that the Company will be able to consummate the Spin-Off. In addition, the Company may sell, restructure or otherwise change the assets and liabilities that may be in FIHC at the time of the Spin-Off and may delay the timing of the Spin-Off to minimize the tax consequences thereof to the Company and its stockholders or for other reasons elect not to consummate a Spin-Off. See "Risk Factors--Uncertainty and Tax and Other Consequences of a Spin-Off."

  At the time of a Spin-Off, if consummated, the business and assets of FIHC may consist of one or more of the following: (i) the Company's technology products segment, which consists of Fairchild Technologies (a worldwide producer of equipment for recordable compact disc and semiconductor manufacturers); (ii) the Company's 31.9% ownership interest in Nacanco Paketleme, (the largest producer of aluminum cans in Turkey); and (iii) certain real estate and miscellaneous investments, including approximately 80 acres of land in Long Island, New York currently under development.

  In connection with a Spin-Off, it is anticipated that the Company and FIHC will enter into an indemnification agreement pursuant to which FIHC may assume and be solely responsible for certain known and unknown past, present and future claims and liabilities including, for example, those relating to the Pension Reversion Case (as described under "Business--Legal Proceedings"); certain environmental liabilities currently recorded as $8.3 million, but for which it is reasonably possible the total expense could be $13.0 million; certain retiree medical cost and liabilities related to discontinued operations for which the Company has accrued approximately $31 million as of December 28, 1997 (see Note 11 to the Company's Consolidated Financial Statements); and certain tax liabilities. In addition, FIHC may also be responsible for all liabilities relating to the Technologies business.

RESEARCH AND PATENTS

  The Company's research and development activities have included: applied research; development of new products; testing and evaluation of, and improvements to, existing products; improvements in manufacturing techniques and processes; development of product innovations designed to meet government safety and environmental requirements; and development of technical services for manufacturing and marketing. The Company's sponsored research and development expenditures amounted to $7.8 million, $0.1 million and $1.0 million for the years ended June 30, 1997, 1996, and 1995, and $0.6 million for the six months ended December 28, 1997, respectively, substantially all of such expenditures being attributable to Fairchild Technologies. The Company owns patents relating to the design and manufacture of certain of its products and is a licensee of technology covered by the patents of other companies. The Company does not believe that any of its business segments are dependent upon any single patent.

PERSONNEL

  As of December 28, 1997, pro forma for the Banner Hardware Group Disposition and the Special-T Acquisition, the Company had approximately 3,500 employees. Approximately 5% of these employees were covered by collective bargaining agreements. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

  As of December 28, 1997, pro forma for the Banner Hardware Group Disposition and the Special-T Acquisition, the Company owned or leased properties totalling approximately 1,631,000 square feet, approximately 1,046,000 square feet of which was owned and 650,000 square feet was leased. The Aerospace Fasteners segment's properties consisted of approximately 1,056,000 square feet, with principal operating facilities concentrated in Southern California, France and Germany. The Aerospace Distribution segment's properties consisted of approximately 380,000 square feet, with principal operating facilities of approximately 295,000 square feet located in Florida, and Texas.

  Corporate and other operating properties consisted of approximately 117,000 square feet, with principal operating facilities of approximately 82,000 square feet located in California and Germany. The Company owns its corporate headquarters at Washington-Dulles International Airport.

  The Company has several parcels of property which it is attempting to market, lease and/or develop, including: (i) an eighty acre parcel located in Farmingdale, New York; (ii) a six acre parcel in Temple City, California;
(iii) an eight acre parcel in Chatsworth, California; and (iv) several other parcels of real estate, primarily located throughout the continental United States.

  The following table sets forth the location of the larger properties used in the continuing operations of the Company, their square footage, the business segment or groups they serve and their primary use. Each of the properties owned or leased by the Company is, in management's opinion, generally well maintained, suitable to support the Company's business and adequate for the Company's present needs. All of the Company's occupied properties are maintained and updated on a regular basis.

                          OWNED OR SQUARE
        LOCATION           LEASED  FOOTAGE BUSINESS SEGMENT/GROUP  PRIMARY USE
Saint Cosme, France.....   Owned   304,000 Aerospace Fasteners    Manufacturing
Torrance, California....   Owned   284,000 Aerospace Fasteners    Manufacturing
Carrollton, Texas.......   Leased  173,000 Aerospace Distribution Distribution
City of Industry,
 California.............   Owned   140,000 Aerospace Fasteners    Manufacturing
Chantilly, Virginia.....   Owned   125,000 Corporate              Office
Lakeland, Florida.......   Leased   65,000 Aerospace Distribution Distribution
Ft. Lauderdale,
 Florida................   Leased   57,000 Aerospace Distribution Distribution
Toulouse, France........   Owned    56,000 Aerospace Fasteners    Manufacturing
Fremont, California.....   Leased   54,000 Technology Products    Manufacturing
Santa Ana, California...   Owned    50,000 Aerospace Fasteners    Manufacturing
Vaihingen, Germany......   Leased   49,000 Technology Products    Manufacturing
Kelkheim, Germany.......   Leased   42,000 Aerospace Fasteners    Manufacturing
Chatsworth, California..   Leased   36,000 Aerospace Fasteners    Distribution
Fremont, California.....   Leased   60,000 Technology Products    Manufacturing

ENVIRONMENTAL MATTERS

  The Company's operations are subject to stringent Federal, state and local environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

  In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability. The Company expects that FIHC will assume substantially all of the Company's environmental liabilities in connection with a Spin-Off. See "Risk Factors-- Uncertainty and Other Tax Consequences of The Spin-Off."

  As of December 28, 1997, the consolidated total recorded liabilities of the Company for environmental matters approximated $7.5 million, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $13.0 million on an undiscounted basis.

LEGAL PROCEEDINGS

  The Workers Compensation Bureau of the State of Ohio is seeking reimbursement from the Company for up to $5.4 million for workers compensation claims which were insured under a self-insured program of the Company. The Company has contested a significant portion of this claim and believes that the ultimate disposition of this claim will not be material.

  The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, Inc., a former subsidiary of the Company ("FII"), did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business (collectively, the "Pension Reversion Case"). The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues. In connection with the Spin-Off, the Company expects that FIHC will assume all of the Company's liabilities, if any, associated with this matter. See "Risk Factors--Uncertainty and Other Tax Consequences of Spin-Off."

  The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters.

  In the opinion of management, the ultimate resolution of the legal proceedings, including those discussed above, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth information with respect to the directors and executive officers of the Company.

     NAME                AGE POSITION
Michael T. Alcox........  50 Vice President and Director
Melville R. Barlow......  68 Director
Robert D. Busey.........  55 Vice President
Mortimer M. Caplin......  81 Director
Colin M. Cohen..........  47 Senior Vice President, Chief Financial Officer, Controller and Director
Philip David............  65 Director
Robert E. Edwards.......  49 Vice President and Director
John L. Flynn...........  52 Senior Vice President
Harold J. Harris........  69 Director
Natalia Hercot..........  32 Vice President
Harold R. Johnson.......  74 Senior Vice President
Robert H. Kelley........  50 Vice President
Jeffrey P. Kenyon.......  37 Vice President
Daniel Lebard...........  58 Director
Donald E. Miller........  51 Senior Vice President, General Counsel and Secretary
David Wynne-Morgan......  66 Senior Vice President
Jacques S. Moskovic.....  61 Senior Vice President and Director
Herbert S. Richey.......  75 Director
Moshe Sanbar............  72 Director
Karen L.
 Schneckenburger........  48 Vice President
Robert A. Sharpe II.....  40 Director
Eric I. Steiner.........  36 Executive Vice President, Chief Operating Officer and Director
Jeffrey J. Steiner......  61 Chairman of the Board, Chief Executive Officer and President

  Michael T. Alcox served as Senior Vice President and the Chief Financial Officer of the Company from December 1987 through September 1996. He also served as Treasurer of the Company from September 1990 until November 1991. Mr. Alcox served as Vice President and Chief Financial Officer of RHI Holdings, Inc. and as Vice President and Chief Financial Officer of Fairchild Industries from 1990 through March 1996. Since September 30, 1996, Mr. Alcox serves as a Vice President to the Company, not employed on a full time basis. Mr. Alcox is a director of Banner. Mr. Alcox also owns and operates travel and real estate businesses. He became a director of the Company in 1988.

  Melville R. Barlow was a consultant to the Company from September 1995 through June 1996. From July 1991 through March 1994, he was President of Pilkington Aerospace, Inc., a manufacturer of aircraft transparencies. From June 1984 through March 1991, he was a Corporate Vice President of General Dynamics and General Manager of General Dynamics Electronics Division, a manufacturer of military aircraft automatic test equipment. He became a director of the Company in 1996.

  Robert D. Busey has served as Vice President of the Company since September 1992. Mr. Busey also served as Vice President of Fairchild Industries from November 1993 through March 1996. Prior to September 1992, Mr. Busey was Assistant Vice President of the Company and held other management positions with Fairchild Industries.

  Mortimer M. Caplin has been a senior member of the law firm of Caplin & Drysdale since 1964. Mr. Caplin serves as a director of Presidential Realty Corporation and Danaher Corporation. He became a director of the Company in 1990.

  Colin M. Cohen was Managing Director of Citicorp Securities, Inc. until September 1996. He served in such capacity for more than five years. Mr. Cohen became a director of the Company in September 1996, and the Company's Senior Vice President--Business Development and Finance, and Chief Financial Officer, effective October 1, 1996. He became Controller of the Company effective March 31, 1997. Pursuant to his employment agreement with the Company, Mr. Cohen is to be nominated for election as a director every fiscal year during his term of employment.

  Philip David was a consultant to the Company from January 1988 to June 1993. He was also an employee of the Company from January 1988 to December 1989. He was a Professor of Urban Development at Massachusetts Institute of Technology until June 1988. Dr. David is also a director of IRI International, Inc. He became a director of the Company in 1985.

  Robert E. Edwards has served as Chief Executive Officer and President of Special-T Fasteners, Inc., a subsidiary of the Company, since March, 1998, and as Executive Vice President of Fairchild Fasteners since March 1998. Prior to that time, he was the Chief Executive Officer and President of Edwards & Lock Management Company, doing business as Special-T Fasteners, which was recently acquired by the Company. He became a director of the Company effective March 1998.

  John L. Flynn has served as Senior Vice President, Tax, of the Company since September 1994 and Vice President, Tax, since August 1989. Mr. Flynn also served as Vice President, Tax, of Fairchild Industries from November 1986 through March 1996.

  Harold J. Harris is President of Wm. H. Harris, Inc. He is a director of Capital Properties Incorporated of Rhode Island. He became a director of the Company in 1985.

  Natalia Hercot has served as Vice President, Business Development, of the Company since November 1997. Ms. Hercot was a Director of Fairchild Industries, Inc. ("FII") from 1989 until March 1996. Since 1991, she has served in various capacities at the Company and FII, including International Coordinator and Translator. She is the daughter of Jeffrey J. Steiner.

  Harold R. Johnson, Brig. Gen., USAF (Ret.), has served as Senior Vice President, Business Development, of the Company since November 1990. General Johnson also served as Vice President of Fairchild Industries from February 1988 through March 1996.

  Robert H. Kelley has served as Vice President, Employee Benefits, of the Company since November 1993. He also served as Vice President of Fairchild Industries from November 1993 through March 1996. Prior thereto, he held other management positions with Fairchild Industries.

  Jeffrey P. Kenyon has served as Vice President of the Company since November 1996. Prior to that, he served as Vice President of Citicorp Securities, Inc., for more than five years.

  Daniel Lebard is the Chairman of the Board of Daniel Lebard Management Development SA, a consulting firm in Paris, France, which sells management services. He has served in such capacity for more than the last five years. Since 1995, he also serves as Chief Executive Officer of Groupe Sofrecid SA and Kvaerner-Clecim SA, engineering companies whose headquarters are in Paris. He became a director of the Company in 1996.

  Donald E. Miller has served as Senior Vice President and General Counsel of the Company since January 1991 and Corporate Secretary since January 1995. Mr. Miller also served as Vice President and General Counsel of Fairchild Industries from November 1991 through March 1996. Mr. Miller is General Counsel of Banner.

  David Wynne-Morgan has served as Senior Vice President of the Company, on a part time basis, responsible for Corporate Communications since September 11, 1997. He is a founding partner of WMC Communications Ltd. where he continues to serve. From 1991 to 1994, Mr. Wynne-Morgan served as President and Chief Executive Officer of Hill Knowlton for Europe, the Middle East and Africa.

  Jacques S. Moskovic has served as Senior Vice President of the Company since October 1996. He has served as President and CEO of Fairchild Technologies since September 1994, and as Chairman of Fairchild

Technologies since August 1997. Prior to that, he served as Chairman and President of Compagnie Pour Le Developpement Industriel, a French based company specializing in the production, sales and service of equipment to the electronics industry, which was acquired by the Company in 1995. Mr. Moskovic held such position for more than five years. He became a director of the Company in 1997.

  Herbert S. Richey served as President of Richey Coal Company, a coal properties-brokerage and consulting company, until December 1993. He became a director of the Company in 1977.

  Karen L. Schneckenburger has served as Vice President of the Company since September 1992 and as Treasurer of the Company since November 1991. Ms. Schneckenburger also served as Treasurer of Fairchild Industries from August 1989 through March 1996. Prior thereto, she served as Director of Finance of Fairchild Industries from 1986 through 1989.

  Moshe Sanbar has served as President of the Israel National Committee in Tel Aviv and as a member of the executive board of the International Chamber of Commerce in Paris since 1996. He served as a Senior Vice President and Financial Advisor for the Eisenberg Group of Companies (an international import-export firm) from 1996 to January 1997. From 1988 through 1995 he was Chairman of the Board of Bank Leumi (Israel) and its group, worldwide. He became a director of the Company in 1997.

  Robert A. Sharpe II has served as Executive Vice President and Chief Financial Officer of Fairchild Fasteners, a division of Fairchild Holding Corp., since July 1996, and as consultant for Fairchild Fasteners from October 1995 through July 1996. He served as Vice President, Corporate Development, of Smithfield Foods, Inc., a pork-products company, from July 1994 through July 1996. Prior to that time, Mr. Sharpe served as Senior Vice President of NationsBank Corporation and held other management positions with NationsBank. Mr. Sharpe is a director of Capital Associates, Inc. and Capital Associates International, Inc. He became a director of the Company in 1995.

  Dr. Eric I. Steiner has served as Executive Vice President and Chief Operating Officer of the Company since November 1996, and as President and Chief Executive Officer of Fairchild Fasteners, a division of Fairchild Holding Corp., since August 1995. Prior thereto, he served as Senior Vice President, Operations of the Company from May 1992 through November 1996, and as President of Camloc/RAM Products, one of the Company's operating units, from September 1993 to February 1995. He served as Vice President, Business Planning, of the Company from March 1991 until May 1992. He also served as Vice President of Fairchild Industries from May 1992 through March 1996. He has been a director of Banner since September 1992, and a Senior Vice President of Banner since May 1997. Dr. Steiner became a director of the Company in 1988. He is the son of Jeffrey J. Steiner.

  Jeffrey J. Steiner has served as the Chairman of the Board and the Chief Executive Officer of the Company since December 1985, and as President of the Company since July 1, 1991. He has served as the Chairman of the Board, Chief Executive Officer and President of Banner since September 1993. He has served as the Chairman, President and Chief Executive Officer of RHI Holdings since 1988. He served as the Vice Chairman of the Board of Rexnord Corporation from July 1992 to December 1993, and as the Chairman, President and Chief Executive Officer of Fairchild Industries from July 1991 through March 1996. Mr. Steiner is and for the past five years has been President of Cedco Holdings Ltd., a Bermuda corporation (a securities investor). He serves as a director of The Franklin Corporation and The Copley Fund. He became a director of the Company in 1985. He is the father of Dr. Eric I. Steiner and Natalia Hercot.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding ownership of the Class A Common Stock and Class B Common Stock as of March 2, 1998 by (i) each person or entity who owns of record or beneficially five percent or more of the Company's capital stock, (ii) each director and the five most highly paid executive officers of the Company, and (iii) all directors and executive officers of the Company as a group. To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Unless otherwise noted, the address of each holder of five percent or more of the Company's stock is the Company's corporate address.

                      CLASS A STOCK                    CLASS B STOCK                  CLASS A STOCK
                    BENEFICIALLY OWNED               BENEFICIALLY OWNED             BENEFICIALLY OWNED
                  BEFORE EXCHANGE OFFER            BEFORE EXCHANGE OFFER         AFTER THE EXCHANGE OFFER
                  ---------------------            ---------------------         ------------------------
                                        PERCENT                       PERCENT                            PERCENT
                   SHARES(1)            OF CLASS    SHARES(1)         OF CLASS    SHARES(1)             OF CLASS
Michael T.
 Alcox..........         29,175(2)              *            600              *          29,175(2)               *
Melville R.
 Barlow.........          8,500(2)              *            --             --            8,500(2)               *
Mortimer M.
 Caplin.........         98,000(2)              *            --             --           98,000(2)               *
Colin M. Cohen..         39,292(2)              *            --             --           39,292(2)               *
J.J. Cramer &
 Co.(14)........      1,795,800(3)            9.9%           --             --        1,795,800                8.7%
Philip David....         55,500(2)              *            --             --           55,500(2)               *
Robert E.
 Edwards........      1,057,515               5.8%                                    1,057,515                5.1%
Fairchild Master
 Retirement
 Trust(15)......      1,104,375(4)            6.1%           --             --        1,104,375(4)             5.4%
Gabell: Funds,
 Inc.(16).......      1,194,500(5)            6.6%           --             --        1,194,500(5)             5.8%
Harold J.
 Harris.........        103,900(2)(6)           *            --             --          103,900(2)(6)            *
Daniel Lebard...          8,500(2)              *            --             --            8,500(2)               *
Donald E.
 Miller.........         81,650(2)(7)           *            --             --           81,650(2)(7)            *
Jacques S.
 Moskovic.......         34,600(2)              *            --             --           34,600(2)               *
Paske
 Investments,
 Ltd.(17).......      6,102,684(4)(8)        29.0%     2,908,996(11)       97.0%      6,102,684(4)(8)         26.0%
Herbert S.
 Richey.........         44,000(2)              *            --             --           44,000(2)               *
Moshe Sanbar....            --                --             --             --              --                 --
Robert A. Sharpe
 II.............         24,450(2)              *                                        24,450(2)               *
Eric I.
 Steiner........        137,436(2)(9)           *         15,000              *         137,436(2)(9)            *
Jeffrey J.
 Steiner(18)....      6,471,834(10)          30.5%     2,938,996(12)       98.0%      6,471,834(10)           27.3%
All directors
 and executive
 officers as a
 group (23
 persons).......      8,359,057(2)(13)       38.5%     2,969,596(13)       99.0%      8,217,892(2)(13)        34.5%
                       CLASS B STOCK
                     BENEFICIALLY OWNED
                  AFTER THE EXCHANGE OFFER
                  ------------------------
                                       PERCENT
                   SHARES(1)          OF CLASS
Michael T.
 Alcox..........             600               *
Melville R.
 Barlow.........             --              --
Mortimer M.
 Caplin.........             --              --
Colin M. Cohen..             --              --
J.J. Cramer &
 Co.(14)........             --              --
Philip David....             --              --
Robert E.
 Edwards........
Fairchild Master
 Retirement
 Trust(15)......             --              --
Gabell: Funds,
 Inc.(16).......
Harold J.
 Harris.........             --              --
Daniel Lebard...             --              --
Donald E.
 Miller.........             --              --
Jacques S.
 Moskovic.......             --              --
Paske
 Investments,
 Ltd.(17).......       2,908,996(11)        97.0%
Herbert S.
 Richey.........             --              --
Moshe Sanbar....             --              --
Robert A. Sharpe
 II.............             --              --
Eric I.
 Steiner........          15,000               *
Jeffrey J.
 Steiner(18)....       2,938,996(12)        98.0%
All directors
 and executive
 officers as a
 group (23
 persons).......       2,969,596(13)        99.0%

---------------------
*Represents less than one percent.
 (1) The Class A Stock column includes shares of Class B Stock, which are immediately convertible into Class A Stock on a share-for-share basis. Options that are exercisable immediately or within sixty days after March 2, 1998 appear in the Class A Stock column. Certain warrants that may be deemed to be owned by Mr. Jeffrey J. Steiner are exercisable into shares of either Class A Stock or Class B Stock and appear in both the Class A Common Stock and Class B Common Stock columns.
 (2) Includes exercisable stock options to purchase Class A Common Stock, as follows: M. Alcox, 19,175 shares; M. Barlow, 8,500 shares; M. Caplin, 10,500 shares; C. Cohen, 38,750 shares; P. David, 33,000 shares; H. Harris, 40,500 shares; D. Lebard, 8,500 shares; D. Miller, 65,850 shares;
     J. Moskovic, 34,600 shares; H. Richey, 38,000 shares; R. Sharpe, 24,250 shares; E. Steiner, 70,550 shares; J. Steiner, 163,850 shares; Directors and Executive Officers as a group, 640,225 shares.
 (3) Based on information as of December 5, 1997, contained in a Schedule 13D dated December 5, 1997, filed with the SEC by J.J. Cramer & Co., Cramer Capital Corporation, Cramer Partners, L.P., James J. Cramer and Karen L. Cramer.
 (4) Based on information provided by the stockholder.
 (5) Based on the information as of January 30, 1998, contained in a Schedule 13D/A dated February 3, 1998, filed with the SEC on behalf of certain entities and persons affiliated with Gabelli Funds, Inc. According to the Schedule 13D/A: Gabelli Funds, Inc. has sole dispositive and voting power with respect to 525,000 shares of such Class A Common Stock; (ii) GAMCO Investors, Inc. has sole dispositive power with respect to 628,300 of such Class A Common Stock and sole voting power with respect to 590,300 shares of such Class A Stock; (iii) Gabelli International Limited has sole dispositive and voting power with respect to 41,200 such shares of Class A Common Stock. The Schedule 13D/A indicates that the aggregate number of Class A Common Stock to which the Schedule 13D relates is 1,194,500 shares or 7.01% of the total outstanding Class A Common Stock.
 (6) Includes 27,000 shares of Class A Common Stock, owned by the Wm. H. Harris, Inc. Profit-Sharing Plan.
 (7) Includes 300 shares of Class A Common Stock owned by Mr. Donald Miller as custodian for his child; Mr. Miller disclaims any beneficial interest therein.
 (8) Paske Investments, Ltd. owns no shares of record. It is the beneficial owner of shares of Class A Common Stock owned of record or beneficially by its indirect wholly owned subsidiaries, as follows: (A) Stinbes Limited (Address: c/o ATC Trustees (Cayman) Ltd., P.O. Box 30592 SMB, Piccadilly Centre, 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.), 2,956,296 shares (including (i) 47,300 shares of Class A Common Stock,
     (ii) 2,533,996 shares of Class B Common Stock convertible on a one-to-one basis to Class A Common Stock, and (iii) warrants to purchase 375,000 shares of Class A Common Stock or Class B Common Stock); and (B) Bestin Ltd. (Address: c/o ATC Trustees (BVI) Ltd., Abbot Building, 2nd Floor, P.O. Box 933, Road Town, Tortola, B.V.I.), 3,146,388 shares. Of the foregoing shares, 1,000,000 shares of Class B Common Stock and 3,146,388 of Class A Common Stock have been pledged to NationsBank N.A., to secure guarantees of loans to Mr. Jeffrey Steiner; and 100,000 shares of Class B Common Stock have been pledged to Banque de Camondo (Suisse) S.A., to secure a line of credit to Bestin Worldwide Limited. The warrants to purchase 375,000 shares of Class A Common Stock or Class B Common Stock may be exercised only within specified periods after the occurrence of certain events, as provided in the warrant certificates. Paske Investments, Ltd. is a wholly-owned subsidiary of The Friday Trust, a trust organized under the laws of Jersey, Channel Islands, of which the sole trustee is Lloyds Bank Trust Company (Channel Islands) Limited. The Friday Trust is deemed the beneficial owner of the same shares of Class A Common Stock deemed beneficially owned by Paske Investments, Ltd.
 (9) Includes 5,000 shares of Class A Common Stock owned by Dr. Eric Steiner as custodian for his children; Dr. Steiner disclaims any beneficial interest therein.
(10) Mr. Jeffrey Steiner is the settlor and a beneficiary of The Friday Trust (the sole stockholder of Paske Investments, Ltd.), and as such may be deemed to beneficially own the same shares of Class A Common Stock deemed beneficially owned by Paske Investments, Ltd., as discussed in footnote
     (8) to this table. Class A Common Stock shown in the table as owned by Mr. Jeffrey Steiner include: (i) 6,102,684 shares owned directly or beneficially by Paske Investments and subsidiaries (see footnote (8));
     (ii) 135,400 shares owned of record by Mr. Steiner; (iii) exercisable stock options to purchase 163,850 shares of Class A Common Stock (see footnote (2)); (iv) 37,500 shares of Class A Common Stock owned by Mr. Steiner as custodian for his children; (v) 30,000 shares of Class B Common Stock (convertible on a one-to-one basis to Class A Common Stock) owned by Mr. Steiner as custodian for his children; and (vi) 2,400 shares of Class A Common Stock owned by the Jeffrey Steiner Family Foundation. Mr. Steiner disclaims beneficial ownership of shares owned by the Jeffrey Steiner Family Foundation and shares owned by him as custodian for his children.
(11) Paske Investments, Ltd. owns no shares of record. It is the beneficial owner of shares of Class B Common Stock owned of record or beneficially by its indirect wholly owned subsidiaries, as follows: Stinbes Limited (Address: c/o ATC Trustees (Cayman) Ltd., P.O. Box 30592 SMB, Piccadilly Centre, 2nd Floor, Grand Cayman, Cayman Islands, B.W.I.), 2,908,996 shares (including (i) 2,533,996 shares of Class B Common Stock, and (ii) warrants to purchase 375,000 shares of Class A Common Stock or Class B Common Stock). Paske Investments, Ltd. is a wholly-owned subsidiary of The Friday Trust, a trust organized under the laws of Jersey, Channel Islands, of which the sole trustee is Lloyds Bank Trust Company (Channel Islands) Limited. The Friday Trust is deemed the beneficial owner of the same shares of Class B Common Stock deemed beneficially owned by Paske Investments, Ltd.
(12) Mr. Jeffrey Steiner is the settlor and a beneficiary of The Friday Trust (the sole stockholder of Paske Investments, Ltd.), and as such may be deemed to beneficially own the same shares of Class B Common

    Stock deemed beneficially owned by Paske Investments, Ltd., as disclosed in footnote (11) to this table. Class B Common Stock shown in the table as owned by Mr. Jeffrey Steiner include: (i) 2,908,996 shares, or warrants to purchase shares, owned directly or beneficially by Paske Investments and subsidiaries (see footnote 11); and (ii) 30,000 shares of Class B Common Stock owned by Mr. Steiner as custodian for his children. Mr. Steiner disclaims beneficial ownership of shares owned by him as custodian for his children.
(13) Includes warrants as described in footnotes above.
(14) J.J. Cramer & Co.'s address is 100 Wall Street, New York, NY 10005.
(15) Fairchild Master Retirement Trust's address is 300 West Service Road, P.O. Box 10803, Chantilly, VA 20153.
(16) Gabelli Funds, Inc.'s address is, One Corporate Center, Rye, New York
     10580.
(17) Paske Investments, Ltd.'s address is The Friday Trust, Stinbes Limited, Bestin Ltd., c/o Lloyds Bank International (Jersey) Ltd., P.O. Box 482, Commercial House, Commercial Street, St. Helier, Jersey JE4 8W2, Channel Islands, British Isles.
(18) Jeffrey J. Steiner's address is c/o The Fairchild Corporation, 110 East 59th Street, New York, NY 10022.

                    DESCRIPTION OF FAIRCHILD CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 40,000,000 shares of Class A Common Stock, par value $0.10 per share, 18,150,227 of which were issued and outstanding as of March 2, 1998, 20,000,000 shares of Class B Common Stock, par value $0.10 per share, 2,624,716 of which were issued and outstanding as of March 2, 1998, and 10,000,000 shares of Preferred Stock, par value $0.10 per share, none of which are issued and outstanding. The Class A Common Stock and the Class B Common Stock are sometimes collectively referred to herein as the "Common Stock."

PREFERRED STOCK

  The Board of Directors of the Company is authorized, subject to the limitations prescribed by law, to provide by resolutions for the issuance of the Preferred Stock in one or more series, to establish the number of shares to be included in each such series and to fix and state the voting powers, the designations, preferences and relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, applicable to the shares of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

COMMON STOCK

  The issued and outstanding shares of Common Stock are, and the shares of Class A Common Stock being offered in this Offering will be upon payment therefor, validly issued, fully paid and nonassessable. The powers, preferences and rights of holders of Class A Common Stock and Class B Common Stock, and the qualifications, limitations or restrictions thereof, are substantially identical, except as otherwise required by law or expressly provided in this section. Each holder of Class A Common Stock is entitled to one (1) vote per share and each holder of Class B Common Stock is entitled to ten (10) votes per share. Except as set forth below, all actions submitted to a vote of stockholders shall be voted on by the holders of Class A Common Stock and Class B Common Stock voting together as a single class. The holders of Class A Common Stock and Class B Common Stock shall vote separately as classes with respect to amendments to the Restated Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely and with respect to such other matters as may require class votes under Delaware Law. Notwithstanding anything in the Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of all outstanding shares of capital stock of the Company entitled to vote, voting together as a single class, shall be required to authorize additional shares of Class A Common Stock or Class B Common Stock, or upon certain proposals to issue authorized but unissued shares of Class B Common Stock. Class B Common Stock is convertible into Class A Common Stock at any time at the option of the holder or automatically if at any time the number of outstanding shares of Class B Common Stock as reflected on the stock transfer books of the Company is less than 300,000. If the Company at any time (a) declares a stock dividend upon either class of its Common Stock payable in shares of that same class of Common Stock, (b) makes any distribution upon either class of its Common Stock payable in shares of that same class of Common Stock, (c) subdivides its outstanding shares of either class of its Common Stock into a greater number of shares, or (d) subdivides its outstanding shares of either class of its Common Stock into a smaller number of shares, then and in any of such events the

Company shall make, declare or effect a similar but ratable stock dividend, distribution or subdivision on the shares of the other class of its Common Stock but payable in shares of such other class of Common Stock and only on a share for share basis. Cash dividends are payable in such relative amounts as the Board of Directors of the Company may determine; provided, however, that in no event will cash dividends payable with respect to the Class B Common Stock exceed one hundred percent (100%) of the cash dividends payable with respect to the Class A Common Stock.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

                       COMPARISON OF STOCKHOLDER RIGHTS

  Fairchild and Banner are both organized under the laws of the State of Delaware. Any differences, therefore, between the rights of Fairchild stockholders and the rights of Banner stockholders arise solely from differences between each corporation's certificate of incorporation and bylaws.

  The following summary sets forth certain material differences between the rights of Fairchild stockholders and the rights of Banner stockholders and is qualified in its entirety by reference to the Fairchild Charter, the Fairchild Bylaws and Banner's Restated Certificate of Incorporation (the "Banner Charter") and Bylaws (the "Banner Bylaws").

AUTHORIZED CAPITAL STOCK

  The authorized capital stock of Fairchild currently consists of 40,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock.

  The authorized capital stock of Banner consists of 50,000,000 shares of Common Stock, $1.00 par value per share ("Banner Common Stock"), and 10,000,000 shares of Preferred Stock ("Banner Preferred Stock"), $0.01 par value per share. As of January 31, 1998, 21,248,726 shares of Banner Common Stock were issued and outstanding.

VOTING RIGHTS

  The holders of Fairchild Class A Common Stock have one vote per share and the holders of Fairchild Class B Common Stock have ten votes per share. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Through beneficial ownership of substantially all outstanding shares of Class B Common Stock, Jeffrey J. Steiner, the Chairman of the Board, Chief Executive Officer and President of Fairchild, controls a majority of the combined voting power of both classes of Common Stock, which enables him to elect a majority of the directors of the Company and to determine the outcome of any other matter submitted to stockholders for approval (except for matters requiring approval of holders of both classes voting separately. The holders of Class A Common Stock and Class B Common Stock shall vote separately as classes with respect to amendments to the Restated Certificate of Incorporation that alter or change the powers, preferences or special rights of their respective classes of stock so as to affect them adversely and with respect to such other matters as may require class votes under Delaware Law. Likewise, the holders of Banner Common Stock have one vote per share with respect to all matters submitted to a vote of the Banner stockholders.

PREEMPTIVE RIGHTS; CUMULATIVE VOTING

  Neither the Fairchild Charter nor the Banner Charter grants any preemptive rights to security holders. Moreover, neither the Fairchild Charter nor the Banner Charter provides for cumulative voting.

ACTION BY WRITTEN CONSENT OF STOCKHOLDERS

  The Fairchild Bylaws state that stockholder action may be taken without a meeting, without prior notice and without a vote if a written consent setting forth the action to be taken is signed by the holders of outstanding stock of not less than the minimum number of votes that would be necessary to take such action at a meeting of stockholders. Similarly, the Banner Bylaws state that stockholder action may be taken without a meeting, without prior notice and without a vote if a written consent setting forth the action to be taken is signed by the holders of outstanding stock of not less than the minimum number of votes that would be necessary to take such action at a meeting of stockholders.

SPECIAL MEETINGS OF STOCKHOLDERS

  The Fairchild Bylaws state that a special meeting of the stockholders may be called by the Chairman or president of the Fairchild Board, a majority of the Fairchild Board at the written request of the Chairman, president or secretary, or at the request in writing by Fairchild stockholders representing a majority of the votes entitled to be cast at such meeting. The Banner Bylaws state that a special meeting of the stockholders may be called by the Chairman of the Board, the Vice Chairman of the Board, the president or the secretary upon the written request of a majority of the board of directors, or at the written request of stockholders representing a majority of the vote entitled to be cast at such meeting.

QUORUM AND VOTING REQUIREMENTS FOR STOCKHOLDER MEETINGS

  The Fairchild Bylaws state that a majority of the issued and outstanding stock of Fairchild entitled to vote at a meeting shall constitute a quorum for the transaction of business at such meeting. Where, under the Fairchild Bylaws, a quorum is present, the affirmative vote of a majority of shares entitled to vote at the meeting on the subject matter is required to take action, in all matters other than the election of directors, who shall be elected by a plurality of shares entitled to vote at the meeting on the election of directors.

  The Banner Bylaws provide that, except as otherwise provided by law, a majority of the issued and outstanding stock of Banner entitled to vote at a meeting shall constitute a quorum for the transaction of business at such meeting. The Banner Bylaws provide that when a quorum is present, the affirmative vote of a majority of the shares entitled to vote at the meeting on the subject matter is required to take action, in all matters other than the election of directors, who shall be elected by a plurality of shares entitled to vote at the meeting on the election of directors.

STOCKHOLDER PROPOSALS

  The Fairchild Bylaws contain no advance notice requirements relating to stockholder proposals for business to be conducted at a stockholders' meeting, except that stockholder nominations for directors must be submitted to the Fairchild Board not less than 10 nor more than 60 days prior to any such meeting called for the election of directors. The Banner Bylaws provide that any business that expressly requires the vote of Banner stockholders must be stated in the notice of the stockholders' meeting at which the business is proposed to be conducted.

BOARD OF DIRECTORS

  The Fairchild Board currently consists of 14 directors who serve for three-year terms. The number of directors on the Fairchild Board is subject to change by action of the Fairchild Board or stockholders, but cannot be less than three (3) nor more than fifteen (15). Banner Board consists of 9 directors who serve for three-year terms. The number of directors on the Banner Board is subject to change by action of the Banner Board but cannot be less than three (3) nor more than fifteen (15).

VACANCIES AND NEWLY CREATED DIRECTORSHIPS

  Under the Fairchild Bylaws, any vacancy or newly-created directorship may be filled by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

  Under the Banner Bylaws, any vacancy or newly-created directorship on the Banner Board shall be filled by the affirmative vote of a majority of the remaining directors, then in office, although less than a quorum, or by a sole remaining director.

LIMITATION ON DIRECTOR'S LIABILITY

  The Fairchild Charter provides that a director shall not be liable for monetary damages for breach of a fiduciary duty to the fullest extent permitted by the DGCL. The Banner Charter provides that a director has no liability for breach of a fiduciary duty, except for liability as provided by the DGCL (i) for any breach of the duty of loyalty, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful dividend payments and unlawful stock purchases and redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

REMOVAL OF DIRECTORS

  Neither the Fairchild Charter nor the Fairchild Bylaws contain provisions relating to the removal of directors. Neither the Fairchild Charter nor the Banner Bylaws contain provisions relating to the removal of directors. Therefore, under the DGCL, a director of a corporation may be removed only for cause.

INDEMNIFICATION

  The Fairchild Bylaws provide that Fairchild shall to the fullest extent permitted by Delaware law indemnify its directors and executive officers who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, and Fairchild maintains policies of directors' and officers' liability insurance for this purpose. The Banner Bylaws shall to the fullest extent permitted by Delaware law indemnify its directors and executive officers who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, and Banner maintains policies of directors' and officers' liability insurance for this purpose. Banner also has written indemnification agreements with certain of its officers and directors.

AMENDMENTS TO CHARTER AND BYLAWS

  Neither the Fairchild Charter nor the Banner Charter specifies the approvals necessary to amend the Fairchild Charter and the Banner Charter, respectively. Therefore, under the DGCL, any amendment to the Fairchild Charter or the Banner Charter must be approved by a majority of the outstanding shares of Fairchild Common Stock or Banner Common Stock, respectively. Any alteration, amendment or repeal of the Fairchild Bylaws or the Banner Bylaws must be approved by the affirmative vote of a majority of the Fairchild or Banner stockholders, as the case may be, or the Fairchild or Banner Board, as the case may be, or by unanimous written consent of the Fairchild or Banner Board, as the case may be.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of certain federal income tax consequences of the Exchange Offer. This summary may not apply to certain classes of persons, including, without limitation, foreign persons, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired Shares pursuant to the exercise of employee stock options or rights or otherwise as compensation and persons who hold Shares as part of a straddle or conversion transaction. This summary is based upon laws, regulations rulings and decisions, all of which are subject to change (possibly with retroactive effect), and no ruling has been or will be requested from the Internal Revenue Service (the "Service") on the tax consequences of the Exchange Offer.

  An exchange of Banner Shares for Fairchild Class A Common Stock pursuant to the Exchange Offer will be treated for federal income tax purposes as an exchange pursuant to Section 368(a)(i)(B) of the Code and:

    (i) no gain or loss will be recognized by Fairchild or Banner as a result of the Exchange Offer;

    (ii) no gain or loss will be recognized by a holder of Banner Shares upon the exchange in the Exchange Offer of such Banner Shares solely for Fairchild Class A Common Stock, except with respect to the receipt of cash in lieu of fractional shares of Fairchild Class A Common Stock;

    (iii) the aggregate adjusted tax basis of shares of Fairchild Class A Common Stock received in the Exchange Offer by a holder of Banner Shares (including fractional shares of Fairchild Class A Common Stock deemed received and redeemed as described below) will be the same as the aggregate adjusted tax basis of the Banner Shares exchanged therefor;

    (iv) the holding period of shares of Fairchild Class A Common Stock received in the Exchange Offer by a holder of Banner Shares (including fractional shares of Fairchild Class A Common Stock deemed received and redeemed as described below) will include the holding period of the Banner Shares exchanged therefor, provided such Shares were held as capital assets; and

    (v) a holder of Banner Shares who receives cash in lieu of fractional shares of Fairchild Class A Common Stock will be treated as having received such fractional shares and then as having received such cash in redemption of such fractional shares. Under Section 302 of the Code, provided such fractional shares would have constituted a capital asset in the hands of such holder and provided such deemed redemption is "substantially disproportionate" with respect to such holder or is "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the holder will generally recognize capital gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in such fractional shares. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the fractional shares is more than one year.

  The positions stated above are those of the Company's tax advisors. Unlike a ruling from the Service, the opinion of the Company's tax advisors is not binding on the Service, and there can be no assurance that the Service will not take a position contrary to one or more positions reflected herein or that the positions reflected herein will be upheld if challenged by the Service.

  This summary does not address state, local or foreign tax consequences of the Exchange Offer. Consequently, each holder should consult such holder's own tax advisor as to the specific tax consequences of the Exchange Offer to such holder.

EFFECT OF OFFER ON MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

  The exchange of Banner Shares pursuant to the Exchange Offer will reduce the number of holders of Banner Shares and the number of Banner Shares that might otherwise trade publicly, and, depending upon the umber of Shares so purchased, could adversely affect the liquidity and market value of the remaining Shares held by the public.

  The Banner Shares are listed and traded on the NYSE. Depending upon the number of Banner Shares acquired pursuant to the Exchange Offer, following consummation of the Exchange Offer, the Banner Shares may no longer meet the requirements of the NYSE for continued listing. For example, published guidelines of the NYSE indicate that the NYSE would consider delisting the outstanding Shares if, among other things, (i) the number of publicly held Shares (exclusive of holdings of officers, directors, and members of their immediate families and other concentrated holdings of 10 percent or more) should fall below 600,000, (ii) the number of record holders of 100 or more Shares should fall below 1,200 or (iii) the aggregate market value of publicly held Shares should fall below $5 million.

  According to publicly available information, there were, as of January 31, 1998 21,248,726 Banner Shares outstanding and approximately 1,200 beneficial holders of record of Shares.

  If the NYSE were to delist the Shares, the market therefor could be adversely affected. It is possible that the Banner Shares would be traded on other securities exchanges or in the over-the-counter market, and that price quotations would be reported by such exchanges, or through the National Association of Securities Dealer, Inc., Automated Quotations System ("Nasdaq") or by other sources. The extent of the public market for the Banner Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of Banner Shares under the Exchange Act, as described below, and other factors.

  The Banner Shares are presently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Banner Shares. Depending on factors similar to those described above with respect to listing and market quotations, following consummation of the Exchange Offer the Shares may no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

  The Banner Shares are currently registered under the Exchange Act. Such registration may be terminated by Fairchild upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Banner Shares. Termination of registration of the Banner Shares under the Exchange Act would reduce the information required to be furnished by Banner to its shareholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a) and the related requirements of furnishing an annual report to shareholders, no longer applicable with respect to the Shares. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities."

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The consolidated financial statements of the Company at June 30, 1997 and for each of the three years in the period ended June 30, 1997 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                           THE FAIRCHILD CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
CONSOLIDATED ANNUAL FINANCIAL STATEMENTS:
Report of Independent Public Accountants.................................  F-1
Consolidated Balance Sheets..............................................  F-4
Consolidated Statements of Earnings......................................  F-6
Consolidated Statements of Stockholders' Equity..........................  F-7
Consolidated Statements of Cash Flows....................................  F-8
Notes to Consolidated Financial Statements...............................  F-9
CONSOLIDATED INTERIM FINANCIAL STATEMENTS:
Consolidated Balance Sheets at June 30, 1997 and September 28, 1997...... F-38
Consolidated Statements of Earnings for the three months ended September
 29, 1996 and September 28, 1997......................................... F-40
Consolidated Statements of Cash Flows for the three months ended
 September 29, 1996 and September 28, 1997............................... F-41
Notes to Consolidated Interim Financial Statements....................... F-42
Schedule I............................................................... F-48
Schedule II.............................................................. F-52

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Fairchild Corporation:

  We have audited the accompanying consolidated balance sheets of The Fairchild Corporation (a Delaware corporation) and subsidiaries as of June 30, 1996 and 1997, and the related consolidated statements of earnings, stockholders' equity and cash flows for the years ended June 30, 1995, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fairchild Corporation and subsidiaries as of June 30, 1996 and 1997, and the results of their operations and their cash flows for the years ended June 30, 1995, 1996 and 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Washington, D.C.
September 5, 1997

(except with respect to the matters discussed in Note 24, as to which the date is February 28, 1998)

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Fairchild Corporation:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of The Fairchild Corporation and subsidiaries included in this Registration Statement on Form S-4 and have issued our report thereon dated September 5, 1997 (except with the matters discussed in Note 24 to those financial statements, as to which the date is February 28, 1998). Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on page F-48 through F-52 are the responsibility of the Company's management and are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          Arthur Andersen LLP

Washington, D.C.
September 5, 1997

(except with the matters discussed in Note 24, as to which the date is February 28, 1998)

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                           JUNE 30,  JUNE 30,
                                                             1996      1997
                          ASSETS
Current Assets:
Cash and cash equivalents (of which $8,224 and $4,839 is
 restricted).............................................. $ 39,649 $   19,420
Short-term investments....................................   10,498     25,647
Accounts receivable-trade, less allowances of $5,449 and
 $6,905...................................................   89,164    151,361
Notes Receivable..........................................  170,384        --
Inventories:
  Finished goods..........................................  234,395    292,441
  Work-in-process.........................................   12,909     20,357
  Raw materials...........................................   13,989     10,567
                                                           -------- ----------
                                                            261,293    323,365
Net current assets of discontinued operations.............    2,179     17,884
Prepaid expenses and other current assets.................   20,283     34,490
                                                           -------- ----------
    Total Current Assets..................................  593,450    572,167
Property, plant and equipment, net of accumulated
 depreciation of $78,593 and $131,646.....................   86,645    121,918
Net assets held for sale..................................   45,405     26,147
Net noncurrent assets of discontinued operations..........    4,622     14,495
Cost in excess of net assets acquired (Goodwill), less
 accumulated amortization of $31,885 and $36,627..........  139,504    154,129
Investments and advances, affiliated companies............   53,018     55,678
Prepaid pension assets....................................   57,660     59,742
Deferred loan costs.......................................    7,825      9,252
Long-term investments.....................................      585      4,120
Notes receivable and other assets.........................    4,684     35,018
                                                           -------- ----------
    Total Assets.......................................... $993,398 $1,052,666
                                                           ======== ==========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                          JUNE 30,   JUNE 30,
                                                            1996       1997
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank notes payable and current maturities of long-term
 debt.................................................... $ 83,517  $   47,322
Accounts payable.........................................   59,894      75,522
Accrued liabilities:
  Salaries, wages and commissions........................   15,407      17,138
  Employee benefit plan costs............................    6,342       1,764
  Insurance..............................................   15,863      15,021
  Interest...............................................   10,732      11,213
  Other accrued liabilities..............................   24,179      52,182
                                                          --------  ----------
                                                            72,523      97,318
Income taxes.............................................   24,635       5,863
                                                          --------  ----------
Total Current Liabilities................................  240,569     226,025
Long-term debt, less current maturities..................  368,589     416,922
Other long-term liabilities..............................   18,605      23,622
Retiree health care liabilities..........................   44,412      43,351
Noncurrent income taxes..................................   31,737      42,013
Minority interest in subsidiaries........................   58,625      68,309
                                                          --------  ----------
Total Liabilities........................................  762,537     820,242
Stockholders' Equity:
  Class A common stock, 10 cents par value; authorized
   40,000,000 shares, 20,233,879 (19,997,756 in 1996)
   shares issued and 13,992,283 (13,756,160 in 1996)
   shares outstanding....................................    2,000       2,023
  Class B common stock, 10 cents par value; authorized
   20,000,000 shares, 2,632,516 (2,633,704 in 1996)
   shares issued and outstanding.........................      263         263
Paid-in capital..........................................   69,366      71,015
Retained earnings........................................  208,618     209,949
Cumulative translation adjustment........................    2,453         939
Net unrealized holding loss on available-for-sale
 securities..............................................     (120)        (46)
Treasury Stock, at cost, 6,241,596 shares of Class A
 common stock............................................  (51,719)    (51,719)
                                                          --------  ----------
Total Stockholders' Equity...............................  230,861     232,424
                                                          --------  ----------
Total Liabilities and Stockholders' Equity............... $993,398  $1,052,666
                                                          ========  ==========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               FOR THE YEARS ENDED JUNE 30,
                                               -------------------------------
                                                 1995       1996       1997
Revenue:
  Net sales..................................  $ 220,351  $ 349,236  $ 680,763
  Other income (expense), net................        942        300         28
                                               ---------  ---------  ---------
                                                 221,293    349,536    680,791
Costs and expenses:
  Cost of goods sold.........................    193,860    275,135    499,419
  Selling, general & administrative..........     52,975     79,295    142,959
  Research and development...................        974         94        100
  Amortization of goodwill...................      3,817      3,979      4,814
  Restructuring..............................        --       2,319        --
                                               ---------  ---------  ---------
                                                 251,626    360,822    647,292
Operating income (loss)......................    (30,333)   (11,286)    33,499
Interest expense.............................     67,462     64,521     52,376
Interest income..............................     (3,349)    (8,062)    (4,695)
                                               ---------  ---------  ---------
Net interest expense.........................     64,113     56,459     47,681
Investment income, net.......................      5,705      4,575      6,651
Equity in earnings of affiliates.............      1,607      4,821      4,598
Minority interest............................     (2,293)    (1,952)    (3,514)
Non-recurring income (loss)..................        --      (1,724)     2,528
                                               ---------  ---------  ---------
Loss from continuing operations before
 taxes.......................................    (89,427)   (62,025)    (3,919)
Income tax benefit...........................     33,147     29,839      5,735
                                               ---------  ---------  ---------
Earnings (loss) from continuing operations...    (56,280)   (32,186)     1,816
Earnings (loss) from discontinued operations,
 net.........................................     22,360     15,612       (485)
Gain (loss) on disposal of discontinued
 operations, net.............................       (259)   216,716        --
Extraordinary items, net.....................        355    (10,436)       --
                                               ---------  ---------  ---------
Net earnings (loss)..........................  $ (33,824) $ 189,706  $   1,331
                                               =========  =========  =========
Basic and Diluted Earnings Per Share (see
 Note 24):
Earnings (loss) from continuing operations...  $   (3.49) $   (1.98) $    0.11
Earnings (loss) from discontinued operations,
 net.........................................       1.39       0.96      (0.03)
Gain (loss) on disposal of discontinued
 operations, net.............................      (0.02)     13.37        --
Extraordinary items, net.....................       0.02      (0.64)       --
                                               ---------  ---------  ---------
Net earnings (loss)..........................  $   (2.10) $   11.71  $    0.08
                                               =========  =========  =========
Weighted average shares outstanding..........     16,103     16,206     16,539
                                               =========  =========  =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                          CLASS A CLASS B                    CUMULATIVE
                          COMMON  COMMON  PAID-IN  RETAINED  TRANSLATION TREASURY
                           STOCK   STOCK  CAPITAL  EARNINGS  ADJUSTMENT   STOCK     OTHER    TOTAL
Balance, July 1, 1994...  $1,965   $270   $66,775  $ 52,736    $  872    $(51,719) $(1,405) $ 69,494
Net loss................     --     --        --    (33,824)      --          --       --    (33,824)
Cumulative translation
 adjustment, net........     --     --        --        --      2,187         --       --      2,187
Gain on purchase of
 preferred stock of
 subsidiary.............     --     --        236       --        --          --       --        236
Reduction of minimum
 liability for
 pensions...............     --     --        --        --        --          --     1,405     1,405
Net unrealized holding
 loss on available-for-
 sale securities........     --     --        --        --        --          --      (120)     (120)
                          ------   ----   -------  --------    ------    --------  -------  --------
Balance, June 30, 1995..   1,965    270    67,011    18,912     3,059     (51,719)    (120)   39,378
Net earnings............     --     --        --    189,706       --          --       --    189,706
Cumulative translation
 adjustment.............     --     --        --        --       (606)        --       --       (606)
Fair market value of
 stock warrants issued..     --     --      1,148       --        --          --       --      1,148
Proceeds received from
 stock options
 exercised..............      28    --      1,481       --        --          --       --      1,509
Exchange of Class B for
 Class A common stock...       7     (7)      --        --        --          --       --        --
Gain realized on
 retirement of preferred
 stock of subsidiary....     --     --       (274)      --        --          --       --       (274)
                          ------   ----   -------  --------    ------    --------  -------  --------
Balance, June 30, 1996..   2,000    263    69,366   208,618     2,453     (51,719)    (120)  230,861
Net earnings............     --     --        --      1,331       --          --       --      1,331
Cumulative translation
 adjustment.............     --     --        --        --     (1,514)        --       --     (1,514)
Fair market value of
 stock warrants issued..     --     --        546       --        --          --       --        546
Proceeds received from
 options exercised......      23    --      1,103       --        --          --       --      1,126
Net unrealized holding
 gain on available-for-
 sale securities........     --     --        --        --        --          --        74        74
                          ------   ----   -------  --------    ------    --------  -------  --------
Balance, June 30, 1997..  $2,023   $263   $71,015  $209,949    $  939    $(51,719) $   (46) $232,424
                          ======   ====   =======  ========    ======    ========  =======  ========


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                FOR THE TWELVE MONTHS ENDED
                                                ------------------------------
                                                  1995      1996       1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss).......................... $(33,824) $ 189,706  $   1,331
  Depreciation and amortization................   20,503     21,045     24,307
  Accretion of discount on long-term
   liabilities.................................    4,773      4,686      4,963
  Net gain on the merger of subsidiaries.......      --    (162,703)       --
  Net gain on the sale of discontinued
   operations..................................      --     (53,942)       --
  Extraordinary items, net of cash payments....      --       4,501        --
  Provision for restructuring (excluding cash
   payments of $777 in 1996)...................      --       1,542        --
  (Gain) loss on sale of property, plant, and
   equipment...................................      649         (9)       (72)
  Undistributed earnings of affiliates, net....     (500)    (3,857)    (1,055)
  Minority interest............................    2,293      1,952      3,514
  Change in trading securities.................    1,879     (5,346)    (5,733)
  Change in receivables........................   (3,909)    (5,566)   (48,693)
  Change in inventories........................    1,063    (16,088)   (36,868)
  Change in other current assets...............   (3,256)    (2,989)   (14,088)
  Change in other non-current assets...........    4,590      3,609    (16,565)
  Change in accounts payable, accrued
   liabilities and other long-term liabilites..  (25,184)   (37,477)     6,102
  Non-cash charges and working capital changes
   of discontiued operations...................    5,883     11,985    (17,201)
                                                --------  ---------  ---------
  Net cash used for operating activities.......  (25,040)   (48,951)  (100,058)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds received from (used for) investment
   securities, net.............................   12,281        265    (12,951)
  Purchase of property, plant and equipment....   (5,383)    (5,680)   (15,014)
  Proceeds from sale of plant, property and
   equipment...................................      126         98        213
  Equity investment in affiliates..............   (1,051)    (2,361)    (1,749)
  Minority interest in subsidiaries............      --      (2,817)    (1,610)
  Acquisition of subsidiaries, net of cash
   acquired....................................     (511)       --     (55,916)
  Net proceeds received from the sale of
   discontinued operations.....................      --      71,559    173,719
  Changes in net assets held for sale..........    1,441      5,894        385
  Investing activities of discontinued
   operations..................................  (26,059)    (9,418)    (7,102)
                                                --------  ---------  ---------
  Net cash provided by (used for) investing
   activities..................................  (19,156)    57,540     79,975
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of debt...............   71,339    156,501    154,294
  Debt repayments and repurchase of debentures,
   net.........................................  (55,311)  (195,420)  (155,600)
  Issuance of Class A common stock.............      --       1,509      1,126
  Financing activities of discontinued
   operations..................................   (3,683)    (2,227)    (1,275)
                                                --------  ---------  ---------
  Net cash provided by (used for) financing
   activities..................................   12,345    (39,637)    (1,455)
  Effect of exchange rate changes on cash......      665       (485)     1,309
  Net decrease in cash and cash equivalents....  (31,186)   (31,533)   (20,229)
  Cash and cash equivalents, beginning of the
   year........................................  102,368     71,182     39,649
                                                --------  ---------  ---------
  Cash and cash equivalents, end of the year... $ 71,182  $  39,649  $  19,420
                                                ========  =========  =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Corporate Structure: The Fairchild Corporation (the "Company") was incorporated in October 1969, under the laws of the State of Delaware. RHI Holdings, Inc. ("RHI") is a direct subsidiary of the Company. RHI is the owner of 100% of Fairchild Holding Corp. ("FHC") and the majority owner of Banner Aerospace, Inc., ("Banner"). The Company's principal operations are conducted through FHC and Banner. The Company also holds significant equity interests in Shared Technologies Fairchild Inc. ("STFI") and Nacanco Paketleme ("Nacanco"). The Company's investment in STFI resulted from a March 13, 1996 Merger of the Communications Services Segment of the Company with Shared Technologies, Inc. (See Note 3). The proposed sale of STFI to Intermedia Communications Inc., as discussed in Note 24, completes the disposition of the Communications Services Segment. In February 1998, the Company adopted a formal plan to sell its interest in Fairchild Technologies segment. Accordingly, the Company's financial statements have been restated to present the results of the Communications Services Segment, STFI and Fairchild Technologies as discontinued operations.

  Fiscal Year: The fiscal year ("Fiscal") of the Company ends June 30. All references herein to "1995", "1996", and "1997" mean the fiscal years ended June 30, 1995, 1996 and 1997, respectively.

  Consolidation Policy: The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which ownership interest range from 20 to 50 percent are accounted for using the equity method (see Note 9).

  Earnings Per Share: See Note 24.

  Cash Equivalents/Statements of Cash Flows: For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with original maturity dates of three months or less as cash equivalents. Total net cash disbursements (receipts) made by the Company for income taxes and interest were as follows:

                                                        1995     1996    1997
      Interest........................................ $66,004  $66,716 $48,567
      Income Taxes....................................  (3,056)   9,279  (1,926)

  Restricted Cash: On June 30, 1996 and 1997, the Company had restricted cash of $8,224 and $4,839, respectively, all of which is maintained as collateral for certain debt facilities. Cash investments are in short-term certificates of deposit.

  Investments: Management determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments in equity securities and limited partnerships that do not have readily determinable fair values are stated at cost and are categorized as other investments. Realized gains and losses are determined using the specific identification method based on the trade date of a transaction. Interest on corporate obligations, as well as dividends on preferred stock, are accrued at the balance sheet date.

  Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out ("LIFO") method at principal domestic aerospace manufacturing operations and using the first-in, first-out ("FIFO") method elsewhere. If the FIFO inventory valuation method had been used exclusively, inventories

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES would have been approximately $4,756 and $4,868 higher at June 30, 1996 and 1997, respectively. Inventories from continuing operations are valued as follows:

                                                              JUNE 30, JUNE 30,
                                                                1996     1997
                                                              -------- --------
   First-in, first-out (FIFO)................................ $229,950 $293,469
   Last-in, Last-out (LIFO)..................................   31,343   29,896
                                                              -------- --------
   Total inventories......................................... $261,293 $323,365
                                                              ======== ========

  Properties and Depreciation: The cost of property, plant and equipment is depreciated over estimated useful lives of the related assets. The cost of leasehold improvements is depreciated over the lesser of the length of the related leases or the estimated useful lives of the assets. Depreciation is computed using the straight-line method for financial reporting purposes and using accelerated depreciation methods for Federal income tax purposes. No interest costs were capitalized in any of the years presented. Property, plant and equipment consisted of the following:

                                                            JUNE 30,  JUNE 30,
                                                              1996      1997
                                                            --------  ---------
   Land.................................................... $ 10,408  $  13,438
   Building and improvements...............................   40,597     54,907
   Machinery and equipment.................................   93,495    152,430
   Transportation Vehicles.................................      737        864
   Furniture and fixtures..................................   17,672     25,401
   Construction in progress................................    2,329      6,524
                                                            --------  ---------
   Property, plant and equipment at cost...................  165,238    253,564
   Less: Accumulated depreciation..........................  (78,593)  (131,646)
                                                            --------  ---------
   Net property, plant and equipment....................... $ 86,645  $ 121,918
                                                            ========  =========

  Amortization of Goodwill: Goodwill, which represents the excess of the cost of purchased businesses over the fair value of their net assets at dates of acquisition, is being amortized on a straight-line basis over 40 years.

  Deferred Loan Costs: Deferred loan costs associated with various debt issues are being amortized over the terms of the related debt, based on the amount of outstanding debt, using the effective interest method. Amortization expense for these loan costs for 1995, 1996 and 1997 was $3,794, $3,827, and $2,847,
respectively.

  Impairment of Long-Lived Assets: In Fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company reviews its long-lived assets, including property, plant and equipment, identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. Impairment is measured based on the difference between the carrying amount of the assets and fair value. The implementation of SFAS 121 did not have a material effect on the Company's consolidated results of operations.

  Foreign Currency Translation: For foreign subsidiaries whose functional currency is the local foreign currency, balance sheet accounts are translated at exchange rates in effect at the end of the period and income

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES statement accounts are translated at average exchange rates for the period. The resulting translation gains and losses are included as a separate component of stockholders' equity. Foreign transaction gains and losses are included in other income and were insignificant in Fiscal 1995, 1996 and 1997.

  Research and Development: Company-sponsored research and development expenditures are expensed as incurred.

  Capitalization of interest and taxes: The Company capitalizes interest expense and property taxes relating to property being developed.

  Nonrecurring Income: Nonrecurring income in 1997 resulted from the $2,528 gain recorded from the sale of Fairchild Scandinavian Bellyloading Company ("SBC"), (See Note 2). Nonrecurring expense in 1996 resulted from expenses incurred in 1996 in connection with other, alternative transactions considered but not consummated.

  Stock-Based Compensation: In Fiscal 1997, the Company implemented Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". SFAS 123 establishes financial accounting standards for stock-based employee compensation plans and for transactions in which an entity issues equity instruments to acquire goods or services from non-employees. As permitted by SFAS 123, the Company will continue to use the intrinsic value based method of accounting prescribed by APB Opinion No. 25, for its stock-based employee compensation plans. Fair market disclosures required by SFAS 123 are included in Note 15.

  Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications: Certain amounts in prior years' financial statements have been reclassified to conform to the 1997 presentation.

  Recently Issued Accounting Pronouncements: In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1 ("SOP 96-1") "Environmental Remediation Liabilities". SOP 96-1 provides authoritative guidance on specific accounting issues related to the recognition, measurement, and the display and disclosure of environmental remediation liabilities. The Company is required to implement SOP 96-1 in Fiscal 1998. The Company's present policy is similar to the policy prescribed by SOP 96-1; therefore there will be no effect from implementation.

  In February 1997, the Financial Accounting Standards Board ("FASB") issued two pronouncements, Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings Per Share", and Statement of Financial Accounting Standards No. 129 ("SFAS 129") "Disclosure of Information about Capital Structure". SFAS 128 establishes accounting standards for computing and presenting earnings per share ("EPS"). SFAS 128 is effective for periods ending after December 15, 1997, including interim periods (see Note 24). Results from the calculation of simple and diluted earnings per share, as prescribed by SFAS 128, would not differ materially from the calculations for primary and fully diluted earnings per share for the years ending June 30, 1997, 1996 and 1995. SFAS 129 establishes standards for disclosure of information about the Company's capital structure and becomes effective for periods ending after December 15, 1997.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  In June 1997, FASB issued two pronouncements, Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income", and Statement of Financial Accounting Standards No. 131 ("SFAS 131") "Disclosures about Segments of an Enterprise and Related Information". SFAS 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. SFAS 131 supersedes Statement of Financial Accounting Standards No. 14 "Financial Reporting for Segments of a Business Enterprise" and requires that a public company report certain information about its operating segments in annual and interim financial reports. The Company will adopt SFAS 130 and SFAS 131 in Fiscal 1998.

2. ACQUISITIONS

  The Company's acquisitions described in this section have been accounted for using the purchase method. The purchase prices assigned to the net assets acquired were based on the fair value of such assets and liabilities at the respective acquisition dates.

  In January 1997, Banner, through its subsidiary, Dallas Aerospace, Inc., acquired PB Herndon Company ("PB Herndon") in a business combination accounted for as a purchase. PB Herndon is a distributor of specialty fastener lines and similar aerospace related components. The total cost of the acquisition was $16,000, which exceeded the fair value of the net assets of PB Herndon by approximately $3,451. The excess is being amortized using the straight-line method over 40 years. The Company purchased PB Herndon with available cash.

  In February 1997, the Company completed a transaction (the "Simmonds Acquisition") pursuant to which the Company acquired common shares and convertible debt representing an 84.2% interest, on a fully diluted basis, of Simmonds S.A. ("Simmonds"). The Company initiated a tender offer to purchase the remaining shares and convertible debt held by the public. By Fiscal year-end, the Company had purchased, or placed sufficient cash in escrow to purchase, all the remaining shares and convertible debt of Simmonds. The total purchase price of Simmonds, including the assumption of debt, was approximately $62,000, which the Company funded with available cash. The Company recorded approximately $13,000 in goodwill as a result of this acquisition. Simmonds is one of Europe's leading manufacturers and distributors of aerospace and automotive fasteners.

  In September 1994, the Company acquired all of the outstanding common stock of Fairchild Scandinavian Bellyloading Company AB ("SBC") for the assumption of a minimal amount of debt. SBC is a designer and manufacturer of a patented cargo loading system, which is installed in the cargo area of commercial aircraft. On June 30, 1997, the Company sold all the patents of SBC to Teleflex Incorporated ("Teleflex") for $5,000, and immediately thereafter sold all the stock of SBC to a wholly owned subsidiary of Teleflex for $2,000. The Company may also receive an additional amount of up to $7,000 based on future net sales of SBC's patented products and services. In Fiscal 1997, the Company recorded a $2,528 nonrecurring gain as a result of these transactions.

  On November 28, 1994, the Company's former Communications Services segment completed the acquisition of substantially all of the telecommunications assets of JWP Telecom, Inc. ("JWP") for approximately $11,000, plus the assumption of approximately $3,000 of liabilities. JWP is a telecommunications system integrator, specializing in the distribution, installation and maintenance of voice and data communications equipment.

  Pro forma information is not required for these acquisitions.

3. MERGER AGREEMENT

  The Company, RHI and Fairchild Industries, Inc. ("FII"), RHI's subsidiary, entered into an Agreement and Plan of Merger dated as of November 9, 1995 (as amended, the "Merger Agreement") with Shared Technologies

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

Inc. ("STI"). On March 13, 1996, in accordance with the Merger Agreement, STI succeeded to the telecommunications systems and services business operated by the Company's Fairchild Communications Services Company ("FCSC").

  The transaction was effected by a Merger of FII with and into STI (the "Merger") with the surviving company renamed STFI. Prior to the Merger, FII transferred all of its assets to, and all of its liabilities were assumed by FHC, except for the assets and liabilities of FCSC, and $223,500 of the FII's existing debt and preferred stock. As a result of the Merger, the Company received shares of Common Stock and Preferred Stock of STFI representing approximately a 41% ownership interest in STFI.

  The Merger was structured as a reorganization under section 386(a)(1)(A) of the Internal Revenue Code of 1986, as amended. In 1996, the Company recorded a $163,130 gain from this transaction. Subsequent to year-end the Company entered into an agreement to sell its investment in STFI. See Note 24 for further discussion.

4. MAJORITY INTEREST BUSINESS COMBINATION

  Effective February 25, 1996, the Company completed a transfer of the Company's Harco Division ("Harco") to Banner in exchange for 5,386,477 shares of Banner common stock. The exchange increased the Company's ownership of Banner common stock from approximately 47.2% to 59.3%, resulting in the Company becoming the majority shareholder of Banner. Accordingly, the Company has consolidated the results of Banner since February 25, 1996. The Company recorded a $427 nonrecurring loss from outside expenses incurred for this transaction in 1996. Banner is a leading international supplier to the aerospace industry as a distributor, providing a wide range of aircraft parts and related support services. Harco is a distributor of precision fasteners to the aerospace industry.

  In May 1997, Banner granted all of its stockholders certain rights to purchase Series A Convertible Paid-in-Kind Preferred Stock. In June 1997, Banner received net proceeds of $33,876 and issued 3,710,955 shares of preferred stock. The Company purchased $28,390 of the preferred stock issued by Banner, increasing its voting percentage to 64.0%.

  In connection with the Company's December 23, 1993 sale of its interest in Rexnord Corporation to BTR Dunlop Holdings, Inc. ("BTR"), the Company placed shares of Banner, with a fair market value of $5,000, in escrow to secure the Company's remaining indemnification of BTR against a contingent liability. Once the contingent liability is resolved, the escrow will be released.

5. DISCONTINUED OPERATIONS AND NET ASSETS HELD FOR SALE

  On February 22, 1996, pursuant to an Asset Purchase Agreement dated January 26, 1996, the Company, through one of its subsidiaries, completed the sale of certain assets, liabilities and the business of the D-M-E Company ("DME") to Cincinnati Milacron Inc. ("CMI"), for a sales price of approximately $244,331, as adjusted. The sales price consisted of $74,000 in cash, and two 8% promissory notes in the aggregate principal amount of $170,331 (together, the "8% CMI Notes"). On July 29, 1996, CMI paid in full the 8% CMI Notes.

  As a result of the sale of DME in 1996, the Company recorded a gain on disposal of discontinued operations of approximately $54,012, net of a $61,929 tax provision.

  On January 27, 1996, FII completed the sale of Fairchild Data Corporation ("Data") to SSE Telecom, Inc. ("SSE") for book value of approximately $4,400 and 100,000 shares of SSE's common stock valued at $9.06 per share, or $906, at January 26, 1996, and warrants to purchase an additional 50,000 shares of SSE's common stock at $11.09 per share.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  Accordingly, the results of DME and Data have been accounted for as discontinued operations. The combined net sales of DME and Data totaled $180,773 and $108,131 for 1995 and 1996, respectively. Net earnings from DME and Data was $13,994, net of $10,183 for taxes in 1995, and $9,186, net of $5,695 for taxes in 1996.

  Net assets held for sale at June 30, 1997, includes two parcels of real estate in California, and several other parcels of real estate located primarily throughout the continental United States, which the Company plans to sell, lease or develop, subject to the resolution of certain environmental matters and market conditions. Also included in net assets held for sale are limited partnership interests in (i) a real estate development joint venture, and (ii) a landfill development partnership.

  Net assets held for sale are stated at the lower of cost or at estimated net realizable value, which reflect anticipated sales proceeds, and other carrying costs to be incurred during the holding period. Interest is not allocated to net assets held for sale.

  See Note 24 for discontinuance of STFI and Fairchild Technologies.

6. PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

  The following unaudited pro forma information for the twelve months ended June 30, 1995 and June 30, 1996, provides the results of the Company's operations as though (i) the disposition of DME and Data, (ii) the Merger of FCSC, and (iii) the transfer of Harco to Banner, resulting in the consolidation of Banner, had been in effect since the beginning of each period. The pro forma information is based on the historical financial statements of the Company, DME, FCSC and Banner, giving effect to the aforementioned transactions. In preparing the pro forma data, certain assumptions and adjustments have been made which (i) reduce interest expense for revised debt structures, (ii) increase interest income for notes receivable, (iii) reduce minority interest from Series C Preferred Stock of FII being redeemed, and (iv) adjust equity in earnings of affiliates to include the estimated results of STFI.

  The following unaudited pro forma financial information is not necessarily indicative of the results of operations that actually would have occurred if the transactions had been in effect since the beginning of each period, nor is it necessarily indicative of future results of the Company.

                                                              1995      1996
   Sales................................................... $445,502  $537,123
   Loss from continuing operations.........................  (31,489)  (14,291)
   Basic and diluted loss from continuing operations per
    share (see
    Note 24)...............................................    (1.96)    (0.88)
   Net loss................................................  (32,876)  (15,766)
   Basic and diluted net loss per share (see Note 24)......    (2.04)    (0.97)

  The pro forma financial information has not been adjusted for nonrecurring income and gains from disposal of discontinued operations that have occurred from these transactions.

7. EXTRAORDINARY ITEMS

  During Fiscal 1996, the Company used the Merger transaction and cash available to retire fully all of the FII's 12 1/4% senior notes ("Senior Notes"), FII's 9 3/4% subordinated debentures due 1998, and bank loans under a credit agreement of a former subsidiary of the Company, VSI Corporation. The redemption of the Senior Notes at a premium, consent fees paid to holders of the Senior Notes, the write-off of the original issue discount on FII

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

9 3/4% subordinated debentures and the write-off of the remaining deferred loan fees associated with the issuance of the debt retired, resulted in an extraordinary loss of $10,436, net of a tax benefit, in 1996.

  During Fiscal 1995, the Company recognized extraordinary gains and losses from the early extinguishment of debt resulting from repurchases of its debentures on the open market or in negotiated transactions, and the write-offs of certain deferred costs associated with the issuance of securities repurchased. Early extinguishment of the Company's debt resulted in an extraordinary gain of $355, net of a tax provision, in 1995.

8. INVESTMENTS

  Short-term investments at June 30, 1997, consist primarily of common stock investments in public corporations which are classified as trading securities. All other short-term investments and all long-term investments do not have readily determinable fair values and primarily consist of investments in preferred and common stocks of private companies and limited partnerships. A summary of investments held by the Company consists of the following:

                                                    1996             1997
                                              ---------------- -----------------
                                              AGGREGATE        AGGREGATE
NAME OF ISSUER OR                               FAIR     COST    FAIR     COST
TYPE OF EACH ISSUE                              VALUE   BASIS    VALUE    BASIS
Short-term investments:
Trading securities:
  Common stock...............................  $10,362  $5,954  $16,094  $ 7,398
  Other investments..........................      136     136    9,553    9,553
                                               -------  ------  -------  -------
                                               $10,498  $6,090  $25,647  $16,951
                                               =======  ======  =======  =======
Long-term investments:
  Other investments..........................  $   585  $  585  $ 4,120  $ 4,120
                                               =======  ======  =======  =======

  Investment income is summarized as follows:

                                                        1995    1996     1997
Gross realized gain (loss) from sales................. $3,948  $(1,744) $1,673
Change in unrealized holding gain (loss) from trading
 securities...........................................    (36)   5,527   4,289
Gross realized loss from impairments..................   (652)     --      --
Dividend income.......................................  2,445      792     689
                                                       ------  -------  ------
                                                       $5,705  $ 4,575  $6,651
                                                       ======  =======  ======

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

9. INVESTMENTS AND ADVANCES, AFFILIATED COMPANIES

  The following table presents summarized historical financial information on a combined 100% basis of the Company's principal investments, which are accounted for using the equity method.

                                                       1995     1996     1997
Statement of Earnings:
  Net sales......................................... $313,888 $295,805 $102,962
  Gross profit......................................  100,644   89,229   39,041
  Net earnings......................................    9,623   18,289   14,812
Balance Sheet at June 30:
  Current assets....................................          $ 53,843 $ 47,546
  Non-current assets................................            37,201   40,878
  Total assets......................................            91,044   88,424
  Current liabilities...............................            27,392   26,218
  Non-current liabilities...........................             1,194      740

  The Company owns approximately 31.9% of Nacanco common stock. The Company recorded equity earnings of $2,859, $5,487, and $4,673 from this investment for 1995, 1996 and 1997, respectively.

  Effective February 25, 1996, the Company increased its percentage of ownership of Banner common stock from 47.2% to approximately 59.3%. Since February 25, 1996, the Company has consolidated Banner's results. Prior to February 25, 1996, the Company accounted for its investment in Banner using the equity method and held its investment in Banner as part of investments and advances, affiliated companies. The Company recorded equity in earnings of $138 and $363 from this investment for 1995 and 1996, respectively.

  The Company is accounting for an investment in a public fund, which is controlled by an affiliated investment group of the Company, at market value. The amortized cost basis of the investment was $923 and had been written down by $71, before tax, to market value. The Company recorded a gross unrealized holding gain (loss) of $(120) and $114 from this investment in 1995 and 1997, respectively.

  The Company's share of equity in earnings of all unconsolidated affiliates for 1995, 1996 and 1997 was $1,607, $4,271, and $4,598, respectively. The carrying value of investments and advances, affiliated companies consists of the following:

                                                               JUNE 30, JUNE 30,
                                                                 1996     1997
   Nacanco.................................................... $20,886  $20,504
   STFI.......................................................  30,559   31,978
   Others.....................................................   1,573    3,196
                                                               -------  -------
                                                               $53,018  $55,678
                                                               =======  =======

  On June 30, 1997, approximately $9,056 of the Company's $209,949 consolidated retained earnings was from undistributed earnings of 50 percent or less currently owned affiliates accounted for by the equity method.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

10. NOTES PAYABLE AND LONG-TERM DEBT

  At June 30, 1997 and 1996, notes payable and long-term debt consisted of the following:

                                                            JUNE 30,  JUNE 30,
                                                              1996      1997
Bank credit agreements....................................  $ 73,500  $    100
Other short-term notes payable............................     2,821    15,429
                                                            --------  --------
Short-term notes payable (weighted average interest rates
 of 8.6% and 7.8% in 1996 and 1997, respectively).........  $ 76,321  $ 15,529
                                                            ========  ========
Bank credit agreements....................................  $112,500  $177,250
11 7/8% RHI Senior debentures due 1999....................    85,769    85,852
12% Intermediate debentures due 2001......................   114,495   115,359
13 1/8% Subordinated debentures due 2006..................    35,061    35,188
13% Junior Subordinated debentures due 2007...............    24,800    24,834
10.65% Industrial revenue bonds...........................     1,500     1,500
Capital lease obligations, interest from 4.4% to 10.5%....        65     1,897
Other notes payable, collateralized by property, plant and
 equipment, interest from 4.3% to 10.0%...................     1,595     6,835
                                                            --------  --------
                                                             375,785   448,715
Less: Current maturities..................................    (7,196)  (31,793)
                                                            --------  --------
Net long-term debt........................................  $368,589  $416,922
                                                            ========  ========

  Bank Credit Agreements: The Company maintains credit agreements (the "Credit Agreements") with a consortium of banks, which provide revolving credit facilities to RHI, FHC and Banner, and term loans to Banner (collectively the "Credit Facilities").

  On July 26, 1996, the Company amended and restated the terms and provisions of FHC's credit agreement, in their entirety (the "FHC Credit Agreement"). The FHC Credit Agreement extends to July 28, 2000, the maturity of FHC's revolving credit facility (the "FHC Revolver"). The FHC Revolver has a borrowing limit of $52,000, however, availability is determined monthly by calculation of a borrowing base comprised of specified percentages of FHC's accounts receivable, inventories and the appraised value of equipment and real property. The FHC Revolver generally bears interest at a base rate of 1 1/2% over the greater of (i) Citibank New York's base rate, or (ii) the Federal Funds Rate plus 1 1/2% for domestic borrowings and at 2 1/2% over Citibank London's base rate for foreign borrowings. FHC's Revolver is subject to a non-use commitment fee of 1/2% on the average unused availability; and outstanding letters of credit are subject to fees of 2 3/4% per annum. The FHC Credit Agreement was further amended on February 21, 1997 to permit the Simmonds Acquisition. Terms modified by the February 21, 1997 amendment included a provision in which the borrowing rate on the FHC Revolver will increase by 1/4% on each of September 30, 1997 and December 31, 1997, in the event that the FHC Credit Agreement is not restructured or refinanced by such date.

  The FHC Credit Agreement requires FHC to comply with certain financial and non-financial loan covenants, including maintaining a minimum net worth of $150,000 and maintaining certain interest and fixed charge coverage ratios at the end of each Fiscal Quarter. Additionally, the FHC Credit Agreement restricts annual capital expenditures of FHC to $12,000. Substantially all of FHC's assets are pledged as collateral under the FHC Credit Agreement. At June 30, 1997, FHC was in compliance with all the covenants under the FHC Credit Agreement. FHC may transfer available cash as dividends to the Company. However, the FHC Credit Agreement restricts the Company from paying any dividends to stockholders.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  On July 18, 1997, the FHC Credit Agreement was restructured to provide FHC with a $150,000 senior secured credit facility (the "FHC Facility") consisting of (i) up to $75,000 in revolving loans, with a letter of credit sub-facility of $12,000, and (ii) a $75,000 term loan. Advances made under the FHC Facility would generally bear interest at a rate of, at the Company's option, (i) 2% over the Citibank N.A. base rate, or (ii) 3 1/4% over the Eurodollar Rate ("LIBOR"). The FHC Facility is subject to a non-use commitment fee of 1/2% of the aggregate unused availability; and outstanding letters of credit are subject to fees of 3 1/2% per annum. A borrowing base is calculated monthly to determine the amounts available under the FHC Facility. The borrowing base is determined monthly based upon specified percentages of (i) FHC's accounts receivable, inventories, and the appraised value of equipment and real property, and (ii) assets pledged by RHI to secure the facility. The FHC Facility matures on July 28, 2000. The FHC Facility provides that on December 31, 1998, the Company must repay the term loan, in full, together with an amount necessary to reduce the outstanding revolving loans to $52,000, if the Company has not complied with certain financial covenant requirements as of September 30, 1998.

  The Credit Agreements provide RHI with a $4,250 revolving credit facility (the "RHI Credit Agreement") which (i) generally bears a base interest rate of 1/2% over the prime rate, (ii) requires a commitment fee of 1/2%, and (iii) matures on August 12, 1998. RHI's Credit Agreement requires RHI to comply with specified covenants and maintain a consolidated net worth of $175,000. Additionally, RHI's capital expenditures are restricted, except for certain leasehold improvements, to $2,000 per annum plus the selling price of fixed assets for such Fiscal Year. The Company was in compliance with all the covenants under RHI's Credit Agreement at June 30, 1997. RHI may pay dividends to the Company if the purpose of such dividends is to provide the Company with funds necessary to meet its debt service requirements under specified notes and debentures. However, all other dividends are subject to certain limitations, which was $10,000 in Fiscal 1997.

  Banner has a credit agreement (the "Banner Credit Agreement") which provides Banner and its subsidiaries with funds for working capital and potential acquisitions. The facilities under the Banner Credit Agreement consist of (i) a $55,000 six-year term loan (the "Banner Term Loan"), (ii) a $30,000 seven-year term loan (the "Tranche B Loan"), (iii) a $40,000 six-year term loan (the "Tranche C Loan"), and (iv) a $71,500 revolving credit facility (the "Banner Revolver"). The Banner Credit Agreement requires certain semiannual term loan payments. The Banner Term Loan and the Banner Revolver bear interest at prime plus 1 1/4% or LIBOR plus 2 1/2% and may increase by 1/4% or decrease by up to 1% based upon certain performance criteria. As a result of Banner's performance level through March 31, 1997, borrowings under the Banner Term Loan and the Banner Revolver bore an interest rate of prime plus 3/4% and LIBOR plus 2% for the quarter ending June 30, 1997. The Tranche B Loan bears interest at prime plus 1 3/4% or LIBOR plus 3%. The Tranche C Loan initially bears interest at prime plus 1 1/2% or LIBOR plus 2 3/4% and may decrease by 1/4% based upon certain performance criteria. The Banner Credit Agreement requires that loans made to Banner can not exceed a defined borrowing base, which is based upon a percentage of eligible inventories and accounts receivable. Banner's revolving credit facility is subject to a non-use fee of 55 basis points of the unused availability.

  The Banner Credit Agreement requires quarterly compliance with various financial and non-financial loan covenants, including maintenance of minimum net worth, and minimum ratios of interest coverage, fixed charge coverage, and debt to earnings before interest, taxes, depreciation and amortization. Banner also has certain limitations on the incurrence of additional debt. As of June 30, 1997, Banner was in compliance with all covenants under the Banner Credit Agreement. Substantially all of Banner's assets are pledged as collateral under the Banner Credit Agreement. The Banner Credit Agreement substantially limits the amount of dividends that can be paid to its shareholders, including the Company. Banner's current policy is to retain earnings to support the growth of its present operations and to reduce its outstanding debt.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  In September 1995, Banner entered into several interest rate hedge agreements ("Hedge Agreements") to manage its exposure to increases in interest rates on its variable rate debt. The Hedge Agreements provide interest rate protection on $60,000 of debt through September 2000, by providing an interest rate cap of 7% if the 90-day LIBOR rate exceeds 7%. If the 90-day LIBOR rate drops below 5%, Banner will be required to pay interest at a floor rate of approximately 6%.

  In November 1996, Banner entered into an additional hedge agreement ("Additional Hedge Agreement") with one of its major lenders to provide interest rate protection on $20,000 of debt for a period of three years. Effectively, the Additional Hedge Agreement provides for a cap of 7 1/4% if the 90-day LIBOR exceeds 7 1/4%. If the 90-day LIBOR drops below 5%, Banner will be required to pay interest at a floor rate of approximately 6%. No cash outlay was required to obtain the Additional Hedge Agreement as the cost of the cap was offset by the sale of the floor.

  The Company recognizes interest expense under the provisions of the Hedge Agreements and the Additional Hedge Agreement based on the fixed rate. The Company is exposed to credit loss in the event of non-performance by the lenders; however, such non-performance is not anticipated.

  The following table summarizes the Credit Facilities under the Credit Agreements at June 30, 1997:

                                                REVOLVING     TERM      TOTAL
                                                  CREDIT      LOAN    AVAILABLE
                                                FACILITIES FACILITIES FACILITIES
RHI Holdings, Inc.
  Revolving credit facility....................  $   100    $    --    $  4,250
Fairchild Holding Corp.
  Revolving credit facility....................   30,900         --      52,000
Banner Aerospace, Inc.
  Revolving credit facility....................   32,000         --      71,500
  Term Loan....................................      --       44,500     44,500
  Tranche B Loan...............................      --       29,850     29,850
  Tranche C Loan...............................      --       40,000     40,000
                                                 -------    --------   --------
    Total......................................  $63,000    $114,350   $242,100
                                                 =======    ========   ========

  At June 30, 1997, the Company had letters of credit outstanding of $10,811, which were supported by the Credit Agreement and other bank facilities on an unsecured basis. At June 30, 1997, the Company had unused bank lines of credit aggregating $53,939, at interest rates slightly higher than the prime rate. The Company also has short-term lines of credit relating to foreign operations, aggregating $9,350, against which the Company owed $5,967 at June 30, 1997.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  Summarized below are certain items and other information relating to the debt outstanding at June 30, 1997:

                                               12%           13%         11 7/8%
                               13 1/8%     INTERMEDIATE     JUNIOR      RHI SENIOR
                             SUBORDINATED  SUBORDINATED  SUBORDINATED  SUBORDINATED
                              DEBENTURES    DEBENTURES    DEBENTURES    DEBENTURES
Date Issued................   March 1986     Oct. 1986    March 1987    March 1987
Face Value.................      $75,000      $160,000      $102,000      $126,000
Balance June 30, 1997......      $35,188      $115,359      $ 24,834      $ 85,852
Percent Issued at..........       95.769%       93.470%       98.230%       99.214%
Bond Discount..............      $ 3,173      $ 10,448      $  1,805      $    990
Amortization 1995..........      $   103      $    687      $     27      $     94
      1996.................      $   118      $    761      $     30      $     82
      1997.................      $   127      $    864      $     34      $     82
Yield to Maturity..........        13.80%        13.06%        13.27%        12.01%
Interest Payments..........  Semi-Annual   Semi-Annual   Semi-Annual   Semi-Annual
Sinking Fund Start Date....      3/15/97      10/15/97        3/1/98        3/1/97
Sinking Fund Installments..      $ 7,500      $ 32,000      $ 10,200      $ 31,500
Fiscal Year Maturity.......         2006          2002          2007          1999
Callable Option on.........      3/15/89      10/15/89        3/1/92        3/1/92

  Under the most restrictive covenants of the above indentures, the Company's consolidated net worth, as defined, must not be less than $35,000. RHI's consolidated net worth must not be less than $125,000. At June 30, 1997, consolidated net worth was $229,625 at the Company and $438,830 at RHI. At the present time, none of the Company's consolidated retained earnings are available for capital distributions due to a cumulative earnings restriction. The indentures also provide restrictions on the amount of additional borrowings by the Company.

  The annual maturity of long-term debt obligations (exclusive of capital lease obligations) for each of the five years following June 30, 1997, are as follows: $31,207 for 1998, $93,544 for 1999, $42,288 for 2000, $77,407 for
2001, and $77,772 for 2002.

11. PENSIONS AND POSTRETIREMENT BENEFITS

 PENSIONS

  The Company and its subsidiaries have defined benefit pension plans covering most of its employees. Employees in foreign subsidiaries may participate in local pension plans, which are in the aggregate insignificant. The Company's funding policy is to make the minimum annual contribution required by applicable regulations. The following table provides a summary of the components of net periodic pension expense (income) for the plans:

                                                   1995      1996      1997
Service cost (current period attribution)....... $  3,917  $  3,513  $  2,521
Interest cost of projected benefit obligation...   14,860    14,499    15,791
Actual return on plan assets....................  (14,526)  (39,430)  (31,400)
Amortization of prior service cost..............       81        81      (180)
Net amortization and deferral...................   (4,341)   21,495    11,157
                                                 --------  --------  --------
                                                       (9)      158    (2,111)
Net periodic pension expense (income) for other
 plans including foreign plans..................       78      (118)      142
                                                 --------  --------  --------
Net periodic pension expense (income)........... $     69  $     40  $ (1,969)
                                                 ========  ========  ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  Assumptions used in accounting for the plans were:

                                                                 1995 1996 1997
Discount rate................................................... 8.5% 8.5% 7.75%
Expected rate of increase in salaries........................... 4.5% 4.5%  4.5%
Expected long-term rate of return on plan assets................ 9.0% 9.0%  9.0%

  In Fiscal 1996, the Company recognized one-time charges of $857 from the divestiture of subsidiaries, which resulted in a recognition of prior service costs, and $84 from the early retirement window program at the Company's corporate office. The reduction in liabilities due from the cessation of future salary increases is not immediately recognizable in income, but will be used as an offset against existing unrecognized losses. The Company will have a future savings benefit from a lower net periodic pension cost due to the amortization of a smaller unrecognized loss.

  The following table sets forth the funded status and amounts recognized in the Company's consolidated balance sheets at June 30, 1996, and 1997, for the plans:

                                                            JUNE 30,  JUNE 30,
                                                              1996      1997
Actuarial present value of benefit obligations:
  Vested................................................... $164,819  $183,646
  Nonvested................................................    6,169     7,461
                                                            --------  --------
Accumulated benefit obligation.............................  170,988   191,107
Effect of projected future compensation increases..........      905       683
                                                            --------  --------
Projected benefit obligation...............................  171,893   191,790
Plan assets at fair value..................................  224,692   237,480
                                                            --------  --------
Plan assets in excess of projected benefit obligations.....   52,799    45,690
Unrecognized net loss......................................   20,471    29,592
Unrecognized prior service cost............................     (354)     (571)
Unrecognized net transition assets.........................     (608)     (315)
                                                            --------  --------
Prepaid pension cost prior to SFAS 109 implementation......   72,308    74,396
Effect of SFAS 109 implementation..........................  (14,648)  (14,654)
                                                            --------  --------
Prepaid pension cost....................................... $ 57,660  $ 59,742
                                                            ========  ========

  Plan assets include Class A Common Stock of the Company valued at a fair market value of $11,094 and $26,287 at June 30, 1996 and 1997, respectively. Substantially all of the plan assets are invested in listed stocks and bonds.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

 POSTRETIREMENT HEALTH CARE BENEFITS

  The Company provides health care benefits for most retired employees. Postretirement health care expense from continuing operations totaled $701, $779, and $642 for 1995, 1996 and 1997, respectively. The Company has accrued approximately $36,995 and $34,965 as of June 30, 1996 and 1997, respectively, for postretirement health care benefits related to discontinued operations. This represents the cumulative discounted value of the long-term obligation and includes interest expense of $3,872, $3,877, and $3,349 for the years ended June 30, 1995, 1996 and 1997, respectively. The components of expense in Fiscal 1995, 1996 and 1997 are as follows:

                                                          1995    1996    1997
Service cost of benefits earned......................... $  321  $  281  $  140
Interest cost on liabilities............................  4,385   4,377   3,940
Net amortization and deferral...........................   (133)     (2)    (89)
                                                         ------  ------  ------
Net periodic postretirement benefit cost................ $4,573  $4,656  $3,991
                                                         ======  ======  ======

  A one-time credit of $3,938, resulting from the divestitures of subsidiaries, was offset by $4,361 from DME's accumulated postretirement benefit obligation for active employees, which was transferred to CMI as part of the sale. The Company recognized the net effect of $423 as an expense in 1996.

  The following table sets forth the funded status for the Company's postretirement health care benefit plans at June 30:

                                                                 1996    1997
Accumulated postretirement benefit obligations:
  Retirees..................................................... $46,846 $48,145
  Fully eligible active participants...........................     347     390
  Other active participants....................................   1,887   2,335
                                                                ------- -------
  Accumulated postretirement benefit obligation................  49,080  50,870
  Unrecognized net loss........................................   2,086   6,173
                                                                ------- -------
  Accrued postretirement benefit liability..................... $46,994 $44,697
                                                                ======= =======

  The accumulated postretirement benefit obligation was determined using a discount rate of 7.75%, and a health care cost trend rate of 7.0% for pre-age-65 and post-age-65 employees, respectively, gradually decreasing to 5.5% in the year 2003 and thereafter.

  Increasing the assumed health care cost trend rates by 1% would increase the accumulated postretirement benefit obligation as of June 30, 1997, by approximately $1,871, and increase the net periodic postretirement benefit cost by approximately $132 for Fiscal 1997.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

12. INCOME TAXES

  The provision (benefit) for income taxes from continuing operations is summarized as follows:

                                                   1995      1996      1997
Current:
  Federal....................................... $ (7,956) $(40,640) $  5,612
  State.........................................      424     1,203     1,197
  Foreign.......................................    1,191    (3,805)      (49)
                                                 --------  --------  --------
                                                   (6,341)  (43,242)    6,760
Deferred:
  Federal.......................................  (24,754)   17,060   (15,939)
  State.........................................   (2,052)   (3,657)    3,444
                                                 --------  --------  --------
                                                  (26,806)   13,403   (12,495)
                                                 --------  --------  --------
Net tax benefit................................. $(33,147) $(29,839) $ (5,735)
                                                 ========  ========  ========

  The income tax provision (benefit) for continuing operations differs from that computed using the statutory Federal income tax rate of 35%, in Fiscal
1995, 1996 and 1997, for the following reasons:

                                                   1995      1996      1997
Computed statutory amount....................... $(31,299) $(21,709) $ (1,372)
State income taxes, net of applicable federal
 tax benefit....................................   (1,794)      782       778
Nondeductible acquisition valuation items.......    1,420     1,329     1,064
Tax on foreign earnings, net of tax credits.....    2,965     1,711    (1,938)
Difference between book and tax basis of assets
 acquired and liabilities assumed...............    1,366     1,040    (1,102)
Revision of estimate for tax accruals...........   (5,000)   (3,500)   (5,335)
Other...........................................     (805)   (9,492)    2,170
                                                 --------  --------  --------
Net tax benefit................................. $(33,147) $(29,839) $ (5,735)
                                                 ========  ========  ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  The following table is a summary of the significant components of the Company's deferred tax assets and liabilities, and deferred provision or benefit for the following periods:

                            1995        1996                  1997
                          DEFERRED    DEFERRED              DEFERRED
                         (PROVISION) (PROVISION) JUNE 30,  (PROVISION) JUNE 30,
                           BENEFIT     BENEFIT     1996      BENEFIT     1997
Deferred tax assets:
  Accrued expenses......   $(2,218)   $ (1,643)  $  5,936    $   504   $  6,440
  Asset basis
   differences..........    (7,292)      1,787      2,064     (1,492)       572
  Inventory.............       --          --         --       2,198      2,198
  Employee compensation
   and benefits.........       106         (26)     5,408       (267)     5,141
  Environmental
   reserves.............    (1,202)       (737)     4,512     (1,253)     3,259
  Loss and credit
   carryforward.........    17,991     (23,229)     8,796     (8,796)       --
  Postretirement
   benefits.............       514      (1,273)    19,334        138     19,472
  Other.................     1,530       2,186      5,519      2,079      7,598
                           -------    --------   --------    -------   --------
                             9,429     (22,935)    51,569     (6,889)    44,680
Deferred tax
 liabilities:
  Asset basis
   differences..........     4,129      16,602    (22,565)    (3,855)   (26,420)
  Inventory.............     3,176       4,684     (2,010)     2,010        --
  Pensions..............     1,074       1,516    (18,243)    (1,038)   (19,281)
  Other.................     8,998     (13,270)   (29,507)    22,267     (7,240)
                           -------    --------   --------    -------   --------
                            17,377       9,532    (72,325)    19,384    (52,941)
                           -------    --------   --------    -------   --------
Net deferred tax
 liability..............   $26,806    $(13,403)  $(20,756)   $12,495   $ (8,261)
                           =======    ========   ========    =======   ========

  The amounts included in the balance sheet are as follows:

                                                              JUNE 30, JUNE 30,
                                                                1996     1997
Prepaid expenses and other current assets:
  Current deferred........................................... $ 8,012  $11,307
                                                              =======  =======
Income taxes payable:
  Current deferred........................................... $20,797  $(2,735)
  Other current..............................................   3,838    8,598
                                                              -------  -------
                                                              $24,635  $ 5,863
                                                              =======  =======
Noncurrent income tax liabilities:
  Noncurrent deferred........................................ $ 7,971  $22,303
  Other noncurrent...........................................  23,766   19,710
                                                              -------  -------
                                                              $31,737  $42,013
                                                              =======  =======

  The 1995, 1996 and 1997 net tax benefits include the results of reversing $5,000, $3,500 and $5,335, respectively, of federal income taxes previously provided for due to a change in the estimate of required tax accruals.

  Domestic income taxes, less available credits, are provided on the unremitted income of foreign subsidiaries and affiliated companies, to the extent that such earnings are intended to be repatriated. No domestic income

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES taxes or foreign withholding taxes are provided on the undistributed earnings of foreign subsidiaries and affiliates, which are considered permanently invested, or which would be offset by allowable foreign tax credits. At June 30, 1997, the amount of domestic taxes payable upon distribution of such earnings was not significant.

  In the opinion of management, adequate provision has been made for all income taxes and interest, and any liability that may arise for prior periods will not have a material effect on the financial condition or results of operations of the Company.

13. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

  On June 30, 1997, the Company had $68,309 of minority interest, of which $67,649 represents Banner. Minority shareholders hold approximately 40.7% of Banner's outstanding common stock.

14. EQUITY SECURITIES

  The Company had 13,992,283 shares of Class A Common Stock and 2,632,516 shares of Class B Common Stock outstanding at June 30, 1997. Class A Common Stock is traded on both the New York and Pacific Stock Exchanges. There is no public market for the Class B Common Stock. Shares of Class A Common Stock are entitled to one vote per share and cannot be exchanged for shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share and can be exchanged, at any time, for shares of Class A Common Stock on a share-for-share basis. In Fiscal 1997, 234,935 shares of Class A Common Stock were issued as a result of the exercise of stock options and shareholders converted 1,188 shares of Class B Common Stock into Class A Common Stock.

  RHI holds an investment of 4,319,423 shares of the Company's Class A common stock. At June 30, 1997, RHI's market value was approximately $78,649. The Company accounts for the Class A common stock held by RHI as Treasury Stock.

15. STOCK OPTIONS AND WARRANTS

 STOCK OPTIONS

  The Company's 1986 Non-Qualified and Incentive Stock Option Plan (the "1986 Plan"), authorizes the issuance of 4,320,000 shares of Class A Common Stock upon the exercise of stock options issued under the 1986 Plan. The purpose of the 1986 Plan is to encourage continued employment and ownership of Class A Common Stock by officers and key employees of the Company and its subsidiaries, and provide additional incentive to promote the success of the Company. At the Company's 1996 annual meeting, the Company's stockholders approved an extension of the expiration date of the 1986 Plan from April 9, 1996 to April 9, 2006. The 1986 Plan authorizes the granting of options at not less than the market value of the common stock at the time of the grant. The option price is payable in cash or, with the approval of the Company's Compensation and Stock Option Committee of the Board of Directors, in shares of common stock, valued at fair market value at the time of exercise. The options normally terminate five years from the date of grant, subject to extension of up to 10 years or for a stipulated period of time after an employee's death or termination of employment.

  At the Company's 1996 annual meeting, the Company's stockholders approved the 1996 Non-Employee Directors Stock Option Plan (the "1996 NED Plan"). The ten-year 1996 NED Plan authorizes the issuance of 250,000 shares of Class A Common Stock upon the exercise of stock options issued under the 1996 NED Plan. The 1996 NED Plan authorizes the granting of options at the market value of the common stock on the date of grant. An initial stock option grant for 30,000 shares of Class A Common Stock will be made to each person who becomes a new non-employee Director, on such date, with the options to vest 25% each year from the date

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES of grant. On the date of each annual meeting, each person elected as a non-employee Director at such meeting will be granted an option for 1,000 shares of Class A Common Stock, which will vest immediately. The exercise price is payable in cash or, with the approval of the Stock Option Committee, in shares of Class A or Class B Common Stock, valued at fair market value at the date of exercise. All options issued under the 1996 NED Plan will terminate five years from the date of grant or a stipulated period of time after a Non-Employee Director ceases to be a member of the Board. The 1996 NED Plan is designed to maintain the Company's ability to attract and retain highly qualified and competent persons to serve as outside directors of the Company.

  On November 17, 1994, the Company's stockholders approved the grant of stock options of 190,000 shares to outside Directors of the Company to replace expired stock options. These stock options expire five years from the date of the grant.

  Summaries of stock option transactions under the 1986 Plan, the 1996 NED Plan, and prior plans are presented in the following tables:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                                        EXERCISE
                                                              SHARES     PRICE
   Outstanding at July 1, 1994.............................. 1,520,706   $ 5.57
     Granted................................................   356,600     3.78
     Expired................................................  (116,875)    5.44
     Forfeited..............................................   (60,650)    5.94
                                                             ---------   ------
   Outstanding at June 30, 1995............................. 1,699,781     5.14
     Granted................................................   540,078     4.33
     Exercised..............................................  (286,869)    5.26
     Expired................................................  (659,850)    6.06
     Forfeited..............................................   (19,653)    4.30
                                                             ---------   ------
   Outstanding at June 30, 1996............................. 1,273,487     4.27
     Granted................................................   457,350    14.88
     Exercised..............................................  (234,935)    4.79
     Expired................................................    (1,050)    4.59
     Forfeited..............................................    (9,412)    3.59
                                                             ---------   ------
   Outstanding at June 30, 1997............................. 1,485,440   $ 7.46
                                                             =========   ======
   Exercisable at June 30, 1995............................. 1,159,306   $ 5.68
   Exercisable at June 30, 1996.............................   399,022   $ 4.59
   Exercisable at June 30, 1997.............................   486,855   $ 4.95

  A summary of options outstanding at June 30, 1997 is presented as follows:

                                  OPTIONS OUTSTANDING       OPTIONS EXERCISABLE
                             ------------------------------ --------------------
                                         WEIGHTED  AVERAGE              WEIGHTED
                                         AVERAGE  REMAINING             AVERAGE
      RANGE OF                 NUMBER    EXERCISE CONTRACT    NUMBER    EXERCISE
  EXERCISE PRICES            OUTSTANDING  PRICE     LIFE    EXERCISABLE  PRICE
   $ 3.50 -$ 8.625..........  1,022,700   $ 4.10  2.6 years   452,509    $ 4.10
   $13.625-$16.25...........    462,740   $14.89  4.4 years    34,346    $16.19
                              ---------   ------  ---------   -------    ------
   $ 3.50 -$16.25...........  1,485,440   $ 7.46  3.2 years   486,855    $ 4.95
                              =========   ======  =========   =======    ======

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  The weighted average grant date fair value of options granted during 1996 and 1997 was $1.95 and $6.90, respectively. The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The following significant assumptions were made in estimating fair value:

                                                               1996      1997
   Risk-free interest rate.................................. 5.5%-6.6% 6.0%-6.7%
   Expected life in years...................................   4.27      4.65
   Expected volatility......................................  46%-47%   43%-45%
   Expected dividends.......................................   none      none

  The Company applies APB Opinion 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the stock option plans in 1996 or 1997. If stock options granted in 1996 and 1997 were accounted for based on their fair value as determined under SFAS 123, pro forma earnings would be as follows:

                                                                  1996    1997
   Net earnings:
     As reported............................................... $189,706 $1,331
     Pro forma.................................................  189,460    283
   Basic earnings per share:
     As reported............................................... $  11.71 $ 0.08
     Pro forma.................................................    11.69   0.02
   Diluted earnings per share:
     As reported............................................... $  11.71 $ 0.08
     Pro forma.................................................    11.69   0.02

  The pro forma effects of applying SFAS 123 are not representative of the effects on reported net earnings for future years. SFAS 123 is not applicable to awards made prior to 1996, and additional awards in future years are expected.

 STOCK WARRANTS

  On April 25, 1997, the Company issued warrants to purchase 100,000 shares of Class A Common Stock, at $12.25 per share, to Dunstan Ltd. as incentive remuneration for the performance of certain investment banking services. The warrants may be earned on a pro-rata basis over a six-month period ending October 31, 1997. The warrants become exercisable on November 1, 1997 and expire on November 8, 2000. The Company recorded a selling, general & administrative expense of $191 in 1997 for stock warrants earned in 1997 based on a grant-date fair value of $5.46.

  Effective as of February 21, 1997, the Company approved the continuation of an existing warrant to Stinbes Limited (an affiliate of Jeffrey Steiner) to purchase 375,000 shares of the Company's Class A or Class B Common Stock at $7.67 per share. The warrant was modified to extend the exercise period from March 13, 1997, to March 13, 2002, and to increase the exercise price per share by $.002 for each day subsequent to March 13, 1997, but fixed at $7.80 per share after June 30, 1997. In addition, the warrant was modified to provide that the warrant may not be exercised except within the following window periods: (i) within 365 days after the merger of STFI with AT&T Corporation, MCI Communications, Worldcom Inc., Tel-Save Holdings, Inc., or Teleport Communications Group, Inc.; (ii) within 365 days after a change of control of the Company, as defined in the FHC Credit Agreement; or (iii) within 365 days after a change of control of Banner, as defined in the Banner Credit Agreement. In no event may the warrant be exercised after March 13, 2002.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  On November 9, 1995, the Company issued warrants to purchase 500,000 shares of Class A Common Stock, at $9.00 per share, to Peregrine Direct Investments Limited ("Peregrine"), in exchange for a standby commitment it received on November 8, 1995, from Peregrine. The Company elected not to exercise its rights under the Peregrine commitment. The warrants are immediately exercisable and will expire on November 8, 2000.

  On February 21, 1996, the Company issued warrants to purchase 25,000 shares of Class A Common Stock, at $9.00 per share, to a non-employee for services provided in connection with the Company's various dealings with Peregrine. The warrants issued are immediately exercisable and will expire on November 8, 2000.

  The Company recorded nonrecurring expenses of $1,148 for the grant date fair value of the stock warrants issued in 1996. The warrants issued in 1996 were outstanding at June 30, 1997.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standards No. 107, ("SFAS 107") "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    The carrying amount reported in the balance sheet approximates the fair value for cash and cash equivalents, short-term borrowings, current maturities of long-term debt, and all other variable rate debt (including borrowings under the Credit Agreements).

    Fair values for equity securities, and long-term public debt issued by the Company are based on quoted market prices, where available. For equity securities not actively traded, fair values are estimated by using quoted market prices of comparable instruments or, if there are no relevant comparable instruments, on pricing models or formulas using current assumptions. The fair value of limited partnerships, other investments, and notes receivable are estimated by discounting expected future cash flows using a current market rate applicable to the yield, considering the credit quality and maturity of the investment.

    The fair value for the Company's other fixed rate long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  Fair values for the Company's off-balance-sheet instruments (letters of credit, commitments to extend credit, and lease guarantees) are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing. The fair value of the Company's off-balance-sheet instruments at June 30, 1997, was not material.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  The carrying amounts and fair values of the Company's financial instruments at June 30, 1996 and 1997, are as follows:

                                               JUNE 30, 1996     JUNE 30, 1997
                                             ----------------- -----------------
                                             CARRYING   FAIR   CARRYING   FAIR
                                              AMOUNT   VALUE    AMOUNT   VALUE
Cash and cash equivalents................... $ 39,649 $ 39,649 $ 19,420 $ 19,420
Investment securities:
 Short-term equity securities...............   10,362   10,362   16,094   16,122
 Short-term other investments...............      136      167    9,553    9,592
 Long-term other investments................      585    1,451    4,120    4,617
Notes receivable:
 Current....................................  170,384  170,384      --       --
 Long-term..................................    3,702    3,702    1,300    1,300
 Short-term debt............................   76,321   76,321   15,529   15,529
Long-term debt:
 Bank credit agreement......................  112,500  112,500  177,250  177,250
 Senior notes and subordinated debentures...  260,125  264,759  261,233  270,995
 Industrial revenue bonds...................    1,500    1,500    1,500    1,500
 Capitalized leases.........................       65       65    1,897    1,897
 Other......................................    1,595    1,595    6,835    6,835

17. RESTRUCTURING CHARGES

  In Fiscal 1996, the Company recorded restructuring charges in the Aerospace Fasteners segment in the categories shown below. All costs classified as restructuring were the direct result of formal plans to close plants, to terminate employees, or to exit product lines. Substantially all of these plans have been executed. Other than a reduction in the Company's existing cost structure and manufacturing capacity, none of the restructuring charges resulted in future increases in earnings or represented an accrual of future costs. The costs included in restructuring were predominately nonrecurring in nature and consisted of the following significant components:

   Write down of inventory to net realizable value related to discontinued product lines(a)...................................... $  156
   Write down of fixed assets related to discontinued product lines....    270
   Severance benefits for terminated employees (substantially all paid within twelve months)..............................................  1,368
   Plant closings facility costs(b)....................................    389
   Contract termination claims.........................................    136
                                                                        ------
                                                                        $2,319
                                                                        ======

---------------------
(a)  Write down was required because product line was discontinued.
(b) Includes lease settlements, write-off of leasehold improvements, maintenance, restoration and clean up costs.

18. RELATED PARTY TRANSACTIONS

  Corporate office administrative expense recorded by FHC and its predecessors was billed to the Company on a monthly basis during 1995, 1996 and 1997. These costs represent the cost of services incurred on behalf of affiliated companies. Each of these affiliated companies has reimbursed FHC for such services.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  The Company and its wholly-owned subsidiaries are all parties to a tax sharing agreement whereby the Company files a consolidated federal income tax return. Each subsidiary makes payments to the Company based on the amount of federal income taxes, if any, the subsidiary would have paid if it had filed a separate tax return.

  Prior to the consolidation of Banner on February 25, 1996, the Aerospace Fasteners segment had sales to Banner of $5,494 and $3,663 in Fiscal 1995, and 1996, respectively.

19. LEASES

  The Company holds certain of its facilities and equipment under long-term leases. The minimum rental commitments under non-cancelable operating leases with lease-terms in excess of one year, for each of the five years following June 30, 1997, are as follows: $5,182 for 1998, $4,127 for 1999, $2,937 for
2000, $2,271 for 2001, and $1,732 for 2002. Rental expense on operating leases from continuing operations for Fiscal 1995, 1996 and 1997 was $6,695, $6,197, and $4,928, respectively. Minimum commitments under capital leases for each of the five years following June 30, 1997, was $651 for 1998, $693 for 1999, $262 for 2000, $210 for 2001, and $137 for 2002, respectively. At June 30, 1997, the present value of capital lease obligations was $1,897. At June 30, 1997, capital assets leased, included in property, plant, and equipment consisted of:

       Buildings and improvements....................................... $1,396
       Machinery and equipment..........................................  8,017
       Furniture and fixtures...........................................    114
       Less: Accumulated depreciation................................... (7,700)
                                                                         ------
                                                                         $1,827
                                                                         ======

20. CONTINGENCIES

 CL MOTOR FREIGHT ("CL") LITIGATION

  The Workers Compensation Bureau of the State of Ohio is seeking reimbursement from the Company for up to $5,400 for CL workers compensation claims which were insured under a self-insured program of CL. The Company has contested a significant portion of this claim and believes that the ultimate disposition of this claim will not be material.

 GOVERNMENT CLAIMS

  The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that FII did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business. The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made, however, an estimate of the possible loss or range of loss from the ACO's assertion cannot be made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues.

 ENVIRONMENTAL MATTERS

  The Company's operations are subject to stringent Federal, state and local environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation,

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

  In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability.

  As of June 30, 1997, the consolidated total recorded liabilities of the Company for environmental matters approximated $8,420, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately 13,200 on an undiscounted basis.

 OTHER MATTERS

  The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings, including those aforementioned, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

21. BUSINESS SEGMENT INFORMATION

  The Company reports in two principal business segments. The Aerospace Fasteners segment includes the manufacture of high performance specialty fasteners and fastening systems. The Aerospace Distribution segment distributes a wide range of aircraft parts and related support services to the aerospace industry. The results of Fairchild Technologies, which is primarily engaged in the designing and manufacturing of capital equipment and systems for recordable compact disc and advance semiconductor manufacturing, were previously reported under Corporate and Other, along with results of two smaller operations. Fairchild Technologies is now recorded in discontinued operations. Prior to the Merger on March 13, 1996, the Company operated in the Communications Services segment.

  The Company's financial data by business segment is as follows:

                                                   1995      1996       1997
Sales:
  Aerospace Fasteners........................... $215,364  $218,059  $  269,026
  Aerospace Distribution(a).....................      --    129,973     411,765
  Corporate and Other...........................    4,987     7,046      15,185
  Eliminations(b)...............................      --     (5,842)    (15,213)
                                                 --------  --------  ----------
    Total Sales................................. $220,351  $349,236  $  680,763
                                                 ========  ========  ==========
Operating Income (Loss):
  Aerospace Fasteners........................... $(11,497) $    135  $   17,390
  Aerospace Distribution(a).....................      --      5,625      30,891
  Corporate and Other...........................  (18,836)  (17,046)    (14,782)
                                                 --------  --------  ----------
    Operating Income (Loss)..................... $(30,333) $(11,286) $   33,499
                                                 ========  ========  ==========
Capital Expenditures:
  Aerospace Fasteners........................... $  4,974  $  3,841  $    8,964
  Aerospace Distribution........................      --      1,556       4,787
  Corporate and Other...........................      409       283       1,263
                                                 --------  --------  ----------
    Total Capital Expenditures.................. $  5,383  $  5,680  $   15,014
                                                 ========  ========  ==========
Depreciation and Amortization:
  Aerospace Fasteners........................... $ 15,619  $ 14,916  $   16,112
  Aerospace Distribution........................      --      1,341       5,138
  Corporate and Other...........................    4,884     4,788       3,057
                                                 --------  --------  ----------
    Total Depreciation and Amortization......... $ 20,503  $ 21,045  $   24,307
                                                 ========  ========  ==========
Identifiable Assets at June 30:
  Aerospace Fasteners........................... $290,465  $252,200  $  346,533
  Aerospace Distribution........................      --    329,477     428,436
  Corporate and Other...........................  538,215   411,721     277,697
                                                 --------  --------  ----------
    Total Identifiable Assets................... $828,680  $993,398  $1,052,666
                                                 ========  ========  ==========

---------------------
(a) Effective February 25, 1996, the Company became the majority shareholder of Banner Aerospace, Inc. and, accordingly, began consolidating their results.
(b) Represents intersegment sales from the Aerospace Fasteners segment to the Aerospace Distribution segment.
(c) Includes restructuring charges of $2.3 million in Fiscal 1996.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

22. FOREIGN OPERATIONS AND EXPORT SALES

  The Company's operations are located primarily in the United States and Europe. Inter-area sales are not significant to the total sales of any geographic area. The Company's financial data by geographic area is as follows:

                                                  1995      1996       1997
Sales by Geographic Area:
  United States................................ $164,153  $292,136  $  580,453
  Europe.......................................   55,404    56,723     100,310
  Other........................................      794       377         --
                                                --------  --------  ----------
    Total Sales................................ $220,351  $349,236  $  680,763
                                                ========  ========  ==========
Operating Income by Geographic Area:
  United States................................ $(30,537) $(12,175) $   27,489
  Europe.......................................      167     1,037       6,010
  Other........................................       37      (148)        --
                                                --------  --------  ----------
    Total Operating Income..................... $(30,333) $(11,286) $   33,499
                                                ========  ========  ==========
Identifiable Assets by Geographic Area at June
 30:
  United States................................ $760,756  $929,649  $  855,233
  Europe.......................................   69,027    63,749     197,433
  Other........................................   (1,103)      --          --
                                                --------  --------  ----------
    Total Identifiable Assets.................. $828,680  $993,398  $1,052,666
                                                ========  ========  ==========

  Export sales are defined as sales to customers in foreign countries by the Company's domestic operations. Export sales amounted to the following:

                                                         1995    1996     1997
Export Sales
  Europe............................................... $13,329 $27,330 $ 48,187
  Asia (excluding Japan)...............................   1,526   6,766   21,221
  Japan................................................   2,702  11,958   19,819
  Canada...............................................   2,810   8,878   17,797
  Other................................................     911   8,565   15,907
                                                        ------- ------- --------
    Total Export Sales................................. $21,278 $63,497 $122,931
                                                        ======= ======= ========

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

23. QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table of quarterly financial data has been prepared from the financial records of the Company without audit, and reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented. Earnings per share have been restated for the adoption of SFAS No. 128, as discussed in
Note 24.

FISCAL 1996 QUARTERS ENDED        OCT. 1     DEC. 31     MARCH 31    JUNE 30
Net sales....................... $ 53,015    $ 56,615    $ 92,973    $146,633
Gross profit....................    8,424      10,350      18,902      36,425
Earnings (loss) from continuing
 operations.....................  (16,150)    (12,918)     (8,368)      5,250
  per share.....................    (0.82)      (0.81)      (0.50)       0.31
Earnings from discontinued
 operations, net................   10,734       7,322       2,102      (4,546)
  per share.....................     0.48        0.46        0.11       (0.27)
Gain (loss) from disposal of
 discontinued operations, net...      (20)         (7)    224,416      (7,673)
  per share.....................      --          --        13.51       (0.45)
Extraordinary items, net........      --          --      (10,436)        --
  per share.....................      --          --        (0.62)        --
Net earnings (loss).............   (5,436)     (5,603)    207,714      (6,969)
  per share.....................    (0.34)      (0.35)      12.42       (0.41)
Market price range of Class A
 Stock:
  High..........................        6          8 3/4       9 7/8      15 7/8
  Low...........................       2 7/8       4 3/4       8           9 1/4
  Close.........................       5 1/8       8 1/2       9 3/8      14 5/8
FISCAL 1997 QUARTERS ENDED       SEPT. 29    DEC. 29     MARCH 30    JUNE 30
Net sales....................... $137,613    $151,842    $179,480    $211,828
Gross profit....................   37,092      36,785      47,552      59,915
Earnings (loss) from continuing
 operations.....................   (3,363)     (1,299)       (117)      6,595
  per share.....................    (0.20)      (0.08)      (0.01)       0.40
Earnings from discontinued
 operations, net................   (1,255)     (1,678)        157       2,291
  per share.....................    (0.07)      (0.09)       0.01        0.14
Net earnings (loss).............   (4,618)     (2,977)         40       8,886
  per share.....................    (0.27)      (0.17)        --         0.52
Market price of Class A Stock:
  High..........................       17         17 3/4      15 3/8       18
  Low...........................      12 1/4      14 3/8      12 7/8      11 5/8
  Close.........................       16         14 5/8      13 3/8       18

  Included in earnings (loss) from continuing operations are (i) a $2,528 nonrecurring gain from the sale of SBC in the fourth quarter of Fiscal 1997,
(ii) charges to reflect the cost of restructuring the Company's Aerospace Fasteners segment, of $285, $959 and $1,075 in the second, third and fourth quarters of Fiscal 1996, respectively, and (iii) nonrecurring income of $161,406 resulting primarily from the gain on the merger of FCSC with STI in the third quarter of Fiscal 1996. Earnings from discontinued operations, net, includes the results of DME and Data in each Fiscal 1996 quarter. Extraordinary items relate to the early extinguishment of debt by the Company. (See Note 7).

24. SUBSEQUENT EVENTS

  Effective December 28, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement replaces the previously reported primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Unlike primary earnings (loss) per

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES share, basic earnings (loss) per share excludes any diluted effects of options. Diluted earnings (loss) per share is very similar to the previously reported fully diluted earnings (loss) per share. All earnings (loss) per share have been restated to conform to the requirements of SFAS 128.

  The computation of diluted earnings (loss) per share for Fiscal 1995 and 1996 excluded the effect of incremental common shares attributable to the potential exercise of common stock options outstanding and warrants outstanding, because their effect was antidilutive. These shares could potentially dilute basic earnings (loss) per share in the future. Subsequent to June 30, 1997, the Company issued three million shares of Class A common stock through an equity offering and also entered into an agreement which, upon consummation, would also increase the number of outstanding shares.

  On November 20, 1997, Shared Technologies Fairchild Inc. ("STFI"), a corporation in which the Company owned approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock will receive $15.00 per share in cash (the "STFI Merger"). The Company was paid approximately $85,000 in cash (before tax and selling expenses) in exchange for preferred stock of STFI owned by the Company, and received an additional $93,000 in cash (before tax and selling expenses) in the first three months of 1998 in exchange for the 6,225,000 shares of common stock of STFI owned by the Company. In the quarter ended December 28, 1997, the Company recorded a $29,974 gain, net of tax, on disposal of discontinued operations, from the proceeds received for the preferred stock of STFI. The Company will record net gain of approximately $67,545 from the sale of the common stock in the quarter ended March 29, 1998. The results of STFI have been accounted for as discontinued operations.

  The results of STFI have been accounted for as discontinued operations. The net sales of STFI totaled, $108,710, $91,290, and $0 in 1995, 1996 and 1997, respectively. Net earnings from discontinued operations was $9,849, $7,901 and $3,149, in 1995, 1996, and 1997, respectively. Gain on disposal of discontinued operations includes a $163,130 nontaxable gain resulting from the Merger (See Note 3).

  On December 19, 1997, the Company completed a secondary offering of public securities. The offering consisted of an issuance of 3,000,000 shares of the Company's Class A Common Stock at $20.00 per share (the "Offering"). Immediately following the Offering, the Company restructured its FHC and RHI Credit Agreements by entering into a new credit facility to provide the Company with a $300,000 senior secured credit facility (the "Facility") consisting of (i) a $75,000 revolving loan with a letter of credit sub-facility of $30,000 and a $10,000 swing loan sub-facility, and (ii) a $225,000 term loan.

  On January 13, 1998, certain subsidiaries (the "Selling Subsidiaries"), of Banner Aerospace, Inc. ("Banner", a majority-owned subsidiary of the Registrant), completed the disposition of substantially all of the assets and certain liabilities of the Selling Subsidiaries to two wholly-owned subsidiaries of AlliedSignal Inc. (the "Buyers"), in exchange for unregistered shares of AlliedSignal Inc. common stock with an aggregate value equal to $369,000 (the "Banner Hardware Group Disposition"). The purchase price received by the Selling Subsidiaries was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Selling Subsidiaries to the Buyers. Such estimated closing date balance sheet is subject to review by the parties, and the purchase price will be adjusted (up or down) based on the net worth as reflected on the final closing date balance sheet. The assets transferred to the Buyers consists primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners, and its PacAero unit. Approximately $196,000 of the common stock received from the Buyers was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company will account for its remaining investment in Allied common stock as an available-for-sale security. Banner effected the Banner Hardware Group Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Banner Hardware Group Disposition presented a unique opportunity to realize a significant return on the disposition of the hardware group.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  On January 28, 1998, the Company entered into a merger agreement to acquire Edwards and Lock Management Corporation, doing business as Special-T Fasteners ("Special-T"), in a business combination to be accounted for as a purchase. The total cost of the acquisition will be approximately $46,500, and will be funded with approximately $23,000 of available cash and $23,500 of unregistered shares of the Company's Class A common stock. The acquisition is subject to usual regulatory approvals. Special-T distributes precision fasteners worldwide, utilized primarily in the aerospace industry, to both government and commercial manufacturers.

  On February 3, 1998, with the proceeds of the Offering, term loan borrowings under the Facility, and the after tax proceeds the Company received from the STFI Merger (collectively, the "Refinancing"), the Company refinanced substantially all of its existing indebtedness (other than indebtedness of Banner), consisting of (i) $63,000 to redeem the 11 7/8% Senior Debentures due 1999; (ii) $117,600 to redeem the 12% Intermediate Debentures due 2001; (iii) $35,856 to redeem the 13 1/8% Subordinated Debentures due 2006; (iv) $25,063 to redeem the 13% Junior Subordinated Debentures due 2007; and (v) accrued interest of $10,562.

  Net sales of Fairchild Technologies ("Technologies") for 1995, 1996 and 1997 were $36,489, $60,284, and $51,197, respectively. For the Company's fiscal years 1995, 1996, and 1997, Technologies had operating losses of approximately $1,483, $1,475, and $3,634, respectively.

  In February 1998, the Company adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity and headcount at Technologies, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in the Spin-Off. If the Company elects to include Technologies in the Spin-Off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Fairchild Technologies' operating divisions.

  In connection with the adoption of such plan, the Company will take an after-tax reserve of approximately $22 million in discontinued operations in the third fiscal quarter ending March 29, 1998, of which $14 million (net of income tax benefit of $4 million) relates to an estimated loss on the disposal of certain assets of Technologies, and $8 million relates to a provision for expected operating losses over the next twelve months at Technologies. While the Company believes that $22 million is a sufficient charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that the reserve is adequate.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                JUNE 30, 1997 AND DECEMBER 28, 1997 (UNAUDITED)

                                                         JUNE 30,  DECEMBER 28,
                                                         1997(*)       1997
                                                            (IN THOUSANDS)
                        ASSETS
Current Assets:                                         $   19,420  $   38,907
Short-term investments.................................     25,647       8,487
Accounts receivable-trade, less allowances of $6,905
 and $7,892............................................    151,361     160,995
Inventories:
  Finished goods.......................................    292,441     329,492
  Work-in-process......................................     20,357      20,998
  Raw materials........................................     10,567      11,476
                                                        ----------  ----------
                                                           323,365     361,966
Net current assets of discontinued operations..........     17,884      27,778
Prepaid expenses and other current assets..............     34,490      53,259
                                                        ----------  ----------
    Total Current Assets...............................    572,167     651,392
Property, plant and equipment, net of accumulated
 depreciation of $126,990
 and $131,646..........................................    121,918     126,198
Net assets held for sale...............................     26,147      26,447
Net noncurrent assets of discontinued operations.......     14,495      12,069
Cost in excess of net assets acquired (Goodwill), less
 accumulated amortization
 of $36,672 and $39,287................................    154,129     160,150
Investments and advances, affiliated companies.........     55,678      21,829
Prepaid pension assets.................................     59,742      59,282
Deferred loan costs....................................      9,252      11,742
Long-term investments..................................      4,120       6,843
Other assets...........................................     35,018      46,784
                                                        ----------  ----------
Total Assets........................................... $1,052,666  $1,122,736
                                                        ==========  ==========

---------------------
* Condensed from audited financial statements

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                DECEMBER 28, 1997 (UNAUDITED) AND JUNE 30, 1997

                                                         JUNE 30,   DECEMBER 28,
                                                         1997(*)        1997
                                                            (IN THOUSANDS)
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Bank notes payable and current maturities of long-term
 debt.................................................  $   47,322   $   92,348
Accounts payable......................................      75,522       70,739
Other accrued liabilities.............................      97,318       76,816
Income taxes..........................................       5,863       16,163
                                                        ----------   ----------
Total Current Liabilities.............................     226,025      256,066
Long-Term Liabilities:
Long-term debt, less current maturities...............     416,922      371,610
Other long-term liabilities...........................      23,622       29,050
Retiree health care liabilities.......................      43,351       42,366
Noncurrent income taxes...............................      42,013       47,388
Minority interest in subsidiaries.....................      68,309       70,327
                                                        ----------   ----------
    Total Liabilities.................................     820,242      816,807
Stockholders' Equity:
Class A Common Stock, 10 cents par value; authorized
 40,000 shares, 23,289 (20,234 in June) shares issued
 and 17,047 (13,992 in June) shares outstanding.......       2,023        2,329
Class B Common Stock, 10 cents par value; authorized
 20,000 shares, 2,625 (2,633 in June) shares issued
 and outstanding......................................         263          263
Paid-in capital.......................................      71,015      124,575
Retained earnings.....................................     209,949      230,841
Cumulative translation adjustment.....................         939         (633)
Net unrealized holding gain (loss) on available-for-
 sale securities......................................         (46)         273
Treasury Stock, at cost, 6,242 shares of Class A
 Common Stock.........................................     (51,719)     (51,719)
                                                        ----------   ----------
    Total Stockholders' Equity........................     232,424      305,929
                                                        ----------   ----------
    Total Liabilities and Stockholders' Equity........  $1,052,666   $1,122,736
                                                        ==========   ==========

---------------------
* Condensed from audited financial statements

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                  CONDENSED STATEMENTS OF EARNINGS (UNAUDITED)
 FOR THE THREE (3) AND SIX (6) MONTHS ENDED DECEMBER 29, 1996 AND DECEMBER 28,
                                      1997

                                           FOR THE              FOR THE
                                     THREE MONTHS ENDED    SIX MONTHS ENDED
                                     --------------------  ------------------
                                     12/29/96   12/28/97   12/29/96  12/28/97
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue:
  Net sales......................... $ 152,461  $ 208,616  $290,705  $402,978
  Other income (expense), net.......       536         49       779     4,604
                                     ---------  ---------  --------  --------
                                       152,997    208,665   291,484   407,582
Costs and Expenses:
  Cost of goods sold................   115,676    151,794   216,828   299,827
  Selling, general &
   administrative...................    32,475     42,211    63,796    78,871
  Research and development..........        22         48        45        97
  Amortization of goodwill..........     1,108      1,387     2,220     2,606
                                     ---------  ---------  --------  --------
                                       149,281    195,440   282,889   381,401
Operating Income....................     3,716     13,225     8,595    26,181
Interest expense....................    11,469     15,683    26,129    28,658
Interest income.....................    (1,566)      (524)   (3,754)     (914)
                                     ---------  ---------  --------  --------
Net interest expense................     9,903     15,159    22,375    27,744
Investment income (loss), net.......     1,836     (7,077)    1,461    (5,180)
Equity in earnings (loss) of
 affiliates.........................      (263)       429     1,614     2,121
Minority interest...................      (776)      (742)   (1,561)   (1,875)
                                     ---------  ---------  --------  --------
Loss from continuing operations
 before taxes.......................    (5,390)    (9,324)  (12,266)   (6,497)
Income tax benefit..................    (3,430)    (4,719)   (6,509)   (3,121)
                                     ---------  ---------  --------  --------
Loss from continuing operations.....    (1,960)    (4,605)   (5,757)   (3,376)
Earnings from discontinued
 operations, net....................    (1,017)    (1,945)   (1,838)   (2,682)
Gain on disposal of discontinued
 operations, net....................       --      29,974       --     29,974
Extraordinary items, net............       --      (3,024)      --     (3,024)
                                     ---------  ---------  --------  --------
Net Earnings (Loss)................. $  (2,977) $  20,400  $ (7,595) $ 20,892
                                     =========  =========  ========  ========
Basic and Diluted Earnings Per
 Share:
Loss from continuing operations..... $   (0.12) $   (0.27) $  (0.35) $  (0.20)
Earnings from discontinued
 operations, net....................     (0.06)     (0.11)    (0.11)    (0.16)
Gain on disposal of discontinued
 operations, net....................       --        1.75       --       1.78
Extraordinary items, net............       --       (0.18)      --      (0.18)
                                     ---------  ---------  --------  --------
Net earnings (loss)................. $   (0.18) $    1.19  $  (0.46) $   1.24
                                     =========  =========  ========  ========
Weighted average shares
 outstanding........................    16,551     17,088    16,489    16,864
                                     =========  =========  ========  ========

The accompanying notes to summarized financial information are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
      FOR THE SIX (6) MONTHS ENDED DECEMBER 28, 1997 AND DECEMBER 29, 1996

                                                           FOR THE SIX MONTHS
                                                                  ENDED
                                                           --------------------
                                                           12/29/96   12/28/97
                                                             (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings (loss)..................................... $ (7,595)  $  20,892
  Depreciation and amortization...........................   10,075      11,632
  Accretion of discount on long-term liabilities..........    2,235       1,686
  Net gain on the sale of discontinued operations.........      --      (29,974)
  Extraordinary items, net of cash payments...............      --        3,024
  Distributed earnings of affiliates, net.................    1,906         344
  Minority interest.......................................    1,561       1,875
  Changes in assets and liabilities.......................  (59,895)    (96,975)
  Non-cash changes and working capital changes of
   discontinued operations................................   (2,137)     (4,349)
                                                           --------   ---------
  Net cash used for operating activities..................  (53,850)    (91,845)
Cash flows from investing activities:
  Purchase of property, plant and equipment...............   (4,781)    (15,964)
  Net proceeds received from (used for) investments.......   (2,361)      5,786
  Acquisition of subsidiaries, net of cash acquired.......      --      (11,774)
  Net proceeds from the sale of discontinued operations...  173,719      84,733
  Changes in net assets held for sale.....................     (936)       (324)
  Other, net..............................................       21         179
  Investing activities of discontinued operations.........     (452)     (3,119)
                                                           --------   ---------
  Net cash provided by investing activities...............  165,210      59,517
Cash flows from financing activities:
  Proceeds from issuance of debt..........................   40,473     143,712
  Debt repayments and repurchase of debentures, net.......  (93,495)   (145,130)
  Issuance of Class A Common Stock........................      859      53,921
  Financing activities of discontinued operations.........     (745)        --
                                                           --------   ---------
  Net cash provided by (used for) financing activities....  (52,908)     52,503
  Effect of exchange rate changes on cash.................      222        (688)
  Net increase in cash and cash equivalents...............   58,674      19,487
  Cash and cash equivalents, beginning of the year........   39,649      19,420
                                                           --------   ---------
  Cash and cash equivalents, end of the period............ $ 98,323   $  38,907
                                                           ========   =========

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1. FINANCIAL STATEMENTS

  The consolidated balance sheet as of December 28, 1997 and the consolidated statements of earnings and cash flows for the three months and six months ended December 29, 1996 and December 28, 1997 have been prepared by the Company, without audit. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at December 28, 1997, and for all periods presented, have been made. The balance sheet at June 30, 1997 was condensed from the audited financial statements as of that date.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's June 30, 1997 Form 10-K and Banner Aerospace, Inc.'s March 31, 1997 Form 10-K. The results of operations for the period ended December 28, 1997 are not necessarily indicative of the operating results for the full year. Certain amounts in prior years' quarterly financial statements have been reclassified to conform to the current presentation.

  The Company's investment in STFI resulted from a March 13, 1996 Merger of the Communications Services Segment of the Company with Shared Technologies, Inc. The sale of STFI to Intermedia Communications Inc., as discussed in Note 11, completes the disposition of the Company's former Communications Services Segment. In February 1998, the Company adopted a formal plan to sell its interest in Fairchild Technologies segment. Accordingly, the Company's financial statements have been restated to present the results of STFI and Fairchild Technologies as discontinued operations.

2. BUSINESS COMBINATIONS

  The Company's acquisitions described in this section have been accounted for using the purchase method. The respective purchase price is assigned to the net assets acquired based on the fair value of such assets and liabilities at the respective acquisition dates.

  In December 1997, the Company acquired AS+C GmbH, Aviation Supply + Consulting ("AS&C") in a business combination accounted for as a purchase. The total cost of the acquisition was $13,245, which exceeded the fair value of the net assets of AS&C by approximately $7,350, which is preliminarily being allocated as goodwill and amortized using the straight-line method over 40 years. The Company purchased AS&C with cash borrowed. AS&C is an aerospace parts, logistics, and distribution company primarily servicing the European OEM market.

  In February 1997, the Company completed a transaction (the "Simmonds Acquisition") pursuant to which the Company acquired common shares and convertible debt representing an 84.2% interest, on a fully diluted basis, of Simmonds S.A. ("Simmonds"). The Company initiated a tender offer to purchase the remaining shares and convertible debt held by the public. By June 30, 1997, the Company had purchased, or placed sufficient cash in escrow to purchase, all the remaining shares and convertible debt of Simmonds. The total purchase price of Simmonds, including the assumption of debt, was approximately $62,000, which the Company funded with available cash and borrowings. The Company recorded approximately $13,750 in goodwill as a result of this acquisition, which will be amortized using the straight-line method over 40 years. Simmonds is one of Europe's leading manufacturers and distributors of aerospace and automotive fasteners.

  In January 1997, Banner Aerospace, Inc. ("Banner"), a majority-owned subsidiary of the Company, acquired PB Herndon Company ("PB Herndon") in a business combination accounted for as a purchase. The total cost of the acquisition was $16,000, including the assumption of $1,300 in debt, which exceeded the fair value of the net assets of PB Herndon by approximately $3,500, which is being amortized using the straight-line method over 40 years. The Company purchased PB Herndon with available cash. PB Herndon is a distributor of specialty fastener lines and similar aerospace related components.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  On June 30, 1997, the Company sold all the patents of Fairchild Scandinavian Bellyloading Company ("SBC") to Teleflex Incorporated ("Teleflex") for $5,000, and immediately thereafter sold all the stock of SBC to a wholly owned subsidiary of Teleflex for $2,000. The Company may also receive additional proceeds of up to $7,000 based on future net sales of SBC's patented products and services.

3. DISCONTINUED OPERATIONS

  On November 20, 1997, Shared Technologies Fairchild Inc. ("STFI"), a corporation in which the Company owned approximately 42% of the outstanding common stock, entered into a merger agreement with Intermedia Communications Inc. ("Intermedia") pursuant to which holders of STFI common stock will receive $15.00 per share in cash (the "STFI Merger"). The Company was paid approximately $85,000 in cash (before tax and selling expenses) in exchange for preferred stock of STFI owned by the Company, and received an additional $93,000 in cash (before tax and selling expenses) in the first three months of 1998 in exchange for the 6,225,000 shares of common stock of STFI owned by the Company. In the quarter ended December 28, 1997, the Company recorded a $29,974 gain, net of tax, on disposal of discontinued operations, from the proceeds received for the preferred stock of STFI. The Company will record net gain of approximately $67,545 from the sale of the common stock in the quarter ended March 29, 1998. The results of STFI have been accounted for as discontinued operations.

  Earnings from discontinued operations includes the Company's equity in earnings of $622 and $1,095 from the STFI investments during the six months ended December 28, 1997 and December 29, 1996, respectively.

  See Note 11 for the discontinuance of Fairchild Technologies.

4. EQUITY SECURITIES

  On December 19, 1997, the Company completed a secondary offering of public securities. The offering consisted of an issuance of 3,000,000 shares of the Company's Class A Common Stock at $20.00 per share (the "Offering").

  The Company had 17,047,167 shares of Class A Common Stock and 2,624,716 shares of Class B Common Stock outstanding at December 28, 1997. Class A Common Stock is traded on both the New York and Pacific Stock Exchanges. There is no public market for the Class B Common Stock. Shares of Class A Common Stock are entitled to one vote per share and cannot be exchanged for shares of Class B Common Stock. Shares of Class B Common Stock are entitled to ten votes per share and can be exchanged, at any time, for shares of Class A Common Stock on a share-for-share basis. For the six months ended December 28, 1997, 47,084 shares of Class A Common Stock were issued as a result of the exercise of stock options, and shareholders converted 7,800 shares of Class B Common Stock into Class A Common Stock.

5. CREDIT AGREEMENT

  On December 19, 1997, immediately following the Offering, the Company restructured its FHC and RHI Credit Agreements by entering into a new credit facility to provide the Company with a $300,000 senior secured credit facility (the "Facility") consisting of (i) a $75,000 revolving loan with a letter of credit sub-facility of $30,000 and a $10,000 swing loan sub-facility, and (ii) a $225,000 term loan. Advances made under the Facility will generally bear interest at a rate of, at the Company's option, either (i) 2% over the Citibank N.A. base rate, or (ii) 3% over the Eurodollar Rate ("LIBOR") for the first nine months following closing, and is subject to change based upon the Company's financial performance thereafter. The Facility is subject to a non-use commitment fee of 1/2% of the aggregate unused availability for the first nine months post-closing and is subject to change based upon the Company's financial performance thereafter. Outstanding letters of credit are subject to fees equivalent to the LIBOR margin rate. A borrowing base is calculated monthly to determine the amounts available under the Facility. The borrowing base is determined monthly based upon (i) the EBITDA of the Company's Aerospace Fastener business, as adjusted, and (ii) specified percentages of various marketable

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES securities and cash equivalents. The Facility will mature on June 18, 2004. The term loan is subject to mandatory prepayment requirements and optional prepayments. The revolving loan is subject to mandatory prepayment requirements and optional commitment reductions. On December 28, 1997, the Company was in compliance with all the covenants under its credit agreements.

  The Company recognized an extraordinary loss of $3,024, net of tax, to write-off the remaining deferred loan fees associated with early extinguishment of FHC and RHI Credit Agreements.

  In August 1997, the Company entered into a delayed-start swap interest rate lock hedge agreement (the "FHC Hedge Agreement") to reduce its exposure to increases in interest rates on variable rate debt. In December 1997, the Company amended the FHC Hedge Agreement. Beginning on February 17, 1998, the FHC Hedge Agreement will provide interest rate protection on $100,000 of variable rate debt for ten years, with interest being calculated based on a fixed LIBOR rate of 6.715%. On January 14, 1998, the FHC Hedge Agreement was further amended to provide interest rate protection with interest being calculated based on a fixed LIBOR rate of 6.24% from February 17, 1998 to February 17, 2003. On February 17, 2003, the bank will have a one-time option to either (i) elect to cancel the ten-year agreement; or (ii) do nothing and proceed with the transaction, using a fixed LIBOR rate of 6.715% for the period February 17, 2003 to February 19, 2008. No costs were incurred as a result of these transactions.

  On November 25, 1997, Banner amended its credit agreement to increase its revolving credit facility by $50,000.

6. RESTRICTED CASH

  The Company had restricted cash of approximately $4,839 and $30,687 on June 30, 1997 and December 28, 1997, respectively, all of which is maintained as collateral for certain debt facilities.

7. SUMMARIZED STATEMENT OF EARNINGS INFORMATION

  The following table presents summarized historical financial information, on a combined 100% basis, of the Company's principal investments, which are accounted for using the equity method.

                                                           SIX MONTHS ENDED
                                                       -------------------------
                                                       DECEMBER 29, DECEMBER 28,
                                                           1996         1997
   Net sales..........................................   $52,239      $48,841
   Gross profit.......................................    20,096       18,191
   Earnings from continuing operations................     5,036        8,132
   Net earnings.......................................     5,036        8,132

  The Company owns approximately 31.9% of Nacanco Paketleme common stock. The Company recorded equity earnings of $1,571 and $2,584 from this investment for the six months ended December 29, 1996 and December 28, 1997, respectively.

8. MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES

  On December 28, 1997, the Company had $70,327 of minority interest, of which $69,700 represents Banner. Minority shareholders hold approximately 36% of Banner's outstanding common stock.

9. EARNINGS PER SHARE

  Effective December 28, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement replaces the previously reported primary and fully diluted

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES earnings (loss) per share with basic and diluted earnings (loss) per share. Unlike primary earnings (loss) per share, basic earnings (loss) per share excludes any diluted effects of options. Diluted earnings (loss) per share is very similar to the previously reported fully diluted earnings (loss) per share. All earnings (loss) per share have been restated to conform to the requirements of SFAS 128.

  The computation of diluted loss per share for the three-month and six-month periods ended December 28, 1997 and December 29, 1996 excluded the effect of incremental common shares attributable to the potential exercise of common stock options outstanding and warrants outstanding, because their effect was antidilutive. These shares could potentially dilute basic earnings (loss) per share in the future. The Company entered into an agreement subsequent to December 28, 1997, which, upon consummation, would increase the number of outstanding shares (see Note 11).

10. CONTINGENCIES

GOVERNMENT CLAIMS

  The Corporate Administrative Contracting Officer (the "ACO"), based upon the advice of the United States Defense Contract Audit Agency, has made a determination that Fairchild Industries, Inc. ("FII"), a former subsidiary of the Company, did not comply with Federal Acquisition Regulations and Cost Accounting Standards in accounting for (i) the 1985 reversion to FII of certain assets of terminated defined benefit pension plans, and (ii) pension costs upon the closing of segments of FII's business. The ACO has directed FII to prepare cost impact proposals relating to such plan terminations and segment closings and, following receipt of such cost impact proposals, may seek adjustments to contract prices. The ACO alleges that substantial amounts will be due if such adjustments are made, however, an estimate of the possible loss or range of loss from the ACO's assertion cannot be made. The Company believes it has properly accounted for the asset reversions in accordance with applicable accounting standards. The Company has held discussions with the government to attempt to resolve these pension accounting issues.

 ENVIRONMENTAL MATTERS

  The Company's operations are subject to stringent Government imposed environmental laws and regulations concerning, among other things, the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. To date, such laws and regulations have not had a material effect on the financial condition, results of operations, or net cash flows of the Company, although the Company has expended, and can be expected to expend in the future, significant amounts for investigation of environmental conditions and installation of environmental control facilities, remediation of environmental conditions and other similar matters, particularly in the Aerospace Fasteners segment.

  In connection with its plans to dispose of certain real estate, the Company must investigate environmental conditions and may be required to take certain corrective action prior or pursuant to any such disposition. In addition, management has identified several areas of potential contamination at or from other facilities owned, or previously owned, by the Company, that may require the Company either to take corrective action or to contribute to a clean-up. The Company is also a defendant in certain lawsuits and proceedings seeking to require the Company to pay for investigation or remediation of environmental matters and has been alleged to be a potentially responsible party at various "Superfund" sites. Management of the Company believes that it has recorded adequate reserves in its financial statements to complete such investigation and take any necessary corrective actions or make any necessary contributions. No amounts have been recorded as due from third parties, including insurers, or set off against, any liability of the Company, unless such parties are contractually obligated to contribute and are not disputing such liability.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  As of December 28, 1997, the consolidated total recorded liabilities of the Company for environmental matters approximated $7,500, which represented the estimated probable exposures for these matters. It is reasonably possible that the Company's total exposure for these matters could be approximately $12,300 on an undiscounted basis.

OTHER MATTERS

  The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings, including those aforementioned, will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

11. SUBSEQUENT EVENTS

  On January 13, 1998, certain subsidiaries (the "Selling Subsidiaries"), of Banner Aerospace, Inc. ("Banner", a majority-owned subsidiary of the Company), completed the disposition of substantially all of the assets and certain liabilities of the Selling Subsidiaries to two wholly-owned subsidiaries of AlliedSignal Inc. (the "Buyers"), in exchange for unregistered shares of AlliedSignal Inc. common stock with an aggregate value equal to $369,000 (the "Banner Hardware Group Disposition"). The purchase price received by the Selling Subsidiaries was based on the consolidated net worth as reflected on an estimated closing date balance sheet for the assets (and liabilities) conveyed by the Selling Subsidiaries to the Buyers. Such estimated closing date balance sheet is subject to review by the parties, and the purchase price will be adjusted (up or down) based on the net worth as reflected on the final closing date balance sheet. The assets transferred to the Buyers consists primarily of Banner's hardware group, which includes the distribution of bearings, nuts, bolts, screws, rivets and other type of fasteners, and its PacAero unit. Approximately $196,000 of the common stock received from the Buyers was used to repay outstanding term loans of Banner's subsidiaries and related fees. The Company will account for its remaining investment in Allied common stock as an available-for-sale security. Banner effected the Banner Hardware Group Disposition to concentrate its efforts on the rotables and jet engine businesses and because the Banner Hardware Group Disposition presented a unique opportunity to realize a significant return on the disposition of the hardware group.

  On January 28, 1998, the Company entered into a merger agreement to acquire Edwards and Lock Management Corporation, doing business as Special-T Fasteners ("Special-T"), in a business combination to be accounted for as a purchase. The total cost of the acquisition will be approximately $46,500, and will be funded with approximately $23,000 of available cash and $23,500 of unregistered shares of the Company's Class A Common Stock. The acquisition is subject to usual regulatory approvals. Special-T distributes precision fasteners worldwide, utilized primarily in the aerospace industry, to both government and commercial manufacturers.

  On February 3, 1998, with the proceeds of the Offering, term loan borrowings under the Facility, and the after tax proceeds the Company has already received from the STFI Merger (collectively, the "Refinancing"), the Company refinanced substantially all of its existing indebtedness (other than indebtedness of Banner), consisting of (i) $63,000 to redeem the 11 7/8% Senior Debentures due 1999; (ii) $117,600 to redeem the 12% Intermediate Debentures due 2001; (iii) $35,856 to redeem the 13 1/8% Subordinated Debentures due 2006; (iv) $25,063 to redeem the 13% Junior Subordinated Debentures due 2007; and (v) accrued interest of $10,562.

  For the Company's fiscal years 1995, 1996, and 1997, and for the first six months of fiscal 1998, Technologies had operating losses of approximately $1.5 million, $1.5 million, $3.6 million, and $5 million, respectively. In addition, as a result of the downturn in the Asian markets, Technologies has experienced delivery deferrals, reduction in new orders, lower margins and increased price competition.

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

  In response, in February, 1998, the Company adopted a formal plan to enhance the opportunities for disposition of Technologies, while improving the ability of Technologies to operate more efficiently. The plan includes a reduction in production capacity and headcount at Technologies, and the pursuit of potential vertical and horizontal integration with peers and competitors of the two divisions that constitute Technologies, or the inclusion of those divisions in the Spin-Off. If the Company elects to include Technologies in the Spin-Off, the Company believes that it would be required to contribute substantial additional resources to allow Technologies the liquidity necessary to sustain and grow both the Fairchild Technologies' operating divisions.

  In connection with the adoption of such plan, the Company will take an after-tax reserve of approximately $22 million in discontinued operations in the third fiscal quarter ending March 29, 1998, of which $14 million (net of income tax benefit of $4 million) relates to an estimated loss on the disposal of certain assets of Technologies, and $8 million relates to a provision for expected operating losses over the next twelve months at Technologies. While the Company believes that $22 million is a sufficient charge for the expected losses in connection with the disposition of Technologies, there can be no assurance that the reserve is adequate.

           SCHEDULE I--CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                           THE FAIRCHILD CORPORATION

              CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY
                       BALANCE SHEETS (NOT CONSOLIDATED)

                                                              JUNE 30, JUNE 30,
                                                                1997     1996
                                                               (IN THOUSANDS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $    234 $  1,887
  Accounts receivable........................................      384      179
  Prepaid expenses and other current assets..................      250      192
                                                              -------- --------
    Total current assets.....................................      868    2,258
  Property, plant and equipment, less accumulated
   depreciation..............................................      486      628
  Investments in subsidiaries................................  390,355  391,958
  Investments and advances, affiliated companies.............    1,435    3,047
  Goodwill...................................................    4,133    4,263
  Noncurrent tax assets......................................   29,624   14,548
  Other assets...............................................    2,403    3,510
                                                              -------- --------
    Total assets............................................. $429,304 $420,212
                                                              ======== ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses...................... $  8,315 $  7,735
                                                              -------- --------
    Total current liabilities................................    5,516    8,042
  Long-term debt.............................................  190,567  180,141
  Other long-term liabilities................................      797    1,168
                                                              -------- --------
    Total liabilities........................................  199,679  189,044
Stockholders' equity:
  Class A Common Stock.......................................    2,023    2,000
  Class B Common Stock.......................................      263      263
  Retained earnings and other equity.........................  227,339  228,905
                                                              -------- --------
    Total stockholders' equity...............................  229,625  231,168
                                                              -------- --------
    Total liabilities and stockholders' equity............... $429,304 $420,212
                                                              ======== ========


    The accompanying notes are an integral part of these condensed financial statements.

                                                                      SCHEDULE I

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
                    STATEMENT OF EARNINGS (NOT CONSOLIDATED)

                                              FOR THE YEARS ENDED JUNE 30,
                                              -------------------------------
                                                1997       1996       1995
                                                     (IN THOUSANDS)
Costs and Expenses:
  Selling, general & administrative.......... $   3,925  $   5,148  $   3,920
  Amortization of goodwill...................       130        130        130
                                              ---------  ---------  ---------
                                                  4,055      5,278      4,050
Operating income.............................    (4,055)    (5,278)    (4,050)
Net interest expense.........................    25,252     28,387     29,027
Investment income, net.......................        16          1       (434)
Equity in earnings of affiliates.............       480        269       (409)
Nonrecurring expense.........................       --      (1,064)       --
                                              ---------  ---------  ---------
Loss from continuing operations before
 taxes.......................................   (28,811)   (34,459)   (33,920)
Income tax provision (benefit)...............   (15,076)   (12,509)   (18,838)
                                              ---------  ---------  ---------
Loss before equity in earnings of
 subsidiaries................................   (13,735)   (21,950)   (15,082)
Equity in earnings of subsidiaries...........    15,066    211,656    (18,742)
                                              ---------  ---------  ---------
Net earnings (loss).......................... $   1,331  $ 189,706  $ (33,824)
                                              =========  =========  =========


    The accompanying notes are an integral part of these condensed financial statements.

                           THE FAIRCHILD CORPORATION

              CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY
                   STATEMENT OF CASH FLOWS (NOT CONSOLIDATED)

                                                 FOR THE YEARS ENDED JUNE 30,
                                                 -------------------------------
                                                   1997       1996       1995
                                                        (IN THOUSANDS)
Cash provided by (used for) operations.......... $ (14,271) $  36,916  $ (9,607)
Investing activities:
  Equity investments in affiliates..............     2,092        (21)    1,356
                                                 ---------  ---------  --------
                                                     2,092        (21)    1,356
Financing activities:
  Proceeds from issuance of intercompany debt...     9,400        --      7,400
  Debt repayments...............................       --     (42,265)      --
  Issuance of common stock......................     1,126      1,509       --
                                                 ---------  ---------  --------
                                                    10,526    (40,756)    7,400
                                                 ---------  ---------  --------
Net decrease in cash............................ $  (1,653) $  (3,861) $   (851)
                                                 =========  =========  ========


    The accompanying notes are an integral part of these condensed financial statements.

                                                                     SCHEDULE I

            THE FAIRCHILD CORPORATION AND CONSOLIDATED SUBSIDIARIES

                 CONDENSED FINANCIAL STATEMENTS OF THE COMPANY
               NOTES TO FINANCIAL STATEMENTS (NOT CONSOLIDATED)
                                (IN THOUSANDS)

1. BASIS OF PRESENTATION

  In accordance with the requirements of Regulation S-X of the Securities and Exchange Commission, the financial statements of the Company are condensed and omit many disclosures presented in the consolidated financial statements and the notes thereto.

2. LONG-TERM DEBT

                                                              JUNE 30, JUNE 30,
                                                                1997     1996
   12% Inter. Debentures Due 2001............................ $128,000 $123,600
   13 1/8% Sub. Debentures Due 2006..........................   35,856   35,856
   13% Jr. Sub. Debenture Due 2007...........................   30,063   25,063
                                                              -------- --------
                                                              $193,919 $184,519
                                                              ======== ========

  Maturities of long-term debt for the next five years are as follows: no maturities in 1998, $30,335 in 1999, $31,520 in 2000, $31,713 in 2001, and
$37,320 in 2002.

3. DIVIDENDS FROM SUBSIDIARIES

  Cash dividends paid to The Fairchild Corporation by its consolidated subsidiaries were $10,000, $42,100, and $10,000 in Fiscal 1997, 1996, and
1995, respectively.

4. CONTINGENCIES

  The Company is involved in various other claims and lawsuits incidental to its business, some of which involve substantial amounts. The Company, either on its own or through its insurance carriers, is contesting these matters. In the opinion of management, the ultimate resolution of the legal proceedings will not have a material adverse effect on the financial condition, or future results of operations or net cash flows of the Company.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

  Changes in the allowance for doubtful accounts are as follows:

                                                FOR THE YEARS ENDED JUNE 30,
                                               --------------------------------
                                                 1995        1996       1997
                                                       (IN THOUSANDS)
   Beginning balance.......................... $     901  $    2,738  $   5,449
   Charges to cost and expenses...............     1,569       1,766      1,978
   Charges to other accounts(a)...............       410       2,405        445
   Amounts written off........................      (142)     (1,460)      (967)
                                               ---------  ----------  ---------
   Ending Balance............................. $   2,738  $    5,449  $   6,905
                                               =========  ==========  =========

---------------------
(a) Recoveries of amounts written off in prior periods, foreign currency translation and the change in related noncurrent taxes.

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for shares of Banner shares and any other required documents should be sent or delivered by each shareholder of Banner or his or her broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of the addresses set forth below.

                              THE EXCHANGE AGENT:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

      BY MAIL:         BY FACSIMILE        BY HAND:           BY OVERNIGHT
Post Office Box 3301   TRANSMISSION:     120 Broadway           COURIER:
South Hackensack, NJ  (201) 329-8936      13th Floor       85 Challenger Road
        07606                         New York, NY 10271     Mail Drop-Reorg
Attn: Reorganization   CONFIRMATION  Attn: Reorganization  Ridgefield Park, NJ
     Department        OF FACSIMILE       Department              07660
                       TRANSMISSION                       Attn: Reorganization
                           ONLY:                               Department
                      (201) 296-4860

  Any questions or requests for assistance or additional copies of the Prospectus, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to ChaseMellon Shareholder Services, L.L.C., as Information Agent, at the telephone number and location listed below. You may also contact your local broker, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

               THE INFORMATION AGENT FOR THE EXCHANGE OFFER IS:

                   CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                             450 WEST 33RD STREET
                                  14TH FLOOR
                              NEW YORK, NY 10001

                    BANKS AND BROKERAGE FIRMS CALL COLLECT:
                                (212) 273-8080

                          ALL OTHERS CALL TOLL FREE:
                                (888) 224-2745